                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                 (Translation of registrant's name into English)

                     25, Avenue Kléber, 75116 Paris, France
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This  Report  on  Form  6-K  includes  materials  relating  to an  Ordinary  and
Extraordinary  Shareholders'  Meeting to be held on 18 November  2003, on second call.  These  materials  make  reference and relate in part to certain  proposed issuances of securities by ALSTOM.  The securities  mentioned in these materials have not been and will not be registered under the United States  Securities Act of 1933, as amended,  and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

These  materials are not an offer to sell  securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

ENCLOSURES:

Press release dated November 5, 2003,  "ALSTOM  Awarded Frame Contract for Control and Signaling Equipment by Belgian Railways"

Press release dated November 12, 2003,  "ALSTOM Wins Transport  Orders
Worth €84 Million in Germany and Italy"

Press release  dated  November 13, 2003,  "ALSTOM  Awarded 250 Million
Euro Contract in Sudan"

Interim   Consolidated   Financial   Statements  for  Half-Year  Ended
September 30, 2003

Management Discussion and Analysis on Interim Consolidated  Statements
as at 30 September 2003

Press release dated November 20, 2003, "ALSTOM Capital Increase"

Press  release  dated  November  20,  2003,  "ALSTOM Wins €240 Million
Contract for Maintenance of Bucharest Metro Fleet"

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: November 21, 2003                    By: /S/ Philippe Jaffré
                                               --------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                 5 November 2003

                          ALSTOM AWARDED FRAME CONTRACT
                       FOR CONTROL AND SIGNALING EQUIPMENT
                               BY BELGIAN RAILWAYS

A consortium  consisting of ALSTOM and Siemens has been awarded a frame contract by Belgian Railways (SNCB) for the supply of new electronic  control centers and signaling equipment.

The total value of the contract is approximately €116 million. ALSTOM's scope of supply,  worth €76 million,  is for  interlocking  technology from its SMARTLOCK range. Siemens is responsible for project management and will supply the control room equipment; its share of the order is €40 million.

This is a repeat order for both ALSTOM and Siemens,  which have already supplied the same  technology  for  SNCB's  long-term  project  to  optimize  safety  and punctuality of their train operations.

"We are delighted with this  significant  order for more SMARTLOCK  technology,"
said  Philippe  Mellier,  president  of  ALSTOM  Transport.  "It  is  a  further confirmation of the trust that our customers are placing in ALSTOM."

WITH  MORE  THAN 35  PRODUCT  LINES AND A  PRESENCE  IN MORE THAN 60  COUNTRIES,
ALSTOM'S  TRANSPORT SECTOR OFFERS COMPLETE PRODUCTS AND SERVICES FOR NEW ROLLING
STOCK,  SIGNALING,  AND  ELECTRICAL  AND  MECHANICAL  INFRASTRUCTURE  AS WELL AS
MAINTENANCE  AND  REHABILITATION  SERVICES TO FOUR DISTINCT  TYPES OF CUSTOMERS:
URBAN TRANSIT AUTHORITIES AND OPERATORS;  INTERCITY PASSENGER RAIL OPERATORS AND
ROLLING   STOCK  OWNERS;   RAIL  FREIGHT   OPERATORS;   AND  INTERCITY   RAILWAY
INFRASTRUCTURE OWNERS.  ALSTOM'S TRANSPORT SECTOR, WITH SALES OF €5.1 BILLION IN
FINANCIAL YEAR 2002-2003,  IS AMONG THE WORLD'S LEADING SUPPLIERS TO THE RAILWAY
INDUSTRY.

                           Press relations:    Gilles Tourvieille
                                               Tél. +33 1 47 55 23 15
                                               internet.press@chq.alstom.com
                           Investor relations: Emmanuelle Chatelain
                                               Tel. +33 (0)1 47 55 25 33
                                               investor.relations@chq.alstom.com

                                                                12 November 2003

                       ALSTOM WINS TRANSPORT ORDERS WORTH
                        €84 MILLION IN GERMANY AND ITALY

ALSTOM has won a €45 million  commuter-train order from Hamburg S-Bahn and a €39 million  order for railway  systems  and  infrastructure  from Rete  Ferroviaria
Italiana (RFI).

TRAINS FOR S-BAHN HAMBURG

S-Bahn  Hamburg,  the city's  rapid-transit  railway,  has awarded a  consortium consisting of ALSTOM and  Bombardier  Transportation  an order for the supply of nine new trains and the rebuilding of 33 existing trains.  ALSTOM's share of the
€90 million order is €45 million.

The 42  three-unit  trains will offer  service on a new  extension  of an S-Bahn line.  Both  the new and  the  renovated  trains  will  be  equipped  to use two different power-supply systems.

ALSTOM will supply the mechanical  equipment  from its site at  Salzgitter,  and
Bombardier will supply the electrical equipment.

RAILWAY SYSTEMS AND INFRASTRUCTURE FOR MILAN-BOLOGNA LINE
RFI, the infrastructure  subsidiary of Italy's national railway group,  Ferrovie dello Stato, has awarded an ALSTOM-led  consortium a €65 million order to supply systems  and  infrastructure  for a railway  line  between  Milan  and  Bologna.
ALSTOM's share of the contract is €39 million.

ALSTOM will  design,  manufacture,  install and test the systems for  signaling, train control, telecommunications, power supply and lighting.

The other members of the consortium are the Italian  companies  Sirti,  Ceprini,
Icefs and CLF, which will carry out other  engineering  and  construction  work, such as civil works and trackwork.

Press relations:    S. Gagneraud/G. Tourvieille
                    (Tél. +33 1 47 55 25 87)
                    internet.press@chq.alstom.com

Investor relations: E. Chatelain
                    (Tél. +33 1 47 55 25 33)
                    Investor.relations@chq.alstom.com

                                                                13 November 2003

                         ALSTOM AWARDED 250 MILLION EURO
                                CONTRACT IN SUDAN

ALSTOM has just been awarded a contract by the Ministry of Irrigation  and Water
Resources  of the  Republic  of  the  Sudan  to  supply  the  electro-mechanical equipment  for the Merowe Dam Project,  located on the Nile River.  The value of the contract is in excess of 250 million euro.

ALSTOM's scope of supply includes 10 hydro turbines and generators, each with an output of 125 MW, the  balance of plant,  control  system and  engineering.  The scope also includes erection and commissioning. One of the key factors in ALSTOM winning this contract has been its  unrivalled  experience in the field of hydro power.  This new contract  confirms  ALSTOM's No. 1 position in this  world-wide market.

This contract marks a milestone in the economic progress of Sudan. On completion of this project,  the power generation  capacity will be more than doubled.  The project, due to commence in December 2003 will be executed over a period of five years and will involve  several  engineering and  manufacturing  units in ALSTOM including Brazil, Switzerland, France and Germany.

Philippe Soulié,  President of ALSTOM's Power  Environment  Sector said "winning this  contract  represents a major success for us. At this  particular  point in
ALSTOM's  recovery  plan,  we  regard  this  award as a strong  and  encouraging demonstration  of  confidence on the part of our Customer and we are proud to be associated with this prestigious project"

Press relations:    G. Tourvieille / S. Gagneraud
                    (Tél. +33 1 47 55 23 15)
                    internet.press@chq.alstom.com

Investor Relations: E. Chatelain
                    (Tél. +33 1 47 55 25 33)
                    Investor.relations@chq.alstom.com

(FREE TRANSLATION OF A FRENCH LANGUAGE ORIGINAL PREPARED FOR CONVENIENCE PURPOSE
ONLY.  ACCOUNTING  PRINCIPLES  AND AUDITING  STANDARDS AND THEIR  APPLICATION IN
PRACTICE VARY FROM ONE COUNTRY TO ANOTHER. THE ACCOMPANYING FINANCIAL STATEMENTS
ARE NOT INTENDED TO PRESENT THE FINANCIAL  POSITION,  RESULTS OF OPERATIONS  AND
CASH FLOWS IN ACCORDANCE  WITH  ACCOUNTING  PRINCIPLES  AND PRACTICES  GENERALLY
ACCEPTED IN  COUNTRIES  OTHER THAN  FRANCE.  IN  ADDITION,  THE  PROCEDURES  AND
PRACTICES  FOLLOWED BY THE  STATUTORY  AUDITORS  IN FRANCE WITH  RESPECT TO SUCH
FINANCIAL  STATEMENTS  INCLUDED IN A PROSPECTUS MAY DIFFER FROM THOSE  GENERALLY
ACCEPTED  AND APPLIED BY AUDITORS IN OTHER  COUNTRIES.  ACCORDINGLY,  THE FRENCH
FINANCIAL  STATEMENTS  AND THE  AUDITORS'  REPORT  - OF WHICH A  TRANSLATION  IS
PRESENTED  IN  THIS  DOCUMENT  FOR  CONVENIENCE  ONLY - ARE  FOR  USE  BY  THOSE
KNOWLEDGEABLE ABOUT FRENCH ACCOUNTING  PROCEDURES,  AUDITING STANDARDS AND THEIR
APPLICATION IN PRACTICE.)

        BARBIER FRINAULT & AUTRES               DELOITTE TOUCHE TOHMATSU
              ERNST & YOUNG                  185, avenue Charles-de-Gaulle
              41, rue Ybry                              B.P. 136
      92576 Neuilly-sur-Seine Cedex          92203 Neuilly-sur-Seine Cedex

                   INDEPENDENT AUDITORS' REVIEW REPORT ON THE
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                  PERIOD FROM 1 APRIL 2003 TO 30 SEPTEMBER 2003

Pursuant to article L. 232-7 of the French  Commercial  Code (CODE DE COMMERCE),
we have reviewed the accompanying interim  consolidated  financial statements of
ALSTOM ("the Group")  covering the period from 1 April 2003 to 30 September 2003 and the information contained in the half year management report.

The interim  consolidated  financial  statements are the  responsibility  of the board of directors. Our responsibility is to issue a report on them based on our review.

We  have  conducted  our  review  in  accordance  with  professional   standards
applicable  in  France.   These  standards   require  that  we  perform  limited
procedures,  to obtain  moderate  assurance,  which is less than  obtained in an audit, as to whether the interim  consolidated  financial statements are free of material  misstatement.  We have not performed an audit,  as a review is limited primarily to  analytical  procedures  and to inquiries of group  management  and knowledgeable personnel on information as we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim  consolidated  financial  statements,  prepared in accordance with accounting  principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 September  2003 and of the results of its  operations for the six month period then ended.

The accompanying  interim  consolidated  financial statements have been prepared assuming  that ALSTOM  will  continue as a going  concern.  ALSTOM has  incurred significant  operating  losses and a high level of  indebtedness  as a result of which  its  ability  to meet  its  financial  needs  depends  on the  successful execution of its action plans. As part of these action plans and as explained in

Note 19,  ALSTOM has reached  agreement  with its banks and with the Republic of
France,  the implementation of which depends on certain future events set out in
Note 19 and Note 14. The accompanying interim consolidated  financial statements do not  include  any  adjustments  to  assets  and  liabilities,  in  particular goodwill, other intangible assets and deferred tax assets that are stated on the balance sheet as of 30 September 2003 for,  respectively,  €3,931, 974 and 1,884 million (see Notes 7, 8 and 6), that may possibly result from a negative outcome to the  uncertainty  related  to  going  concern  arising  through  the  matters described above.

As set out in Note 6,  independent  of the  success  of the  action  plans,  the capacity of ALSTOM to continue to support the carrying value of its deferred tax assets  depends on the Group's  ability to generate an adequate level of taxable income over the coming years.

We have also reviewed,  in accordance with professional  standards applicable in
France,  the information  contained in the management  report  accompanying  the interim consolidated financial.

We have no comment to make as to its consistency  with the interim  consolidated financial  statements or the fair  presentation of the information  contained in the management report.

                       Neuilly-sur-Seine, 13 November 2003

                            The Independent Auditors

  --------------------------------------  --------------------------------------
        BARBIER FRINAULT & AUTRES                DELOITTE TOUCHE TOHMATSU
            Gilles Puissochet                             Alan Glen

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                        HALF-YEAR ENDED 30 SEPTEMBER 2003

                     INTERIM CONSOLIDATED INCOME STATEMENTS

                                                     HALF-YEAR ENDED
                                                      30 SEPTEMBER       YEAR ENDED
                                                 ----------------------   31 MARCH
                                           NOTE     2002        2003        2003
                                                 ----------  ----------  ----------
                                                           (IN € MILLION)
SALES                                      (16)    10,769       8,854      21,351
     OF WHICH PRODUCTS                              8,514       6,602      16,374
     OF WHICH SERVICES                              2,255       2,252       4,977

Cost of sales                                      (8,905)     (7,577)    (19,187)
     OF WHICH PRODUCTS                             (7,182)     (5,805)    (15,504)
     OF WHICH SERVICES                             (1,723)     (1,772)     (3,683)

Selling expenses                                     (515)       (435)       (970)
Research and development expenses                    (319)       (239)       (622)
Administrative expenses                              (488)       (471)     (1,079)
                                                 ----------  ----------  ----------
OPERATING INCOME                           (16)       542         132        (507)
Other income (expense), net                 (4)      (188)       (397)       (555)
Other intangible assets amortisation        (8)       (32)        (31)        (67)
                                                 ----------  ----------  ----------
EARNINGS BEFORE INTEREST AND TAX           (16)       322        (296)     (1,129)
Financial income (expense), net             (5)      (128)       (220)       (270)
                                                 ----------  ----------  ----------
PRE-TAX INCOME (LOSS)                                 194        (516)     (1,399)
Income tax (charge) credit                  (6)       (36)         29         263
Share in net income (loss) of equity
  investments                                           2           -           3
Minority interests                                     (5)         (2)        (15)
Goodwill amortisation                       (7)      (144)       (135)       (284)
                                                 ----------  ----------  ----------
NET INCOME (LOSS)                                      11        (624)     (1,432)
                                                 ==========  ==========  ==========
Earnings per share in Euro
  Basic                                                 -        (2.2)       (5.4)
  Diluted                                               -        (2.2)       (5.4)

              The accompanying Notes are an integral part of these
                   Interim Consolidated Financial Statements.

                       INTERIM CONSOLIDATED BALANCE SHEETS

                                                            AT 31         AT 30
                                                            MARCH       SEPTEMBER
                                                 NOTE       2003          2003
                                                        ------------  ------------
                                                              (IN € MILLION)
ASSETS
Goodwill, net                                     (7)        4,440         3,931
Other intangible assets, net                      (8)        1,168           974
Property, plant and equipment, net                           2,331         1,940
Investments in equity method investees and
other investments, net                                         245           249
Other fixed assets, net                           (9)        1,294         1,239
                                                        ------------  ------------
TANGIBLE, INTANGIBLE AND OTHER FIXED ASSETS,
  NET                                                        9,478         8,333
DEFERRED TAXES                                    (6)        1,831         1,884
Inventories and contracts in progress, net                   4,608         3,744
Trade receivables, net                           (10)        4,855         4,686
Other accounts receivables, net                              2,265         2,602
                                                        ------------  ------------
CURRENT ASSETS                                              11,728        11,032
Short term investments                                         142            98
Cash and cash equivalents                                    1,628         1,671
                                                        ------------  ------------
SHORT TERM INVESTMENTS AND CASH AND CASH
  EQUIVALENTS                                                1,770         1,769
                                                        ------------  ------------
TOTAL ASSETS                                                24,807        23,018
                                                        ============  ============
LIABILITIES
SHAREHOLDERS' EQUITY                                           758           183
MINORITY INTERESTS                                              95            94
PROVISIONS FOR RISKS AND CHARGES                 (12)        3,698         3,500
ACCRUED PENSION AND RETIREMENT BENEFITS          (13)          972           937
FINANCIAL DEBT                                   (14)        6,331         6,076
DEFERRED TAXES                                    (6)           37            55
Customers' deposits and advances                 (15)        3,541         3,085
Trade payables                                               4,629         4,132
Accrued contract costs, other payables and
  accrued expenses                                           4,746         4,956
                                                        ------------  ------------
CURRENT LIABILITIES                                         12,916        12,173
                                                        ============  ============
TOTAL LIABILITIES                                           24,807        23,018
                                                        ============  ============
Commitments and contingencies                  (17)&(18)

              The accompanying Notes are an integral part of these
                   Interim Consolidated Financial Statements.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         HALF YEAR
                                                        YEAR ENDED         ENDED
                                                         31 MARCH      30 SEPTEMBER
                                                           2003            2003
                                                       ------------    ------------
                                                               (IN € MILLION)
NET INCOME (LOSS)                                        (1,432)           (624)
Minority interests                                           15               2
Depreciation and amortisation                               754             337
Changes in provision for pension and retirement
  benefits, net                                              22              47
Net (gain) loss on disposal of fixed assets and
  investments                                               (19)            (91)
Share in net income (loss) of equity investees (net
  of dividends received)                                     (3)              -
Changes in deferred tax                                    (424)            (77)

NET INCOME AFTER ELIMINATION OF NON CASH ITEMS           (1,087)           (406)
Decrease (increase) in inventories and contracts in
  progress, net                                             415             319
Decrease (increase) in trade and other receivables,
  net                                                       650            (355)
Increase (decrease) in sale of trade receivables, net      (661)           (144)
Increase (decrease) in contract related provisions,         160            (262)
Increase (decrease) in other provisions,                    (49)             33
Increase (decrease) in restructuring provisions,            (29)            137
Increase (decrease) in customers' deposits and
  advances                                                  (98)           (221)
Increase (decrease) in trade and other payables,
  accrued contract costs and accrued expenses               162             168
CHANGES IN NET WORKING CAPITAL(2)                           550            (325)
                                                       ------------    ------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (537)           (731)
                                                       ------------    ------------
Proceeds from disposals of property, plant and
  equipment                                                 252             166
Capital expenditures                                       (410)           (105)
Decrease(increase) in other fixed assets, net               (55)            145
Cash expenditures for acquisition of investments, net
  of net cash acquired                                     (166)             (3)
Cash proceeds from sale of investments, net of net
  cash sold                                                  38             772
                                                       ------------    ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        (341)            975
                                                       ------------    ------------
Capital increase                                            622               -
Dividends paid including minorities                          (1)             (2)
                                                       ------------    ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         621              (2)
                                                       ------------    ------------
Net effect of exchange rate                                 (41)             15
Other changes(3)                                           (464)             (3)
                                                       ------------    ------------
DECREASE (INCREASE) IN NET DEBT                            (762)            254
                                                       ------------    ------------
NET DEBT AT THE BEGINNING OF THE PERIOD(1)               (3,799)         (4,561)
                                                       ------------    ------------
NET DEBT AT THE END OF THE PERIOD(1)                     (4,561)         (4,307)
                                                       ============    ============
Cash paid for income taxes                                   70              50
Cash paid for net interest                                  172             129
-----------------------------------
(1) Net debt includes short-term  investments,  cash and cash equivalents net of financial debt.
(2) See Note 11
(3) Included in year ended 31 March 2003 is the  reclassification  of redeemable preference shares of a subsidiary and undated  subordinated  notes totalling
    €455 million.

              The accompanying Notes are an integral part of these
                   Interim Consolidated Financial Statements.

        INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                            NUMBER OF              ADDITIONAL                CUMULATED
                           OUTSTANDING              PAID-IN      RETAINED   TRANSLATION   SHAREHOLDERS'
                             SHARES      CAPITAL    CAPITAL      EARNINGS    ADJUSTMENT      EQUITY
                         --------------------------------------------------------------------------------
                                                         (IN € MILLION)
AT 1 APRIL  2002           215,387,459    1,292         85           516       (141)         1,752

Capital increase            66,273,064      398        224             -          -            622

Changes in cumulative
  translation adjustments      -              -          -             -       (184)          (184)

Net income                     -              -          -        (1,432)         -         (1,432)

AT 31 MARCH 2003           281,660,523    1,690        309          (916)      (325)           758
                         ================================================================================
Capital decrease               -         (1,338)      (309)        1,647          -              -
Changes in cumulative
  translation adjustments      -              -          -             -         49             49

Net income                     -              -          -          (624)         -           (624)

AT 30 SEPTEMBER 2003       281,660,523      352          -           107       (276)           183
                         ================================================================================

In July 2002,  an issue of shares was made and  66,273,064  shares  having a par value  of €6 were  subscribed.  Related  costs  net of tax of €15  million  were charged against additional paid-in of €239 million.

At 31 March  2003,  the issued  paid-up  share  capital  of the parent  company,
ALSTOM,  amounted to  €1,689,963,138  and was divided  into  281,660,523  shares having a par value of €6.

At the  Ordinary  General  Shareholders'  Meeting  held on 2 July  2003,  it was decided that no dividend be paid.

The ALSTOM  shareholders'  equity at 31 march 2003  constituted less than 50% of its share  capital.  Therefore,  in  accordance  with  article L. 225-248 of the
French  Code de  commerce,  the  shareholders  were  requested,  at the  General
Shareholders'  Meeting  held on 2 July  2003,  to decide  not to  liquidate  the company by anticipation.  Further, it was decided at such General  Shareholders'
Meeting, to reduce ALSTOM's share capital, due to losses, from €1,689,963,138 to
€352,075,653.75. This reduction in the share capital was implemented through the reduction  in the nominal  value of ALSTOM  ordinary  share from €6 per share to
€1.25 per share.

At 30 September 2003, the share capital amounted to  €352,075,653.75  consisting of 281,660,523 shares with a nominal value of €1.25 per share. All of the shares are fully paid up.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

(A)  DESCRIPTION OF BUSINESS

ALSTOM  (the Group) is a provider of energy and  transport  infrastructure.  The energy market is served through activities in the fields of power generation and power transmission and distribution,  power conversion, and the transport market through rail and marine activities. A range of components,  systems and services is offered by the Group covering design, manufacture,  commissioning,  long-term maintenance, system integration, management of turnkey projects and applications of advanced  technologies.  The Group's  business is not materially  affected by seasonality.

(B)  BASIS OF PREPARATION

The  interim  consolidated  financial  statements  for the six  months  ended 30
September  2003 have been prepared on the basis of the  accounting  policies and methods of computation as set out in Note 2.

The Group in preparing its interim consolidated financial statements has assumed the successful implementation of the financing package set out in Note 19.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The  Consolidated  Financial  Statements of the Group are prepared in accordance with French  Generally  Accepted  Accounting  Principles and Règlements  99-02 &
00-06  of  the  Comité  de  Règlementation   Comptable   (French   consolidation
methodology).   Benchmark   treatments   are  generally   used.   Capital  lease
arrangements  and long term rentals are not  capitalised.  If capital leases had been  capitalised,  the impact would have been an increase of property plant and equipment net of €212 million and €244 million, an increase of financial debt of
€216  million  and €246  million and a decrease  of  shareholder's  equity of €4 million and €2 million, at 31 March 2003 and 30 September 2003 respectively.  If long term rentals had been consolidated it would have increased  long-term lease receivable  and  long-term  lease payable of €667 million and €655 million at 31
March 2003 and 30 September 2003, respectively (see Note 17).

(A)  CONSOLIDATION METHODS

Investments over which the Group has direct or indirect control of more than 50%
of the outstanding voting shares, or over which it exercises  effective control, are fully consolidated.  Control exists where the Group has the power,  directly or indirectly,  to govern the financial and operating  policies of an enterprise so as to obtain benefits from its activities.

Joint   ventures  in  companies  in  which  the  Group  has  joint  control  are consolidated  by the  proportionate  method with the Group's  share of the joint ventures' results, assets and liabilities recorded in the Consolidated Financial
Statements.

Investments  in which the Group  has an equity  interest  of 20% to 50% and over which the Group exercises significant influence,  but not control, are accounted for under the equity method.

Results of  operations of  subsidiaries  acquired or disposed of during the year are  recognised  in the  Consolidated  Income  Statements  as from  the  date of acquisition or up to the date of disposal, respectively.
Inter company balances and transactions are eliminated on consolidation.

A list of the  Group's  major  consolidated  businesses  and  investees  and the applicable method of consolidation is provided in Note 21.

(B)  USE OF ESTIMATES

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure  of  contingent  gains and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting  period.  Management  reviews  estimates  on an  ongoing  basis  using currently available information.  Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations.  Estimates of future cost  reflect  management's  current  best  estimate  of the  probable outflow of  financial  resources  that will be  required  to settle  contractual obligations.  The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of  product  failure  significantly  beyond  the terms of  standard  contractual warranties  applying  to  suppliers  of  equipment  only.  Changes  in facts and circumstances  may result in actual  financial  consequences  different from the estimates.

(C)  REVENUE AND COST RECOGNITION

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured  products, is recognised upon transfer of title,  including the risks and rewards of ownership,  which  generally  occurs on delivery to the customer.

Revenue  on  construction  type  contracts  of more  than one  year,  long  term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract "contract milestones" or costs incurred to date compared to estimated total costs.

Claims are  recognised as revenue when it is probable that the claim will result in  additional  revenue  and  the  amount  can be  reasonably  estimated,  which generally occurs upon agreement by the customer.  Government  subsidies relating to the  shipbuilding  sector  are added to the  related  contract  value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognised on a straight line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour)
and indirect  contract costs incurred to date as well as estimated similar costs to complete,  including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as  incurred.  As a result of contract  review,  accruals  for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item "Cost of sales" in the Consolidated  Income Statement.
Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in "Cost of Sales"
as soon as they occur.

Cost of sales is computed on the basis of percentage  of  completion  applied to total estimated costs. The excess of that amount over the cost of sales reported in prior  periods is the cost of revenues  for the period.  Contract  completion accruals are recorded for future  expenses to be incurred in connection with the completion  of  contracts or of  identifiable  portions of  contracts.  Warranty provisions  are  estimated on the basis of  contractual  agreement and available statistical data.

(D)  TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

The functional  currency of the Group's  foreign  subsidiaries is the applicable local currency.  Assets and liabilities of foreign  subsidiaries located outside the Euro zone are translated into euros at the period end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average rate of  exchange  for the  period.  The  resulting  translation  adjustment  is included  as  a  component  of  shareholders'  equity.

(E)  FOREIGN CURRENCY TRANSACTIONS

Foreign currency  transactions are translated into local currency at the rate of exchange  applicable to the transaction  (market rate or forward hedge rate). At period end, foreign currency assets and liabilities to be settled are translated into  local  currency  at the rate of  exchange  prevailing  at that date or the forward  hedge rate.  Resulting  exchange rate  differences  are included in the
Consolidated Income Statement.

(F)  FINANCIAL INSTRUMENTS

The Group operates  internationally  giving rise to exposure to market risks and changes in interest rates and foreign exchange rates.  Financial instruments are utilised by the Group to reduce  those  risks.  The  Group's  policy is to hedge currency exposures by holding or issuing financial instruments.

The Group  enters into various  interest  rate swaps,  forward  rate  agreements
("FRA")  and floors to manage its  interest  rate  exposures.  Net  interest  is accrued as either  interest  receivable  or payable with the offset  recorded in financial interest.

The Group  enters into  forward  foreign  exchange  contracts  to hedge  foreign currency  transactions.  Realised  and  unrealised  gains  and  losses  on these instruments  are deferred  and  recorded in the  carrying  amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain  long-term  contracts  during  the  open  bid  time as well as when  the commercial  contract is signed.  If the Group is not  successful  in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence,  during the open bid period, these insurance  contracts are accounted for as such,  the premium being expensed when incurred.  When the contract is signed,  the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition,  the Group may enter into  derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(G)  GOODWILL

Goodwill  represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination.  Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price  allocation are applied to goodwill.  Goodwill is  amortised  on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(H)  OTHER INTANGIBLE ASSETS

The Group  recognises  other  intangible  assets such as  technology,  licensing agreements,  installed bases of customers, etc. These acquired intangible assets are  amortised on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(I)  IMPAIRMENT

At the balance  sheet  date,  whenever  events or changes in markets  indicate a potential impairment to goodwill,  other intangible assets,  property, plant and equipment and deferred tax assets, the carrying amount of such assets is reduced to their estimated recoverable value. Impairment tests are performed annually.

(J)  PROPERTY, PLANT AND EQUIPMENT

Property,  plant and  equipment  are recorded at  historical  cost to the Group.
Depreciation  is computed  using the  straight-line  method  over the  following estimated useful lives:

                                                             Estimated useful
                                                                   life
                                                                 in years
                                                             ------------------

Buildings                                                           25

Machinery and equipment                                             10

Tools, furniture, fixtures and others                               3-7

Assets financed through capital lease are not capitalised (see Note 17 (b)).

(K)  OTHER INVESTMENTS

Other investments are recorded at the lower of historical cost or net realisable value,  assessed on an individual  investment basis. The net realisable value is calculated  using the  following  parameters:  equity value,  profitability  and expected cash flow from the investment.

(L)  OTHER FIXED ASSETS

Other  fixed  assets  are  recorded  at the  lower  of  historical  cost  or net realisable value, assessed on an individual investment basis.

(M)  INVENTORIES AND CONTRACTS IN PROGRESS

Raw  materials  and  supplies,  work and  contracts  in  progress,  and finished products  are  stated at the  lower of cost,  using the  weighted  average  cost method,  or net realisable  value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition.  Finished goods and work and  contract  in  progress  inventory  includes  an  allocation  of  applicable manufacturing overheads.

(N)  SHORT-TERM INVESTMENTS

Short-term  investments  include debt and equity securities and deposits with an initial  maturity  greater than three months but available for sale.  Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(O)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents  consist of cash and highly liquid investments with an initial maturity of less than three months.

(P)  DEFERRED TAXATION

Deferred taxes are calculated for each taxable entity for temporary  differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing  differences are expected to reverse  in future  years.  Deferred  tax  assets  are  recorded  up to their expected  recoverable  amount.  Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

Deferred tax assets and liabilities are netted first by legal entity and then by tax grouping.

No provision is made for income taxes on  accumulated  earnings of  consolidated businesses or equity method investees for whom no distribution is planned.

(Q)  CUSTOMER DEPOSITS AND ADVANCES

Customer  deposits and advances are shown net, and  represent  amounts  received from  customers  in advance  of work being  undertaken  on their  behalf.  Where trading  has taken  place  under  the long  term  contract  trading  rules,  but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer  deposits and advances is still outstanding and where work is  undertaken  on behalf of customers  before sale,  the related  customer advance, termed a progress payment is deducted from Inventories and Contracts in
Progress on a contract by contract basis.

(R)  PROVISIONS FOR RISKS AND CHARGES

A provision is  recognised  when the Group has a present  legal or  constructive obligation  of uncertain  timing or amount as a result of a past event and it is probable  that an outflow of economic  resources  will be required to settle the obligation and such outflow can be reliably estimated.

Provisions  for  warranties are  recognised  based on contract  terms.  Warranty periods  may extend up to five years.  The  provisions  are based on  historical warranty data and a weighting of all possible  outcomes against their associated probabilities.  Provisions  for contract  losses are recorded at the point where the loss is first  determined.  Provisions  are recorded for all  penalties  and claims based on management's assessment of the likely outcome.

(S)  STOCK OPTIONS

Stock options are not recorded by the Group at the date of grant.  However, upon exercise of stock  options,  the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(T)  RESEARCH AND DEVELOPMENT

Internally generated research and development costs are expensed as incurred.

(U)  EMPLOYEE BENEFITS

The  estimated  cost of providing  benefits to  employees is accrued  during the years in which the employees render services.

For single  employer  defined  benefit  plans,  the fair value of plan assets is assessed  annually and  actuarial  assumptions  are used to  determine  cost and benefit  obligations.  Liabilities  and prepaid  expenses  are accrued  over the estimated term of service of employees using actuarial methods. Experience gains and  losses,  as well as changes in  actuarial  assumptions  and plan assets and provisions are amortised over the average future service period of employees.

For defined  contribution plans and multi-employer  pension plans,  expenses are recorded as incurred.

(V)  RESTRUCTURING

Restructuring  costs are accrued  when  management  announces  the  reduction or closure of  facilities,  or a program to reduce the  workforce  and when related costs are  precisely  determined.  Such costs include  employees'  severance and termination benefits, estimated facility closing costs and write-off of assets.

(W)  FINANCIAL INCOME (EXPENSE)

Financial  income  (expense) is  principally  comprised  of interest  payable on borrowings,  interest  receivable on funds invested,  foreign exchange gains and losses,  and gains and losses on hedging  instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective  yield on the asset.  Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(X)  EARNINGS PER SHARE

Basic  Earnings per share are computed by dividing the period net income  (loss)
by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the period net income (loss)
by the  weighted  average  number of shares  outstanding  plus the effect of any dilutive instruments.

For the  diluted  earnings  per  share  calculation,  Net  income  (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(Y)  EXCHANGE RATES USED FOR THE TRANSLATION OF MAIN CURRENCIES

--------------------------------------------------------------------------------------------------
                             At 30 September 2002      At 31 March 2003       At 30 September 2003
                             --------------------    --------------------     --------------------
€ for 1 monetary unit        Average     Closing     Average     Closing      Average     Closing

British pound                1.579384    1.588562    1.549571    1.450116     1.427823    1.431434
Swiss franc                  0.683094    0.684416    0.682536    0.677323     0.650886    0.649182
US dollar                    1.038550    1.014199    0.997990    0.917852     0.879388    0.858222
Canadian dollar              0.668892    0.642426    0.646284    0.623558     0.634476    0.636254
Australian dollar            0.573345    0.552456    0.563472    0.553220     0.573704    0.584761
--------------------------------------------------------------------------------------------------

NOTE 3 - CHANGES IN CONSOLIDATED COMPANIES

(1)  DISPOSAL OF INDUSTRIAL TURBINE BUSINESSES

In April  2003,  the  Group  signed  binding  agreements  to sell its  small gas turbines  business and  medium-sized  gas turbines and industrial steam turbines businesses in two transactions.

The first  transaction  covers the small gas turbines  business,  and the second transaction  covers  medium-sized  gas turbines and  industrial  steam  turbines businesses.

On 30 April 2003, the closing of the sale of the small gas turbines business was announced.  On 1 August 2003 completion of the major part of the disposal of the medium gas turbines and  industrial  steam  turbines  businesses  was  announced following  approval  from both the  European  Commission  and US merger  control authorities.

Total proceeds are €967 million (subject to closing price  adjustments) of which
€125 million is held in escrow.

These  businesses  have been  de-consolidated  at the  respective  dates of each transaction.

(2)  DISPOSAL OF TRANSMISSION  &  DISTRIBUTION  SECTOR  (EXCLUDING THE POWER
     CONVERSION BUSINESS)

On 25 September 2003, the Group concluded an agreement to sell its  Transmission
&  Distribution  sector  excluding the power  conversion  business to Areva with
closing   expected  in  early  January  2004.  The  sold   businesses   will  be
deconsolidated  from this date.  Proceeds are €950  million,  subject to closing price adjustments.

NOTE 4 - OTHER INCOME (EXPENSE), NET

                                                   HALF-YEAR ENDED
                                                    30 SEPTEMBER     YEAR ENDED
                                                   ---------------    31 MARCH
                                                    2002     2003       2003
                                                   ------   ------   ----------
                                                          (IN € MILLION)

Net gain (loss) on disposal of fixed assets(1)       (1)      14           29

Net gain (loss) on disposal of investments(2)        (9)      35          (35)

Restructuring costs (3)                             (80)    (276)        (268)

Employees' profit sharing                            (8)      (9)         (18)

Pension costs (4)                                   (97)    (138)        (214)

Others, net                                           7      (23)         (49)
                                                   ------   ------   ----------
OTHER INCOME (EXPENSE), NET                        (188)    (397)        (555)
                                                   ======   ======   ==========
----------------

(1)  In the  half-year  ended 30  September  2003 and in the year ended 31 march
     2003 it mainly  corresponds  to the net gain on the  disposal of real state portfolio in Western Europe.
(2)  In the year ended 31 March 2003, it mainly corresponds to the net losses on the disposal of South Africa  operations and Alstom Power Insurance Ltd. In the Half Year ended 30 September 2003 it corresponds to the net gain on the disposal of the Industrial  Turbine  businesses (See Note 3). The Group has disposed of its Industrial  Turbines  businesses in a two part  transaction with  effect  from,  respectively,  30 April  2003 and 31 July  2003.  As a result,  the consolidation  packages prepared for each unit disposed of for the last month of activity prior to sale were prepared under the control of the  acquirer.  The Group made  certain  adjustments  to the  consolidation packages received to ensure conformity with Group accounting principles and judgements,  consistently applied.  These adjustments resulted in no impact on Earnings Before  Interest and Taxation on or Net income,  but did result in a  reclassification  reducing the gain on disposal included within other income (expense),  net and increasing  operating income by €67 million. The
     quantum   of  this   reclassification   remains   subject   to   subsequent
     confirmation.  However, the Group considers the amount of €67 million to be a best estimate of the adjustment required.
(3)  See Note 12  "Provisions  for risks and  charges"
(4)  See Note 13 "Accrued pension and retirement obligations"

NOTE 5 - FINANCIAL INCOME (EXPENSE)

                                             HALF-YEAR ENDED
                                               30 SEPTEMBER         YEAR ENDED
                                         -----------------------     31 MARCH
                                           2002           2003          2003
                                         --------       --------     ----------
                                                     (IN € MILLION)

NET INTEREST INCOME (EXPENSE)               (84)          (136)          (182)
Securitisation expenses                     (56)           (16)           (82)
Foreign currency gain (loss) (1)             35            (20)            55
Other financial income (expense) (2)        (23)           (48)           (61)
                                         --------       --------    -----------
FINANCIAL INCOME (EXPENSE)                 (128)          (220)          (270)
                                         ========       ========    ===========
-------------
(1)  The Foreign  currency gain in the half-year  ended 30 September 2002 and in the year ended 31 March 2003 mainly  results from the  unwinding of forward sale contracts of US dollars  against Euros  following  reassessment of the financing structure in USA.
(2)  Other financial  income  (expenses),  net included fees paid on guarantees, syndicated  loans and other  financing  facilities  of €18  million and €57 million for the  half-year  ended 30 September  2002 and 30 September  2003 respectively and €41 million for the year ended 31 March 2003.

NOTE 6 - INCOME TAX

(A)  ANALYSIS OF INCOME TAX CHARGE
                                             HALF-YEAR ENDED
                                               30 SEPTEMBER           YEAR ENDED
                                         -----------------------      31 MARCH
                                           2002           2003          2003
                                         --------       --------     ----------
                                                     (IN € MILLION)

Current income tax (charge)                 (51)           (48)          (153)
Deferred tax income (charge)                 15             77            416
                                         --------       --------     ----------
INCOME TAX CHARGE                           (36)            29            263
                                         ========       ========     ==========
EFFECTIVE TAX RATE                         18.4%           5.6%          18.8%
                                         ========       ========     ==========

(B)  EFFECTIVE INCOME TAX RATE

The effective income tax rate can be analysed as follows:

                                                              HALF-YEAR ENDED
                                                             30 SEPTEMBER 2003
                                                             ------------------
PRE-TAX INCOME (LOSS)                                              (516)

Statutory  income  tax  rate  of  the  parent company             35.43%
                                                             ------------------
EXPECTED TAX CREDIT (CHARGE)                                        183
                                                             ------------------
Impact of:
- disposals                                                         (78)
- (non  recognition)  recognition of tax loss carryforwards         (59)
- net change in estimate of tax liabilities                           5
- intangible assets amortisation                                    (10)
- other permanent differences                                       (11)
- non recoverable withholding taxes, etc                             (9)
- differences in rates                                                8
                                                             ------------------
INCOME TAX CREDIT (CHARGE)                                           29
                                                             ------------------
EFFECTIVE TAX RATE                                                  5.6%
                                                             ------------------

(C)  DEFERRED TAX ASSETS, NET
                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € million)
Tax loss carryforwards,  net of valuation
allowance                                         1,390             1,223
Provisions   and   other   expenses   not
currently deductible                                535               497
Others                                              665               791
                                             ----------------  ----------------
GROSS DEFERRED TAX ASSETS                         2,590             2,511
                                             ----------------  ----------------
NETTING  BY  TAX  GROUPING  OR  BY  LEGAL
ENTITY                                             (759)             (627)
                                             ----------------  ----------------
DEFERRED TAX ASSETS AFTER NETTING                 1,831             1,884
                                             ----------------  ----------------
DEFERRED TAX LIABILITIES AFTER NETTING              (37)              (55)
                                             ----------------  ----------------
DEFERRED TAX ASSETS, NET                          1,794             1,829
                                             ================  ================

On the  basis of the  Group's  business  plan,  the Group  has the  capacity  to generate  sufficient levels of taxable profit in the coming years to recover its net tax loss carry forward in general within five years.

NOTE 7 - GOODWILL, NET

                                                                       TRANSLATION
                                    AT                                 ADJUSTMENTS       AT
                                 31 MARCH  ACQUISITIONS/                AND OTHER   30 SEPTEMBER
                                  2003(2)   DISPOSALS    AMORTISATION    CHANGES        2003
                                 --------  ------------  ------------  -----------  ------------
                                                           (IN € MILLION)
Power Environment                   755          -           (22)            -            733
Power Turbo-Systems                 115          -            (4)            -            111
Power Service(1)                  2,166        (47)          (64)            -          2,055
Power Industrial Turbines(1)        329       (324)           (5)            -              -
Transmission & Distribution         515          -           (22)           (1)           492
Transport                           558          -           (18)           (2)           538
Marine                                2          -             -             -              2
                                 -------  ------------  ------------  -----------   ------------
GOODWILL , NET                    4,440       (371)         (135)          (3)          3,931
                                 =======  ============  ============  ===========   ============
------------------
(1)  On 28 April 2003, the Group announced the completion of the disposal of its small gas turbine  business and on 1 August  2003,  the  completion  of the disposal of the medium gas turbines and industrial steam turbines  business was announced, both to Siemens. The related Service activities were sold in the same  transactions.  The result of these  transactions is a decrease of
     Goodwill of €371 million (see Note 3).

(2)  From 1 April 2003, the former Power Sector was  reorganised  into three new sectors, Power Turbo-Systems, Power Service and Power Environment (See Note
     16). Consequently,  the Goodwill, net allocated to the former Sector is now presented to reflect the current reporting structure.

At 31 March  2003,  the Group  requested  a third  party  valuer to  provide  an independent  report  as part of its  impairment  test,  performed  annually,  on goodwill and other intangible  assets.  This valuation focused primarily but not exclusively  on the two Sectors  which  account for the  majority of the Group's goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology  which captured the potential of the net asset base to generate future  profits  and cash  flow and was based on the  following  factors:

-    The  Group's  internal  three year  Business  Plan  prepared as part of its annual budget exercise,
-    Extrapolation of the three year Business Plan over 10 years,
-    Terminal value at the end of the ten year period representing approximately
     55% of total enterprise value.
-    The Group's Weighted Average Cost of Capital,  post-tax, of 10.5% to 11.5%.

The  valuation  supported  the  Group's  opinion  that its  goodwill  and  other intangible assets were not impaired on a reporting unit basis.

The review made during the summer of the business  plan has not caused the Group to conclude that  triggering  events have occurred that would lead to impairment testing at 30 September 2003.

A similar independent third party valuation will be requested at 31 March 2004.

NOTE 8 - OTHER INTANGIBLE ASSETS, NET

                                                                     TRANSLATION
                                  AT                                 ADJUSTMENTS        AT
                               31 MARCH  ACQUISITIONS/                AND OTHER    30 SEPTEMBER
                                 2003    AMORTISATION   DISPOSALS      CHANGES         2003
                               --------  ------------  ------------  -----------   ------------
                                                        (IN € MILLION)

Gross value                      1,354        -           (193)           -           1,161

Amortisation                      (186)     (31)            30            -            (187)
                               --------  ------------  ------------  -----------   ------------
OTHER INTANGIBLE ASSETS, NET     1,168      (31)          (163)           -             974
                               ========  ============  ============  ===========   ============
------------------

Other intangible  assets mainly result from the allocation of the purchase price following  the  acquisition  of ABB's 50%  shareholding  in Power.  It  includes technology, an installed base of customers and licensing agreements.

The decrease of €163  million  results from the disposal of the small and medium gas turbine business and the industrial steam turbine business (see Note 3).

NOTE 9 - OTHER FIXED ASSETS, NET

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)
Long term loans,  deposits and retentions(1)        814               796
Prepaid assets - pensions (see Note  13)            397               363
Others                                               83                80
                                             ----------------  ----------------
OTHER FIXED ASSETS, NET                           1,294             1,239
                                             ================  ================
------------------
(1)  Include loans and cash  deposits in respect of Marine vendor  financing for total  amounts of €510 and €326  million at 31 March 2003 and 30  September
     2003  respectively  (see Note 17 (a)(2)).  At 30  September  2003,  it also includes  €125 million held in escrow  following  the disposal of the small and  medium  gas  turbine  businesses  and the  industrial  steam  turbines business.

NOTE 10 - SALE OF TRADE RECEIVABLES

The following table shows net proceeds from sale of trade receivables:

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)

Trade receivables sold                              357               212
Retained interests                                    -                 -
                                             ----------------  ----------------

NET CASH PROCEEDS FROM SECURITISATION OF
 TRADE RECEIVABLES                                  357               212
                                             ================  ================

The Group sold,  irrevocably and without  recourse,  trade  receivables to third parties. The Group generally continues to service,  administer,  and collect the receivables on behalf of the purchasers.

NOTE 11 - CHANGES IN NET WORKING CAPITAL

                                                                       CHANGES
                                          AT                           IN SCOPE       AT
                                      31 MARCH    CASH    TRANSLATION    AND     30 SEPTEMBER
                                        2003      FLOW    ADJUSTMENTS   OTHERS       2003
                                      --------  --------  -----------  --------  ------------
                                                          (IN € MILLION)

Inventories and contract in
progress, net                          4,608      (319)      (83)       (462)       3,744

Trade and other receivables, net (1)   7,477       355       (75)       (258)       7,499

Sale of trade receivables, net          (357)      144         1           -         (212)

Contract related provisions           (3,264)      262        84          24       (2,894)

Other provisions                        (296)      (33)       (1)        (12)        (342)

Restructuring provisions                (138)     (137)        1          12         (262)

Customers' deposits and advances      (3,541)      221        54         181       (3,085)

Trade and other payables              (9,375)     (168)      134         321       (9,088)
                                      --------  --------  -----------  --------  ------------
NET WORKING CAPITAL                   (4,886)      325       115        (194)      (4,640)
                                      ========  ========  ===========  ========  ============

(1)  Before impact of net proceeds from sale of trade receivables

NOTE 12 - PROVISIONS FOR RISKS AND CHARGES

                            AT 31                                     TRANSLATION        AT
                            MARCH                                     ADJUSTMENTS   30 SEPTEMBER
                            2003     ADDITIONS   RELEASES   APPLIED    AND OTHER        2003
                           -------   ---------   --------   -------   -----------   ------------
                                                      (IN € MILLION)

 Warranties                   815        230        (66)      (155)       (26)           798

 Penalties and claims       1,766        139        (45)      (268)       (96)         1,496

 Contract loss                412        140        (19)      (239)        23            317

 Other risks on contracts     271         92        (37)       (34)        (7)           285

PROVISIONS ON CONTRACTS     3,264        601       (167)      (696)      (106)         2,896

RESTRUCTURING                 138        280         (4)      (139)       (13)           262

OTHER PROVISIONS              296         48         (2)       (13)        13            342
                           -------   ---------   --------   -------   -----------   ------------
TOTAL                       3,698        929       (173)      (848)      (106)         3,500
                           =======   =========   ========   =======   ===========   ============

PROVISIONS ON CONTRACTS

GT24/GT26 HEAVY-DUTY GAS TURBINES

During the six-month period, the Group utilised  provisions and accrued contract costs of €433 million and now  retains,  after  exchange  rate  effects,  €1,193 million as provisions and accrued  contract costs in respect of these  turbines.
These  amounts  do not  include  €336  million of  exposure  for which the Group considers the risks mitigated by appropriate action plans.

UK TRAINS

At 30 September  2003,  provisions and accrued  contract cost of €64 million are retained in respect of UK train equipment supply contracts.

Actual costs incurred may exceed the amounts of provisions and accrued  contract costs retained at 30 September 2003 as, among other items, the outcome of claims made by or  against  the Group  are at such an early  stage  that no  meaningful assessment  of amounts  which may become due to or by the Group is possible.  On one of the UK contracts,  the West Coast Main Line, any settlement  will require the approval of the Strategic Rail Authority.

ALSTOM TRANSPORTATION INC.

During the first half year ended 30 September 2003 and after the General Meeting held on 2 July 2003, the Group identified and recognised  additional  provisions for contract losses following the  re-estimation of costs to complete on several contracts in Alstom  Transportation  Inc. The additional  provisions concern two
North East Corridor (NEC) line contracts  together with  receivables  write-down and accrued contract costs and other payables.

NEC CONTRACTS

On the two NEC contracts, new build and maintenance, all parties agreed to enter a mediation phase starting June 2003. This mediation  initially scheduled to end in late September 2003 has failed and the outcome of the litigation is difficult to predict at this stage. Major uncertainties remain on those contracts.

RESTRUCTURING EXPENDITURES AND PROVISIONS

During the year ended 31 March 2003, restructuring  expenditure amounted to €297 million.  New plans were  adopted  during the  period in Power,  Transmission  &
Distribution and Transport, for which provisions have been recorded.

During the six-month period ended 30 September 2003,  restructuring  expenditure amounted to €139 million. New plans were adopted and provisions were retained in all Sectors excluding Marine.

OTHER PROVISIONS

Other provisions  include  €140 million at March 2003 and September 2003 to cover Marine vendor financing exposure.

NOTE 13 - ACCRUED PENSION AND RETIREMENT OBLIGATIONS

The Group provides  various types of retirement,  termination  benefits and post retirement  benefits  (including  healthcare and medical cost) to its employees.
The type of benefits offered to an individual employee is related to local legal requirements  as well as the  historical  operating  practices  of the  specific subsidiaries  and involves the Group in the  operation  of or  participation  in various retirement plans.

These plans are either defined contributions or defined benefits.

For the  defined  contributions  plans,  the  level  of  Group  contribution  to independent  administered  funds is fixed at a set percentage of employees' pay.
The pension costs charged in the Profit and Loss account represent contributions payable by the Group to the funds.

For the defined benefits plans, which the Group operates,  benefits are based on employee  pensionable  remuneration  and  length of  service.  These are  either externally funded or unfunded,  with provisions  maintained in the Group balance sheet. All are subject to regular  actuarial  review.  Actuarial  valuations are carried out by external actuaries employed by the Group using the projected unit method. The actuarial  assumptions used to calculate the benefit obligation vary according to the country in which the plan is situated.

Most  defined-benefit  pension  liabilities are funded through  separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities.

Other  supplemental  defined-benefit  pension  plans  sponsored by the Group for certain employees are funded from the Group's assets as they become due.

The Group reviews  annually  plan assets and  obligations.  Differences  between actual and expected  returns on assets  together with the effects of any changes in actuarial  assumptions are assessed.  If this  difference  exceeds 10% of the greater of the projected benefit obligations or the market value of plan assets, the resulting unrecognised gains/losses are amortised over the average remaining service life of active employees.

The Group also provides post-retirement benefits (mainly post-retirement medical
benefits  plans)  to  a  number  of  retired   employees  in  certain  countries
principally in the United-States under plans which are predominantly unfunded.

The  balance  sheet  position  of  these  liabilities  and  assets,   which  are
predominantly long term, are presented below:

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)

Accrued pension and retirement benefits           (972)             (937)

Prepaid assets - pensions (see note 9)             397               363
                                             ----------------  ----------------
NET (ACCRUED) PREPAID BENEFIT COST                (575)             (574)
                                             ================  ================

The components of the pension cost are the following:

                                             HALF-YEAR ENDED
                                               30 SEPTEMBER          YEAR ENDED
                                         -----------------------      31 MARCH
                                           2002           2003          2003
                                         --------       --------     ----------
                                                     (IN € MILLION)

Service cost                                  56            51            109

Expected interest cost                       106           100            211

Expected return on plan assets               (96)          (74)          (193)

Amortisation of unrecognised prior
service cost                                   -              -             2

Amortisation of actuarial net loss
(gain)                                        13             32            17

Curtailments / Settlements                     -            (32)            9

TOTAL DEFINED BENEFITS NET PERIODIC
PENSION COST                                  79             77           155

Other defined contributions and
multi-employer                                18             29            59

Curtailments/Settlements effects
included in Net gain on disposal of
investments (see Note 4) (1)                   -             32             -
                                         --------       --------     ----------
PENSION COST                                  97            138           214
                                         ========       ========     ==========

(1)  Disposal of small and medium gas turbines  and  industrial  steam  turbines businesses.

NOTE 14 - FINANCIAL DEBT

(A) ANALYSIS BY NATURE

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)

Redeemable preference shares (1)                    205               205
Subordinated notes (2)                              250               250
Bonds (3)                                         1,200             1,200
Syndicated loans (4)                              2,627             2,498
Bilateral loans                                     358               358
Bank overdraft and other facilities                 266               265
Commercial paper (5)                                 83               720
Accrued interest                                     50                58
                                             ----------------  ----------------
TOTAL                                             5,039             5,554
                                             ================  ================
Future receivables securitised, net (6)           1,292               522
                                             ----------------  ----------------
FINANCIAL DEBT (7)                                6,331             6,076
                                             ================  ================
Long-term                                         3,647             2,390
Short-term                                        2,684             3,686

------------------
(1)  On 30 March 2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual,  cumulative, non voting, preference shares for a total amount of
     €205 million.  The preference  shares have no voting rights.  They were not redeemable,  except at the exclusive option of the issuer, in whole but not in part, on or after the 5th  anniversary  of the issue date or at any time in case of certain  limited  specific pre  identified  events.  Included in those  events,  are  changes  in tax laws  and the  issuance  of new  share capital.  In  July  2002  an  issue  of  shares  was  made  triggering  the contractual  redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2)  The Group  issued,  on September  2000,  €250  million  Auction Rate Coupon
     Undated  Subordinated  Notes.  In March 2003, the terms of redemption  were amended and the notes are redeemable in September  2006.  They retain their
     subordinated   nature  and  rank  "pari   passu"  with   holders  of  other
     subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

(3)  On July 26, 1999,  the Group  issued  bonds for a principal  amount of €650 million with a 7 year maturity,  listed on the Paris and  Luxembourg  Stock
     Exchanges,  bearing a 5% coupon and to be  redeemed at par on 26 July 2006.
     On February 6, 2001, the Group issued bonds for a principal  amount of €550 million with a 3 year maturity,  listed on the Luxembourg  Stock  Exchange, bearing a 5.625% coupon and to be redeemed at par on 6 February 2004.

(4)  Syndicated loans

     - FINANCIAL COVENANTS APPLICABLE AT 31 MARCH 2003

     In March 2003 an  agreement  was signed with a  consortium  of banks,  "the lenders",  to extend  until 21 January  2004 the  maturity  of a  revolving credit  facility of €400  million and two  bilateral  loans  totalling  €75 million out of the €358  million of  bilateral  loans at 31 March 2003 that were  originally  scheduled to mature in March and April 2003. A new bridge facility of €600 million maturing 15 December 2003 was signed under similar terms and conditions.

     Both extended and bridge  facilities  were subject to  compliance  with new financial  covenants,  which had also replaced former  covenants in the two other existing  syndicated  revolving  credit  facilities  (totalling at 31
     March 2003 €1,250 million  maturing in April 2004 and €977 million of which
     €255  million  maturing in August 2003 and was paid and €722  million  will mature in August 2006).

     The credit  facilities of €475 million and the €600 million bridge facility were  immediately  repayable  if the  Group  failed  to meet its  financial covenants in the coming financial year set out below:

-    "Total debt"  contractually  defined as the sum of the gross financial debt and the net amount of sale of trade  receivables  (see Note 10) should have been  tested on the last day of each month until  maturity  and should have not exceeded at respectively 31 March 2003 and 30 September 2003 amounts of
     €7,000  million(1) and €6,800  million.  At 31 March 2003, the "total debt"
     amounted to €6,688 million.
-    "Economic debt" contractually  defined as the sum of the net financial debt and the net amount of sale of trade  receivables  (see Note 10) should have been  tested on the last day of each month  until  maturity  and should not have exceed at  respectively 31 March 2003 and 30 September 2003 amounts of
     €5,300  million,  €5,500 million. At 31 March 2003, the "economic debt" amounted to €4,918 million.
-    "Consolidated net worth" contractually  defined as the sum of shareholders'
     equity and minority interests should not have been lower at respectively 31
     March 2003 and 30 September 2003 than €800 million and €500 million.  At 31
     March 2003, the "consolidated net worth" amounted to €853 million.

     Financial  covenants mentioned above also applied to the €1,250 million and
     €977 million  syndicated  revolving  credit  facilities.  At 31 March 2004,
     "total debt"  should not have  exceeded  €4,800  million,  "Economic  Debt"
     should not have exceeded €3,600 million and "Consolidated Net worth" should not have been lower than €500 million.  Interest  cover,  the ratio between
     EBITDA(2) and consolidated net financial expenses(3),  should not have been lower than 1.8 at 31 March 2004. These financial  covenants  applied in the periods up to the last maturity in 2006.

     - FINANCIAL COVENANTS APPLICABLE AT 30 SEPTEMBER 2003

     As set out in Note 19, the Group reached an agreement  with all  interested parties on a new  financing  package (the  "Financing  package")  which was announced on 22 September 2003.
     The Financing  package  includes a Subordinated  Debt Facility signed on 30
     September 2003 with a syndicate of banks and financial  institutions for an amount up to €1,563 million to be made available as described  below.  This subordinated  debt  facility  will be  subject to new  financial  covenants amending the one applicable at 31 March 2003.
     In addition,  as part of the  negotiation  of the financing  package it was agreed with all interested parties that the financial  covenants  described above  applicable to the syndicated and bilateral loans did not apply at 30
     September 2003.

------------------

(1)  Additional  flexibility  of €500  million is granted at the two  month-ends following this date.

(2) EBITDA is defined as Earnings Before Interest and Tax plus  depreciation and amortisation  as set out in  Consolidated  Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Note 4)

(3)  Consolidated  net  financial  expenses are defined as net interest  income/
expenses plus securitisation expenses (see Note 5)

     - NEW FINANCIAL COVENANTS

     The 5 year subordinated  debt facility  negotiated as part of the financing package is divided between the term loan "Part A" of €1,200 million and the revolving  credit  "Part  B" of €263  million,  which  may be  subsequently increased by up to €100 million. The amount of this increase, if any, shall be up to the amount by which the guarantee of the  signatory  banks to that agreement  in  connection  with the issuance of the ORAs will not be called into  play,  and the  amount  received  by such  banks  resulting  from the exercise of the purchase  warrants in connection with the capital increase.
     No drawdown may occur under the subordinated  debt facility  unless,  among other things,  certain  actions  contemplated  under the financing  package agreement are completed.

     The "Part A" will be available in two  advances.  The first  advance  being used,  to the extent of the amounts made  available  by lenders  other than
     CFDI,  to repay  part of the  outstanding  balance  of the  €1,250  million
     Multicurrency  Revolving Credit Agreement and, to the extent of the amounts made available by CFDI, towards the repayment or prepayment of €300 million of commercial  paper  (billets de  trésorerie).  The second  advance of the
     "Part A" will not become available earlier than 30 January 2004 and will be used for the repayment and cancellation of the €550,million  bonds in full.
     The "Part B" will be  available  from 20 January  2004  until 29  September
     2008.

     Under this agreement,  upon the occurrence and  continuation of events that qualify as events of default (or early repayment  events),  the lenders may
     cancel  all  commitments   and  declare  all  outstanding   amounts  to  be
     immediately  due and  payable.  For  example,  an event of default  will be triggered if the Group fail to meet certain  financial  covenants,  each as described below:

                                 MINIMUM            MAXIMUM TOTAL
                               CONSOLIDATED            DEBT           MAXIMUM
                   MINIMUM       NET WORTH          (EXCLUDING         NET DEBT       MINIMUM
                   INTEREST     (INCLUDING            TSDDRA *)        LEVERAGE       EBITDA
                    COVER       TSDDRA *)

COVENANTS            (A)           (B)                  (C)              (D)            (E)
                  ---------  ----------------     ----------------   ----------  ----------------
                              (IN € MILLION)       (IN € MILLION)                (IN € MILLION)
 December 2003                                         5,550
 March 2004                       1,400                4,750                           100
 June 2004                                             4,850
 September 2004                   1,000                4,800                           230
 December 2004                                         4,600
 March 2005          1.2          1,100                4,450            8.0
 June 2005                                             4,650
 September 2005      1.6            850                4,650            7.5
 December 2005                                         4,600
 March 2006          2.5          1,150                4,450            4.0
 June 2006                                             4,400
 September 2006      2.5          1,150                4,400            3.6
 December 2006                                         4,400
 March 2007          2.5          1,150                4,400            3.6
 June 2007                                             4,400
 September 2007      2.5          1,150                4,400            3.6
 December 2007                                         4,400
 March 2008          2.5          1,150                4,400            3.6
 June 2008                                             4,400
-----------------------
 *TSDDRA, or "titres subordonnés a durée déterminée remboursables en actions"

     (a)  Ratio of EBITDA (see (e) below) to consolidated net financial  expense
          (interest expense plus securitisation expenses less interest income)

     (b)  Sum of shareholders' equity and minority interests (this covenant will not  apply  if and  for as  long  as  ALSTOM's  long  term  unsecured, unsubordinated  debt is  assigned a credit  rating of at least Baa3 by
          Moody's or BBB- by Standard & Poor's).  For purposes of this financial covenant, consolidated net worth shall include the TSDDRA

     (c)  Sum of the  financial  debt  and the  net  amount  of  sale  of  trade receivables  (this  covenant  will  not  apply  if and  for as long as
          ALSTOM's long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody's or BBB- by Standard &  Poor's).
          For  purposes  of  this  financial  covenant,  total  debt  is  to  be calculated excluding the TSDDRA

     (d)  Ratio  of  total  net debt  (total  financial  debt  less  short  term investments and cash and cash  equivalents) to EBITDA (see (e) below).
          For  purposes of this  financial  covenant,  total  financial  debt is contractually to be calculated excluding the TSDDRA

     (e)  Earnings Before Interest and Tax plus depreciation and amortisation as set  out  in  Consolidated  Statements  of  Cash  Flow  less  goodwill amortisation and less capital gain on disposal of investments

(5)  The  total   authorised   commercial   paper  program  is  €2,500  million,
     availability being subject to market conditions

(6)  The Group sold, in several transactions,  the right to receive payment from certain customers for future receivables for a net amount of €1,292 million and €522 million at 31 March 2003 and 30 September 2003,  respectively  and is split as follows between the Marine and Transport Sectors:

     -    Marine  Sector:  €581  million and €32 million at 31 March 2003 and 30
          September 2003, respectively;

     -    Transport  Sector:  €711 million and €490 million at 31 March 2003 and
          30 September 2003, respectively.

(7)  The financial  debt in Euro currency  amounts to €6,205  million and €6,038 million at 31 March 2003 and 30 September 2003, respectively.

At 31 March 2003,  in addition to drawn down amounts of  syndicated  loans,  the
Group has unused  confirmed  credit lines of €600 million  resulting in a bridge credit  facility  which a group of banks  executed in march 2003 and maturing 15
December 2003.

At 30 September 2003, out of the €900 million commercial paper facility obtained from the Caisse des dépôts et Consignations as part of the financing  package in addition to the €300 million formerly obtained, €600 million remain unused.

(B)  ANALYSIS BY MATURITY AND INTEREST RATE

                         SHORT TERM                                 LONG TERM
                      ------------------    --------------------------------------------------------------
                                                                                              AVERAGE RATE
                                                                                              OF INTEREST
                                WITHIN       1-2       2-3       3-4       4-5       OVER      LONG TERM
                       TOTAL    1 YEAR      YEARS     YEARS     YEARS     YEARS     5 YEARS       (1)
                      ------------------    --------------------------------------------------------------
                        (IN € MILLION)                              (IN € MILLION)

Redeemable
preference shares        205         -          -      205         -        -          -           5.2%
Subordinated Notes       250         -          -      250         -        -          -          14.5%
Bonds                  1,200       550          -      650         -        -          -           4.5%
Syndicated loans       2,498     1,777          -      721         -        -          -           4.1%
Bilateral  loans         358        75          -       50       233        -          -           3.1%
Bank overdraft and
other facilities         265       223         16        3         3        3         17           4.3%
Commercial Paper         720       720          -        -         -        -          -           4.1%
Accrued
interests                 58        58          -        -         -        -          -             -
                      -------   --------   -------   -------   -------   -------   --------
TOTAL                  5,554     3,403         16    1,879       236        3         17             -
                      =======   ========   =======   =======   =======   =======   ========
Future receivables
securitised, net (2)     522       283        235        4         -        -          -           5.0%
                      -------   --------   -------   -------   -------   -------   --------
FINANCIAL DEBT         6,076     3,686        251    1,883       236        3         17
                      =======   ========   =======   =======   =======   =======   ========

-----------------------
(1)  Including the effects of interest rate swaps associated with the underlying debt.
(2)  The  reimbursement  of which  will  come  from the  direct  payment  of the customer  to the  investor  to whom the Group sold the right to receive the payment.

                                             AT 30 SEPTEMBER 2003
                                       -------------------------------
                                        AMOUNT BEFORE    AMOUNT AFTER
                                           HEDGING        HEDGING(1)
                                       ----------------  -------------
                                                (IN € MILLION)

Financial debt at fixed rate                1,320             967
Financial debt at floating rate (2)         4,756           5,109
                                       ----------------  -------------
TOTAL                                       6,076           6,076
                                       ================  =============

-----------------------
(1)  After taking into accounts €353 million of interest swaps.
(2)  Floating rates are based on EURIBOR and LIBOR

NOTE 15 - QUEEN MARY II  FINANCING

In the year ended 31 March 2003 the Group's  marine  subsidiary  entered  into a
construction   finance   contract  in  respect  of  one  ship  presently   under
construction. Under the terms of this contract finance is made available against commitments  to  suppliers  and to work in  progress.  The amounts  financed are secured  against the ship involved and the future  receivable is collaterised by way of a guarantee of the prefinancement.

Cash  received  has  firstly  been  applied  against  amounts  included in trade receivables  then against work in progress and where  commitments  made have not yet become  work in  progress  cash is shown as part of  customer  deposits  and advances.

At 31 March 2003 cash received on this pre-financing was €453 million,  of which
€434 million has been applied and the remaining  balance of €19 million included in customer deposits and advances.

At 30 September 2003 cash received on this  pre-financing was €462 million fully applied against the corresponding trade receivables.

NOTE 16 - SECTOR AND GEOGRAPHIC DATA

A)    SECTOR DATA

The  Group is  managed  through  Sectors  of  activity  and has  determined  its reportable segments accordingly.

Starting from 1 April 2003, the Group is organised in six sectors:

The Former Power sector has been  reorganised  into three new sectors.  Starting from 1st April 2003,  the former Gas Turbine and Steam Power Plant segments have been merged into Power Turbo-systems, the Boiler & Environment and Hydro segment have been merged into Power  Environment,  the Customer Service segment has been renamed Power Service.

•     POWER TURBO-SYSTEMS SECTOR

Power  Turbo-Systems  provides  steam  turbines,   generators  and  power  plant
engineering and construction and mid-range gas turbines.

•     POWER ENVIRONMENT SECTOR

Power  Environment focus on emissions control equipment in the power generation, petrochemical and industrial  markets;  demand for upgrades and modernisation of existing  power  plants;  hydro power  plant  refurbishment;  small-scale  hydro plants; and large-scale irrigation projects.

•     POWER SERVICE SECTOR

Power  Service  promotes  the  service  activities  relating  to the Power Turbo
Systems Sector and the Power Environment Sector and services to customers in all geographic markets. The Segment supplies the following products and services:

-    portfolio of services from spare parts and field services to full operation and maintenance packages;
-    refurbishment and modernisation of existing plants;
-    technical consultancy services;
-    tailor-made services and "value packages" (integrated solutions designed to
     achieve  improved  plant  availability  and  reliability;   improved  plant
     efficiency and capacity;  lower production costs and enhanced environmental compatability); and
-    new service product development.

•     TRANSMISSION & DISTRIBUTION SECTOR

The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy.

From 1 April 2002 Power Conversion has been integrated within the Transmission &
Distribution  Sector and provides  solutions  for  manufacturing  processes  and supplies  high-performance  products  including motors,  generators,  propulsion systems for Marine and drives for a variety of industrial applications.

This sector,  excluding Power  Conversion,  is presently in the process of being sold.

•     TRANSPORT SECTOR

Transport   offers   equipment,   systems,   and   customer   support  for  rail
transportation  including passenger trains,  locomotives,  signalling equipment, rail components and service;

•     MARINE SECTOR

Marine designs and manufactures cruise and other speciality ships.

The  composition  of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors,  Group  management may also modify the manner in which it evaluates and measures profitability.
It evaluates  internally  their  performance  on Operating  income and Free Cash
Flow.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  segment  composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

                                             HALF-YEAR ENDED
ORDERS RECEIVED                               30 SEPTEMBER            YEAR ENDED
                                      -----------------------------    31 MARCH
                                          2002            2003           2003
                                      -------------   -------------   ----------
                                                     (IN € MILLION)

Power Environment                         1,469           1,042            2,583

Power Turbo Systems                       1,368             839            1,821

Power Service                             1,686           1,368            2,934

Power Industrial Turbines                   508             320            1,265
---------------------------------     -------------   -------------   ----------
Total Power                               5,031           3,569            8,603

Transmission & Distribution               2,067           1,801            3,731

Transport                                 3,300           1,672            6,412

Marine                                       26             340              163

Corporate & others (1)                      113              57              214
                                      -------------   -------------   ----------
TOTAL                                    10,537           7,439           19,123
                                      =============   =============   ==========

                                             HALF-YEAR ENDED
SALES                                         30 SEPTEMBER            YEAR ENDED
                                      -----------------------------    31 MARCH
                                          2002            2003           2003
                                      -------------   -------------   ----------
                                                     (IN € MILLION)

Power Environment                         1,457           1,331            3,098

Power Turbo Systems                       2,413           1,211            3,857

Power Service                             1,350           1,361            2,678

Power Industrial Turbines                   592             210            1,268
---------------------------------     -------------   -------------   ----------
Total Power                               5,812           4,113           10,901

Transmission & Distribution               1,778           1,562            3,605

Transport                                 2,339           2,297            5,072

Marine                                      725             822            1,568

Corporate & others (1)                      115              60              205
                                      -------------   -------------   ----------
TOTAL                                    10,769           8,854           21,351
                                      =============   =============   ==========

                                             HALF-YEAR ENDED
OPERATING INCOME                              30 SEPTEMBER            YEAR ENDED
                                      -----------------------------    31 MARCH
                                          2002            2003           2003
                                      -------------   -------------   ----------
                                                   (IN € MILLION)

Power Environment                       n/a                  24             224

Power Turbo Systems                     n/a                (127)         (1,399)

Power Service                           n/a                 196             403

Power Industrial Turbines               n/a                  14              82
---------------------------------     -------------   -------------   ----------
Total Power                                 270             107            (690)

Transmission & Distribution                 110              84             227

Transport                                    90             (37)            (24)

Marine                                       16               4              24

Corporate & others (1)                       56             (26)            (44)
                                      -------------   -------------   ----------
TOTAL                                       542             132            (507)
                                      =============   =============   ==========

                                             HALF-YEAR ENDED
EBIT                                          30 SEPTEMBER            YEAR ENDED
                                      -----------------------------    31 MARCH
                                          2002            2003           2003
                                      -------------   -------------   ----------
                                                     (IN € MILLION)

Power Environment                       n/a                 (29)            107

Power Turbo Systems                     n/a                (219)         (1,527)

Power Service                           n/a                 123             304

Power Industrial Turbines               n/a                   7              53

Total Power                                 133            (118)         (1,063)
---------------------------------     -------------   -------------   ----------
Transmission & Distribution                  61               6              81

Transport                                    43            (150)           (113)

Marine                                       15              (2)             12

Corporate & others (1)                       70             (32)            (46)
                                      -------------   -------------   ----------
TOTAL                                       322            (296)         (1,129)
                                      =============   =============   ==========

                                             HALF-YEAR ENDED
CAPITAL EMPLOYED (2)                          30 SEPTEMBER            YEAR ENDED
                                      -----------------------------    31 MARCH
                                          2002            2003           2003
                                      -------------   -------------   ----------
                                                     (IN € MILLION)

Power Environment                       n/a                 850          n/a

Power Turbo Systems                     n/a              (1,466)         n/a

Power Service                           n/a               2,295          n/a

Power Industrial Turbines               n/a                   -          n/a
---------------------------------     -------------   -------------   ----------
Total Power                               3,529           1,679           2,383

Transmission & Distribution               1,028           1,008             963

Transport                                   759             467             738

Marine                                     (220)           (593)           (343)

Corporate & others (1)                    1,601           1,342           1,208
                                      -------------   -------------   ----------
TOTAL                                     6,697           3,903           4,949
                                      =============   =============   ==========
---------------------
(1)  Corporate & others include all units  accounting for Corporate  costs,  the
     International Network and the overseas entities in Australia,  New Zealand,
     South  Africa  (before  disposal)  and  India,  that are not  allocated  to
     Sectors.
(2)  Capital  employed  is  defined  as the  closing  position  of the  total of tangible,  intangible and other fixed assets net, current assets (excluding
     net  amount  of  securitisation  of  existing   receivables)  less  current
     liabilities and provisions for risks and charges.

(B)  GEOGRAPHIC DATA

The table  below  set forth the  geographic  breakdown  of Sales by  country  of destination

                                             HALF-YEAR ENDED
SALES                                         30 SEPTEMBER            YEAR ENDED
                                     -----------------------------     31 MARCH
                                          2002            2003           2003
                                     -------------   -------------   ----------
                                                   (IN € MILLION)

Europe                                   4,303           4,160            9,219

North America                            2,673           1,662            4,719

South & Central America                    775             489            1,534

Asia / Pacific                           1,833           1,875            3,727

Middle East / Africa                     1,185             668            2,152
                                     -------------   -------------   ----------
TOTAL                                   10,769           8,854           21,351
                                     =============   =============   ==========

The table below set forth the geographic breakdown of Sales by country of origin

                                             HALF-YEAR ENDED
SALES                                         30 SEPTEMBER            YEAR ENDED
                                     -----------------------------     31 MARCH
                                          2002            2003           2003
                                     -------------   -------------   ----------
                                                   (IN € MILLION)

Europe                                   7,167           6,521           14,762

North America                            2,207           1,332            3,935

South & Central America                    330             229              601

Asia / Pacific                             905             703            1,833

Middle East / Africa                       160              69              220
                                     -------------   -------------   ----------
TOTAL                                   10,769           8,854           21,351
                                     =============   =============   ==========

NOTE 17 - OFF BALANCE SHEET COMMITMENTS AND OTHER OBLIGATIONS

A)   OFF BALANCE SHEET COMMITMENTS

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)

Guarantees related to contracts (1)               9,465             8,206

Guarantees related to Vendor financing (2)          749               643

Discounted notes receivable                          11                 9

Commitments  to purchase fixed assets                 7                 -

Other guarantees                                     94                49
                                             ----------------  ----------------
TOTAL                                            10,326             8,907
                                             ================  ================

(1)  GUARANTEES RELATED TO CONTRACTS

In accordance with industry  practice  guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees  can, in the normal course,  extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may
include  guarantees  on  project   completion,   of  contract  specific  defined
performance criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods.

The Group provides a counter indemnity to the bank or Surety Company.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management  and when it becomes  probable that payments  pursuant to performance guarantees  will require to be made  accruals  are recorded in the  Consolidated
Financial Statement at that time.

Guarantees given by parent or group companies  relating to liabilities  included in the consolidated accounts are not included.

(2)  VENDOR FINANCING

The Group has provided  financial support,  referred to as vendor financing,  to financial  institutions  and  granted  financing  to certain  purchasers  of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.  The total "vendor  financing" is €1,259 million at 31 March 2003 and
€969 million at 30 September 2003.

The table below sets forth the breakdown of the outstanding  vendor financing by
Sector at 31 March 2003 and 30 September 2003:

                          AT 31 MARCH 2003              AT 30 SEPTEMBER 2003
                    -----------------------------   ------------------------------
                    BALANCE    OFF BALANCE          BALANCE    OFF BALANCE
                    SHEET (1)  SHEET (2)   TOTAL    SHEET (1)  SHEET (2)    TOTAL
                    ---------  ----------- ------   ---------  -----------  ------
                                          (IN € MILLION)

MARINE                  510       423        933        326         324       650
  CRUISEINVEST/
    RENAISSANCE         261       107        368        251          93       344
  LEASING ENTITIES      223       128        351         49         105       154
  OTHERS                 26       188        214         26         126       152
TRANSPORT                 -       317        317          -         310       310
  EUROPEAN METRO
    OPERATOR              -       257        257          -         253       253
  OTHERS                  -        60         60          -          57        57
POWER                     -         5          5          -           5         5
T&D                       -         4          4          -           4         4
                    ---------  ----------- ------   ---------  -----------  ------
TOTAL                   510       749      1,259        326         643       969
                    =========  =========== ======   =========  ===========  ======
--------------------
(1)  Balance  sheets  items are  included in  «other  fixed  assets» (Note 9)
(2)  Off-balance   sheet  figures   correspond  to  the  total   guarantees  and
     commitments, net of related cash deposits, which are shown as balance-sheet items.

MARINE

Cruiseinvest / Renaissance

The "vendor financing" granted to Cruiseinvest  relating to Renaissance  Cruises amounts to €368 million and €344 million at 31 March 2003 and 30 September 2003, respectively.  The decrease is due to the appreciation of Euro against US Dollar during the period.

Leasing entities

The Group  finances  and  guarantees  the  financing  of three  special  leasing entities  relating to three  cruise-ships for an amount of €351 million and €154 million at 31 March 2003 and 30 September  2003,  respectively.  The decrease is mainly due to the  repayment  of part of the  financing  granted to two  leasing entities for an amount of approximately €180 million.

Other ships

The Group has guaranteed the financing  arrangements of three  cruise-ships  and two high  speed  ferries  delivered  to three  customers  for an  amount of €214 million and €152 million at 31 March 2003 and 30 September  2003,  respectively.
One of these guarantees is supported by a cash deposit  amounting to €26 million at 31 March 2003 and 30 September  2003. The decrease is due to the release by a
French  state  company  of the  counter  guarantee  obtained  from the  Group at delivery of one cruise-ship.

The provision  retained in respect of Marine Vendor financing is €140 million at
31 March 2003 and 30 September 2003.

TRANSPORT

Guarantees  given as part of vendor  financing  arrangements in Transport Sector amount to €317 million and €310 million at 31 March 2003 and 30 September  2003, respectively.

Included  in this  amount  are  guarantees  given  as part of a  leasing  scheme involving a major  European  metro  operator as described in Note 17 (b). If the metro  operator  decides in year 2017 not to extend the initial period the Group has  guaranteed  to the  lessors  that the value of the  trains  and  associated equipment  at the  option  date  should not be less than GBP 177  million  (€257 million and €253 million at 31 March 2003 and 30 September 2003, respectively).

B)   CAPITAL AND OPERATING LEASE OBLIGATIONS

                                            WITHIN 1      1 TO 5       OVER 5
                                 TOTAL        YEAR         YEARS        YEARS
                              ------------ ------------ -------------------------
                                               (IN € MILLION)
Long term rental (1)                655            9           65          581
Capital leases obligation (2)       335           35          119          181
Operating leases (3)                478           70          205          203
                              ------------ ------------ ------------ ------------
TOTAL OF FUTURE PAYMENTS          1,468          114          389          965
                              ============ ============ ============ ============
--------------------
(1)  Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Group has sold 103 trains and  associated  equipment  to two  leasing  entities.
These entities have entered into an agreement by which the Group leases back the trains and associated  equipment from the lessors for a period of 30 years.  The trains are made available for use by the metro operator for an initial period of
20 years,  extendible  at the  option  of the  operator  for a further  ten year period. The trains are being maintained and serviced by the Group.
These  commitments  are in respect of the full lease  period and are  covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase  long-term  assets and long-term debt by €667 million and €655  million at 31 March 2003 and 30  September  2003, respectively.

(2)  Capital leases

If capital leases had been capitalised,  it would have had the following effects on the consolidated balance sheet:

                                               AT 31 MARCH     AT 30 SEPTEMBER
                                                   2003              2003
                                             ----------------  ----------------
                                                       (IN € MILLION)
Increase of long term assets
(property plant and equipment)                      212               244
Increase of long term financial debt                216               246
                                             ----------------  ----------------
DECREASE OF SHAREHOLDER'S EQUITY                    (4)               (2)
                                             ================  ================

(3)  Operating leases

A number of these operating  leases have renewal  options.  Rent expense was €44 million in the six month period ended 30 September 2003.

No material  commitments  are omitted in this note in  accordance  with  current accounting rules.

NOTE 18 - CONTINGENCIES

- LITIGATION

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional  work, are common in the areas in which the Group operates,  particularly for large,  long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant ranging  up  to  €248  million.  Amounts  retained  in  respect  of  litigation,

considered  as  reasonable  estimates  of probable  liabilities  are included in provisions  for risks and charges  and  accrued  contract  costs.  Actual  costs incurred may exceed the amount of provisions for litigation  because of a number of factors including the inherent uncertainties of the outcome of litigation.

CLAIM FROM ROYAL CARIBBEAN CRUISES LIMITED

On 7 August  2003,  RCCL and  various  RCCL group  companies  filed a lawsuit in
Florida,  USA against  Rolls Royce and various  Rolls Royce group  companies and against various ALSTOM group companies  claiming  damages for a global amount of approximately  €248 million (US$290 million) for alleged  misrepresentations  in the selling of pods, and  negligence in the design and  manufacture of pods. The
Group will strongly contest this claim.

- ENVIRONMENTAL, HEALTH AND SAFETY

The Group is subject to a broad range of  environmental  laws and regulations in each of the  jurisdictions  in which it  operates.  These  laws and  regulations impose increasingly  stringent  environmental  protection  standards  regarding, among other things, air emissions,  wastewater discharges,  the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental  contamination.  These  standards  expose the Group to the risk of
substantial   environmental   costs  and  liabilities,   including   liabilities
associated   with  divested  assets  and  past   activities.   In  most  of  the
jurisdictions in which operations take place,  industrial activities are subject to obtaining permits, licenses or/and authorisations,  or to prior notification.
Most facilities must comply with these permits,  licenses or authorisations  and are subject to regular administrative inspections.

Significant  amounts are  invested to ensure that  activities  are  conducted in order to reduce the risks of impacting the environment and capital  expenditures are regularly incurred in connection with environmental compliance requirements.
Although involved in the remediation of contamination of certain  properties and other sites,  the Group believes that its facilities are in compliance  with its
operating   permits  and  that  operations  are  generally  in  compliance  with environmental laws and regulations.

The outcome of  environmental  matters  cannot be predicted  with  certainty and there  can be no  assurance  that the  amounts  budgeted  and  provided  will be
adequate.  In  addition,  future  developments,   such  as  changes  in  law  or
environmental  conditions,  could  result in increased  environmental  costs and liabilities  that could have a material  effect on the  financial  condition  or results of  operations.  To date,  no  significant  liability  has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

- ASBESTOS

The Group is subject to  regulations,  including  in France,  the US and the UK,
regarding   the  control  and  removal  of   asbestos-containing   material  and
identification of potential  exposure of employees to asbestos.  It has been the
Group's  policy  for many  years to  abandon  definitively  the use of  products containing  asbestos by all of our operating units world-wide and to promote the application  of this  principle  to all of our  suppliers,  including  in  those countries  where the use of asbestos is  permitted.  In the past,  however,  the
Group has used and sold  some  products  containing  asbestos,  particularly  in
France in its Marine Sector and to a lesser extent in the other Sectors.

As of 30 September 2003, in France,  the Group was aware of approximately  1,990 asbestos  sickness related  declarations  accepted by the French Social Security authorities in France  concerning our employees,  former employees or from third parties,  arising out of our activities in France. All of such cases are treated under the French Social  Security  system which pays the medical and other costs of those who are sick and which pays a lump sum  indemnity.  Out of these  1,990 declarations,  we were  aware of  approximately  156  asbestos-related  cases in
France from our employees, former employees or from third parties. These persons have instituted  judicial  proceedings  against certain of our subsidiaries with the aim of obtaining a court decision holding these  subsidiaries  liable for an inexcusable  fault  (FAUTE  INEXCUSABLE)  in  order to  obtain  a  supplementary compensation  above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs
Courts  in  proceedings   involving  ALSTOM's   subsidiaries  have  found  these
subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed  these findings of inexcusable  fault (25 decisions rendered as of 30 September  2003). The Group has appealed all of such decisions to the French Supreme  Court.  Even where the Group has been found liable on the grounds of inexcusable  fault, it does not expect to suffer any material adverse financial consequences,  because the financial consequences of any liability for inexcusable  fault  have been  attributed  by court  decision  or by  applicable regulations to the French Social Security  (medical) funds.  Thus, in 102 of the
156  proceedings  before French courts at 30 September  2003,  which concern the

Marine Sector,  the social  security  authorities  have ruled that the financial consequences of any liabilities for inexcusable  fault will not be attributed to the Marine Sector and will be borne by the Social Security authorities. Although as of 30 September  2003 the Group had not yet  obtained a specific  ruling from the relevant French Social  Security  authorities in respect of the remaining 54 proceedings,  of which 40 concern the Power Sector,  the Group believes the same principle  affording us financial  protection will apply to such proceedings and
that,   accordingly,   it  will  not  suffer  any  material  adverse   financial
consequences as a result of such asbestos related litigations in France.

The Group  therefore  believes  that  compensation  for most of the  current 156 proceedings  involving  certain of its  subsidiaries  as of 30  September  2003, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable  legislation and  current  case  law,  the  Group  also  believes  that the  publicly  funded
Indemnification Fund for Asbestos Victims (FIVA),  created in 2001 and effective since 29 March 2002,  does not increase its current risk exposure.  The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Once a person has  received an offer of  compensation,  the fund itself may then take action against the employer  considered  responsible.  However this  subrogatory right can only be exercised  pursuant to and within the limits of French  Social
Security regulations. The Group believes that those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA  represent  an  immaterial  exposure  for  which it has not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2003, the
Group was subject to approximately 154 asbestos-related personal injury lawsuits which have their origin solely in the Company's  purchase of some of ABB's power generation business, for which it is indemnified by ABB.

The Group is also currently  subject to two class action  lawsuits in the United
States  asserting  fraudulent  conveyance  claims against various ALSTOM and ABB entities in relation to Combustion  Engineering,  Inc. ("CE"),  for which it has asserted  indemnification  against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a "pre-packaged"  plan of  reorganisation in United  States  bankruptcy  court.  This plan was  recently  confirmed by the bankruptcy  court and a United States federal  district court. The plan has been appealed and has not yet become  effective;  consummation of the plan is subject to certain other  conditions  specified  therein.  In addition to its protection under the ABB  indemnity,  ALSTOM  believes  that under the terms of the plan it would be protected  against pending and future personal injury asbestos  claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30 September  2003, the Group was also subject to  approximately  38 other asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  533 claimants  that, in whole or in part,  assert claims  against
ALSTOM  which  are not  related  to  ALSTOM's  purchase  of some of ABB's  power generation  business  or as to which  the  complaint  does not  provide  details sufficient to permit us to determine whether the ABB indemnity applies.  Most of these lawsuits are in the preliminary  stages of the litigation process and they each involve  multiple  defendants.  The allegations in these lawsuits are often very general and difficult to evaluate at  preliminary  stages in the litigation process.  In those cases where ALSTOM's  defense has not been assumed by a third party and meaningful  evaluation is  practicable,  we believe that we have valid defenses  and,  with  respect to a number of  lawsuits,  the Group is  asserting rights to indemnification against a third party.

The Group has not in recent  years  suffered any adverse  judgment,  or made any settlement payment, in respect of any US personal injury asbestos claim. Between
31  October  2002  and  30  September  2003,  a  total  of 139  cases  involving
approximately  17,672  claimants  were  voluntarily   dismissed  by  plaintiffs,
typically  without  prejudice  (which is to say the  plaintiffs may refile these cases in the future).

For purposes of the foregoing  discussion of  asbestos-related  cases, the Group considers a claim to have been  dismissed,  and to no longer be pending  against it, if the  plaintiffs'  attorneys  have  executed  a notice or  stipulation  of dismissal or non-suit, or other similar document.

The  Group is also  subject  to a minor  number  of  asbestos  related  or other employee  personal  injury related claims in other  countries,  mainly in the UK where it is currently subject to approximately 153 such claims.

While the outcome of the existing  asbestos-related cases described above is not predictable,  the Group  believes  that  those  cases  will not have a  material adverse effect on its financial  condition.  ALSTOM can give no assurances  that asbestos-related  cases  against  it will not  grow in number  or that those the group has at present, or may face in the future, may not have a material adverse impact on its financial condition.

- PRODUCT LIABILITY

The Group designs,  manufactures, and sells several products of large individual value  that are  used in major  infrastructure  projects.  In this  environment, product-related  defects have the potential to create  liabilities that could be material.  If potential  product  defects become known,  a technical  assessment occurs whereby products of the affected type are quantified and studied.  If the results of the study indicate that a product  liability  exists,  provisions are recorded.  The Group  believes  that it has made  adequate  provisions  to cover currently known product-related liabilities, and regularly revises its estimates using  currently  available  information.  Neither  the  Group  nor  any  of its businesses  are aware of  product-related  liabilities,  which would  exceed the amounts already  recognised and believes it has provided  sufficient  amounts to satisfy its litigation,  environmental and product liability  obligations to the extent they can be estimated.

- SEC INVESTIGATION

On 11 August  2003,  the Group  announced  that the SEC is  conducting  a formal investigation, and the Group has conducted its own internal review, into certain matters  relating  to ALSTOM  Transportation  Inc.  ("ATI"),  one of the Group's
subsidiaries.  These  actions  followed  receipt of anonymous  letters  alleging accounting  improprieties on a railcar contract being executed at ATI's New York facility.  Following receipt of these letters,  the United States Federal Bureau of Investigation (the "FBI") also began an informal inquiry. The Group has fully cooperated with the SEC and the FBI in this matter and intends to continue to do
so.

The internal review identified that losses had been significantly understated in the ATI accounts,  in  substantial  part due to accounting  improprieties.  As a result an  additional  charge of €51 million  (after tax) was  recorded in ATI's accounts  for the  year-ended  31 March  2003 and was  recorded  in the  Group's consolidated financial statements approved by shareholders on 2 July 2003.

- COB INVESTIGATION

Senior  officials of the Group have been interviewed by inspectors of the French
Commission  des  Opérations  de bourse  (the COB) in  connection  with the COB's investigation  regarding  public  disclosures  by the Group and  trading  of the
Group's shares since 31 December 2001.

- UNITED STATES PUTATIVE CLASS ACTION LAWSUITS

The Group and  certain of its current and former  officers,  recently  have been named as defendants in a number of purported  shareholder  class action lawsuits filed on behalf of various alleged classes of purchasers of American  Depositary
Receipts or other ALSTOM  securities  between  various dates between 17 November
1998 and 30 June 2003.  The actions seek to allege  violations  of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities
Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue  statements of materials  facts,  and/or omissions to state material facts necessary to make the statements  made not  misleading,  in various ALSTOM public communications regarding our business,  operations and prospects, causing the putative  classes to purchase  ALSTOM  securities at  artificially  inflated prices.  The plaintiffs  seek, among other things,  class action  certification, compensatory  damages  in an  unspecified  amount,  and an award  of  costs  and expenses,  including  counsel fees. The Group intend to vigorously  defend these actions.

NOTE 19 - FINANCING PACKAGE AND LIQUIDITY RISK

FINANCING PACKAGE

Subsequent to the  shareholder's  meeting held on 2 July 2003, the Group engaged in negotiations  with its banks on a capital increase and the refinancing of the
Group.  The Group  reached an  agreement  with its banks and the  French  State, announced on 6 August 2003. This was  subsequently  modified in order to satisfy certain  requirements of the European  Commission.  The modified agreement ("the
Financing Package") was announced on 22 September 2003.

The principal features of the Financing Package are set out below.

The French State and a syndicate of banks will make funds available to the Group as follows:

                                                                  In €
                                                                MILLION
                                                              -----------
EQUITY AND BONDS REIMBURSABLE IN SHARES                          1,200
Share capital increase with preferential rights                    300
Issue of bonds mandatorily reimbursable in shares
("ORA")1with a five year maturity                                  900
LONG-TERM DEBT INSTRUMENTS                                         500
Subordinated bonds to be provided by the French State with a
20 year maturity ("TSDDRA")2                                       300
Subordinated bonds to be provided by the French State with a
15 year maturity ("TSDD")3                                         200
MEDIUM-TERM LOANS                                                1,500
Subordinated loan to be provided by the French State with a
five year maturity                                                 300
Subordinated loans to be provided by a syndicate of banks
with a five year maturity                                        1,200
                                                              -----------
TOTAL                                                            3,200
                                                              ===========

(1) ORA or "Obligations  remboursable en actions", may be increased up to €1,000 million,  with the banks  subordinated  loans  correlatively  reduced  to €1,100 million
(2) TSDDRA or "Titres  subordonnés à durée déterminée  remboursable en actions", converted  into shares  immediately  subject to European  Commission  review and approval
(3) TSDD or "Titres  subordonnés à durée déterminée"

The  Financing  Package  also  provides  for  short-term  facilities  being made available in an amount of €1,500 million, of which the share of the French State is €1,200  million,  until the long term part of the Financing  Package is fully implemented.

In addition a syndicate of banks is providing a contract  bonding and  guarantee facility  of €3,500  million,  counter-guaranteed  in part  (65%) by the  French
State, to allow the Group to cover its normal business activity.

The Group will have to return to the market for bonding in the fourth quarter of calendar year 2004, when its balance sheet structure will reflect the benefit of the implementation of the financing package thereby  facilitating  access to the bonding market.

Under the Financing  package the new maturity  profile of the Group's  liquidity will be as follows:

                                                          PRINCIPAL AMOUNTS RECEIVED /(DUE)
                                     Q3          Q4     TOTAL
                                 OUTSTANDING   FISCAL   FISCAL   FISCAL   FISCAL                          AFTER
                                30 SEPTEMBER    YEAR     YEAR     YEAR     YEAR    FISCAL     FISCAL     FISCAL
                                    2003        2004     2005     2004     2005   YEAR 2006  YEAR 2007  YEAR 2007
                                ------------   ------   ------   ------   ------  ---------  ---------  ---------

Redeemable preference shares         205           -        -        -        -     (205)         -           -
Subordinated notes                   250           -        -        -        -        -       (250)          -
Subordinated loan                      -         650(3)   850(3) 1,500        -        -          -      (1,500)
Subordinated long term bond (TSDD)     -         200(3)     -      200        -        -          -        (200)
Subordinated bonds reimbursable
 with shares (TSDDRA)(4)               -         300(3)     -      300        -        -          -           -
Bonds                              1,200           -     (550)    (550)       -        -       (650)          -
Syndicated loans                   2,498      (1,377)(2) (400)
Bilateral loans                      358           -      (75)     (75)       -      (50)       (33)       (200)
Commercial paper                   1,320(1)     (800)    (100)    (900)    (420)       -          -           -
Banks overdrafts/other
facilities/accrued interests         323        (281)        -    (281)     (16)      (3)        (3)        (20)
                                  ------     --------   ------  -------   ------   ------    -------     -------
TOTAL                              6,154      (1,308)    (275)  (1,538)    (436)    (258)    (1,657)     (1,920)
Future receivables
 securitised, net                    522        (113)    (118)    (231)    (236)     (55)
                                  ------     --------   ------  -------   ------   ------    -------     -------
LIQUIDITY                          6,676      (1,421)    (393)  (1,814)    (672)    (313)    (1,657)     (1,920)
Capital increase                                 300(3)            300
Bonds reimbursable with
 Shares                                          900(3)            900
                                  ------     --------   ------  -------   ------   ------    -------     -------
LIQUIDITY AND OTHER FUNDING
  SOURCES                                       (221)    (393)    (614)    (672)    (313)    (1,657)     (1,920)
--------------------
(1) Maximum  availability  under  commitments  provided by a syndicate  of banks
(€120  million)  and the  Caisse des dépôts et  Consignation  (€1,200  million), including a €600  million  commercial  paper that was not drawn at 30  September
2003.
(2) Includes the expected early  repayment of €1,250 of syndicated  loans in the third quarter of fiscal year 2004.
(3) Expected proceeds to the Group.
(4) Subordinated bonds reimbursable with shares (TSDDRA) will only be reimbursed
in  cash  in  the  event  the  European   Commission   does  not  approve  their
reimbursement with shares.

The Group is confident in its ability to  successfully  implement  the Financing
Package:

•    New  covenants   have  been   negotiated   (see  Note  14).  The  continued
     availability of debt financing will be dependent on banking covenants being respected or waivers being  granted.  This will in part be dependent on the
     Group's ability to generate operating profit and cash flow.

•    The short term financing and the bonding  facilities have been put in place and are fully  available to the Group.  The  subordinated  loan facility of
     €1.2  billion to be provided  by the banks has been  signed and  commitment letters relating to the ORA have been received from all banks involved.

•    Shareholders  will be asked to approve the  Financing  Package at a general meeting  called for 18  November  2003 on second  call.  A quorum of 25% of shareholders  entitled to vote is required for this  general  meeting to be held. The Group has always been able to reach such a quorum in the past, on second call.

The European  Commission has announced it will not object to the  implementation of the  Financing  Package.  It has at the  same  time  and as is  usual in such circumstances  announced that it has opened a formal  investigation to determine whether the  Financing  Package and certain  other  transactions  with  entities controlled by the French State are compatible  with laws of the European  common market.

NOTE 20 - POST BALANCE SHEET EVENTS

On 12 November 2003, the Group learned that the mediation in relation to the NEC contracts had failed and litigation is likely to follow (see Note 13).

NOTE 21 - MAJOR COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION

The major companies are selected according to the following criteria:

-    Holding companies
-    Sales above 90 M€ in year ended 2003 but  excluding  company's  which had a significant  decrease in sales during the six-month  period ended September
     2003.

                                                   OWNERSHIP    CONSOLIDATION
COMPANIES                            COUNTRY           %            METHOD
---------                            -------       ---------    --------------

ALSTOM.............................  France                   Parent company
ALSTOM Holdings....................  France          100.0    Full consolidation
ALSTOM Gmbh (holding)..............  Germany         100.0    Full consolidation
ALSTOM UK Ltd  (holding)...........  United Kingdom  100.0    Full consolidation
ALSTOM Inc (holding)...............  United-States   100.0    Full consolidation
ALSTOM NV (holding)................  Netherlands     100.0    Full consolidation
ALSTOM Mexico SA de CV (holding)...  Mexico          100.0    Full consolidation
ALSTOM Espana IB (holding).........  Spain           100.0    Full consolidation
ALSTOM (Switzerland) Ltd...........  Switzerland     100.0    Full consolidation
ALSTOM Australia Ltd...............  Australia       100.0    Full consolidation
ALSTOM Belgium SA .................  Belgium         100.0    Full consolidation
ALSTOM Brasil Ltda.................  Brazil          100.0    Full consolidation
ALSTOM Canada Inc..................  Canada          100.0    Full consolidation
ALSTOM Controls Ltd................  United Kingdom  100.0    Full consolidation
ALSTOM DDF SA......................  France           98.8    Full consolidation
ALSTOM Energietechnik GmbH.........  Germany         100.0    Full consolidation
ALSTOM Ferroviaria Spa.............  Italy           100.0    Full consolidation
ALSTOM K.K.........................  Japan           100.0    Full consolidation
ALSTOM LHB GmbH....................  Germany         100.0    Full consolidation
ALSTOM Ltd ........................  United Kingdom  100.0    Full consolidation
ALSTOM Power sro...................  Czech Republic  100.0    Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd..  Malaysia        100.0    Full consolidation
ALSTOM Power Boiler GmbH...........  Germany         100.0    Full consolidation
ALSTOM Power Centrales.............  France          100.0    Full consolidation
ALSTOM Power Conversion GmbH.......  Germany         100.0    Full consolidation
ALSTOM Power Conversion SA France..  France          100.0    Full consolidation
ALSTOM Power Generation AG.........  Germany         100.0    Full consolidation
ALSTOM Power Hydraulique...........  France          100.0    Full consolidation
ALSTOM Power Inc...................  United States   100.0    Full consolidation
ALSTOM Power Italia Spa............  Italy           100.0    Full consolidation
ALSTOM Power ltd...................  Australia       100.0    Full consolidation
ALSTOM Power Norway AS.............  Norway          100.0    Full consolidation
ALSTOM Power O&M Ltd...............  Switzerland     100.0    Full consolidation
ALSTOM Power SA....................  Spain           100.0    Full consolidation
ALSTOM Power Service...............  France          100.0    Full consolidation
ALSTOM Power Sp Zoo................  Poland          100.0    Full consolidation
ALSTOM Power Sweden AB.............  Sweden          100.0    Full consolidation
ALSTOM Power Turbinen GmbH.........  Germany         100.0    Full consolidation
ALSTOM Power Turbomachines ........  France          100.0    Full consolidation
ALSTOM Projects India Ltd..........  India            68.5    Full consolidation
ALSTOM Signalling Inc..............  United States   100.0    Full consolidation
ALSTOM T&D Inc.....................  United States   100.0    Full consolidation
ALSTOM T&D SA......................  France          100.0    Full consolidation
ALSTOM T&D SA de CV................  Mexico          100.0    Full consolidation
ALSTOM Transport SA................  France          100.0    Full consolidation
ALSTOM Transporte SA de CV.........  Mexico          100.0    Full consolidation
ALSTOM Transportation Inc..........  United States   100.0    Full consolidation
ALSTOM Transporte..................  Spain           100.0    Full consolidation
Chantiers de l'Atlantique..........  France          100.0    Full consolidation
EUKORAIL Ltd.......................  South Korea     100.0    Full consolidation
West Coast Traincare...............  United Kingdom   76.0    Full consolidation

A list of all  consolidated  companies  is  available  upon  request at the head office of the Group.

   MANAGEMENT DISCUSSION AND ANALYSIS ON INTERIM CONSOLIDATED STATEMENTS AS AT
                                30 SEPTEMBER 2003

                         FIRST HALF OF FISCAL YEAR 2004

YOU SHOULD READ THE FOLLOWING  DISCUSSION  TOGETHER  WITH THE 30 SEPTEMBER  2003
INTERIM CONSOLIDATED FINANCIAL STATEMENTS.  DURING THE PERIODS DISCUSSED IN THIS
SECTION,  WE  UNDERTOOK  SEVERAL  SIGNIFICANT  TRANSACTIONS  THAT  AFFECTED  THE
COMPARABILITY OF OUR FINANCIAL RESULTS BETWEEN PERIODS. IN ORDER TO ALLOW YOU TO
COMPARE THE RELEVANT PERIODS,  WE PRESENT CERTAIN INFORMATION BOTH AS IT APPEARS
IN OUR FINANCIAL  STATEMENTS AND ADJUSTED FOR BUSINESS  COMPOSITION AND EXCHANGE
RATE VARIATIONS TO IMPROVE  COMPARABILITY.  WE DESCRIBE THESE  ADJUSTMENTS UNDER
"--CHANGE IN BUSINESS  COMPOSITION AND  PRESENTATION  OF OUR ACCOUNTS,  NON-GAAP
MEASURES--COMPARABLE BASIS" BELOW.

STATUS ON OUR ACTION PLAN AND MAIN EVENTS OF FIRST HALF OF FISCAL YEAR 2004

On 12 March 2003,  we  presented  our new  strategy  and action plan to overcome three  key  difficulties:  an  insufficient  level  of  profitability  and  cash generation, past problems with the GT24/GT26 gas turbines and to a lesser extent the UK Trains  contracts  and a high level of debt.  This plan has been launched throughout the Group.  We have achieved  significant  progress  during the first half of fiscal year 2004 and in particular we have:

     •    built a more effective organisation;
     •    secured €2.5 billion from the disposal programme;
     •    achieved  the  expected  progress in  resolving  specific  operational problems (GT24/GT26 heavy duty gas turbines and UK trains issues);
     •    launched the restructuring plans; and
     •    agreed  on  a  comprehensive   financing  package  to  strengthen  our
          financial structure.

BUILDING A MORE EFFECTIVE ORGANISATION

IMPLEMENTATION OF A MORE EFFECTIVE ORGANISATION IN THE SECTORS

Our former Power  Sector,  which  accounted for more than half of Group sales in fiscal year 2003,  was  reorganised  into three new Sectors on 1 April 2003; the former Power Sector  management  layer has been removed and the former  Segments have been  merged.  The new  structure is now fully in place and is reflected in the figures presented in this section.

On 7 October  2003,  the  management  of our  Transport  Sector  announced a new organisation, to be effective as of 1 January 2004. The Sector will be organised in four international regions, with strengthened customer focus and with clearer definition of responsibility for project execution.

A simpler and more  reactive  Group wide  structure is being  implemented,  with clearer P&L accountability in the Sectors.  Empowerment and full  responsibility are given to the Sector management with a clearer  relationship between business and country organisations.

REORGANISATION OF INTERNATIONAL NETWORK AND CORPORATE

Our  objective  is to reduce our  overhead  significantly,  notably  through the simplification of administrative processes and a reduction of management layers.
Some central functions have been reallocated to the Sectors or eliminated.  As a consequence, the Corporate and the International Network organisations have been reorganised and reduced by more than a third.  Overall,  savings are targeted to reach 35% of related  costs as compared with fiscal year 2003 on an annual basis by March 2005. Vigorous plans have been launched in the Sectors where the target is to save 15% of overhead costs in each Sector by March 2005.

STRICTER RISK MANAGEMENT

We are exercising a stricter control of the contractual terms and conditions and the margins in our order  intake,  notably  with the  creation of a central Risk
Committee  headed by the  Chairman  and CEO  which  was set up in March  2003 to review  all  major  bids and  contracts  under  execution.  We are  continuously improving  the  processes  in the Sectors and are setting up a project  database allowing more efficient central control. A new Risk Management Director has been appointed and new processes  established to ensure more effective supervision of the Sectors.

DISPOSAL PROGRAMME

As part of our new plan,  in March  2003 we  increased  our  disposal  programme target  proceeds  from €1.6 billion as intended at the  beginning of fiscal year
2003, to €3.0 billion by March 2004. We maintain our objective of total proceeds of €3 billion and have now secured €2.5 billion, but in order to fully value the assets to be  disposed,  we have  extended the period by one year to March 2005.
Our disposal programme comprises:

     •    600 million of targeted proceeds from real estate disposals,  of which
          €415 million was achieved  during  fiscal year 2003 and the first half of fiscal year 2004; and

     •    €2,400 million of targeted proceeds from business disposals, including both the T&D  Sector  and the  Industrial  Turbines  businesses.  €151 million of this target was achieved  during  fiscal year 2003 with the disposal  of our  activities  in  South  Africa  and  of  our  captive insurance company.  We expect that the sale of our Industrial Turbines businesses  will generate net proceeds of  approximately  €950 million
          (of which €842  million has been  received  to date).  We sold our T&D
          Sector for an  enterprise  value of €950  million,  subject to closing adjustments.  We expect to receive the major part of these proceeds in
          January 2004.

DISPOSAL OF OUR INDUSTRIAL TURBINES BUSINESSES

On 26 April 2003,  we signed  binding  agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines  businesses in two transactions to Siemens AG.

The first transaction  covered our small gas turbines  business,  and the second transaction  covered our medium-sized gas turbines and industrial steam turbines businesses.

The Industrial  Turbines  businesses  accounted for  approximately  10% of Power
Sector  revenues in fiscal year 2003.  They  include:

    •    the small gas turbines  business (3 MW - 15 MW), based  principally in the UK;
     •    the  medium-sized  gas  turbines  business  (15  MW  - 50  MW),  based principally in Sweden; and
     •    the  industrial  steam  turbines (up to about 100 MW)  business,  with manufacturing  sites in Sweden,  Germany and the Czech  Republic,  and global customer service operations.

In the year ended 31 March 2003,  Industrial Turbine businesses  generated sales of approximately  €1.25 billion and had an operating margin of approximately 7%.
At 31 March 2003, these businesses employed around 6,500 people.

On 30 April 2003, we announced the closing of the sale of the small gas turbines business. Completion of this transaction followed receipt of a formal derogation from the European Commission under EC Merger Regulations,  allowing ownership of the business to be transferred to Siemens AG with immediate  effect.  On 10 July

2003 we announced  that the European  Commission  had granted  formal  clearance under EC Merger  Regulations for the disposal of both the small gas turbines and the medium gas turbines and industrial steam turbines businesses.

On 1 August  2003 we  announced  that we had  completed  the  major  part of the disposal of the medium gas turbines and industrial  steam  turbines  businesses.
Completion of this second stage of the disposal  followed approval from both the
European Commission and US merger control authorities.

Certain  minor  sites  of  our  Industrial  Turbines  business  have  yet  to be transferred  to Siemens  pending  completion of legal  procedures,  for example, relating  to  anti-competition  laws in  select  jurisdictions.  To date we have received net proceeds of €842 million from the disposal of these  businesses and an  additional  €125 million is currently  being held in escrow to cover certain post-closing adjustments and indemnities,  if any. Unless otherwise used, 50% of these  escrowed  amounts are to be released to us on the business day  following the first  anniversary  of the sale of the small gas  turbines  business  (April
2004), and the remainder on the business day following the second anniversary of the sale (April 2005). See as well Note 4 to the Interim Consolidated  Financial
Statements.

DISPOSAL OF OUR T&D ACTIVITIES

The process to dispose of the T&D Sector was  announced on 12 March 2003.  On 25
September  2003,  we  signed a  binding  agreement  to sell  our T&D  activities
(excluding the Power Conversion business) to Areva for an entreprise value of
€950 million,  subject to closing  adjustments.  This transaction is expected to close in January 2004.

DISPOSAL OF REAL ESTATE

In April 2003,  we received  proceeds of €138 million in respect of the disposal of 15 sites in France,  Spain,  Switzerland  and Belgium  and, in July 2003,  we
received  proceeds  of €10  million in respect  of the  disposal  of one site in
France.  Total proceeds to date from our real estate programme have reached €415 million (€267 million received in fiscal year 2003 and €148 million in the first half of fiscal year 2004).  Select  further  real estate  disposal  projects are currently progressing.

PROGRESS ON SPECIFIC OPERATIONAL PROBLEMS

GT24/GT26 HEAVY-DUTY GAS TURBINES

During the first half of fiscal year 2004,  we continued to implement  technical improvements to our GT24/GT26 gas turbines.  The new upgrade  packages have been tested  successfully  and  deployment  in the field has started.  The  machines'
reliability has been  demonstrated with 72 units in operation and the cumulation of more than 730,000 operating hours. In addition,  the commercial  situation is becoming  clearer with all of the cases of client  litigation,  which affected 7 units as of March 2003, now resolved via satisfactory commercial settlements.

Related cash outflow over the first half of fiscal year 2004, €394 million,  has decreased as compared with the second half of fiscal year 2003, €657 million. We expect our cash outflow (for Power Turbo-Systems and Power Service) to be around
€800 million,  €600 million and €200 million in fiscal years 2004, 2005 and 2006 respectively  compared  with €1,055  million spent on this matter in fiscal year
2003.

We  reported  on 31 March  2003  that we had  retained  provisions  and  accrued contract costs after taking into account mitigation targets of €454 million.  As of 30 September 2003, the mitigation  target has been reduced by €118 million to
€336 million. This reduction included €22 million related to changes in exchange rates, €68 million of achieved mitigation actions and certain planned mitigation actions  which did not  materialise  resulting  in a  corresponding  €28 million charge in our operating  income for the first half of fiscal year 2004. As of 30
September  2003, we retained  €1,193  million of related  provisions and accrued contract costs outflow (for Power Turbo-Systems and Power Service).  This amount does not include €336 million of exposure,  which we consider  will be mitigated by appropriate action plans.

UK TRAINS

All 119  regional  trains have been  delivered  and are now in service but costs related to the in service  reliability  improvement  programme  are still  being incurred.  On the West Coast Main Line  contract,  28 of the 53 trains have been delivered in line with the customer's revised expectations. On completion of the
WCML contract in September  2004, our UK new build  activities will be halted as we will convert to a substantial service/maintenance base in the UK.

US TRAINS

On 30 June 2003,  we  announced  that we were  conducting  an  internal  review, assisted by external  lawyers and  accountants,  following  receipt of anonymous letters alleging  accounting  improprieties on a railcar contract being executed at the New York facility of ALSTOM  Transportation  Inc. ("ATI"),  one of our US
subsidiaries.  Following  receipt  of these  letters,  the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

The Transport Sector's operating loss in fiscal year 2003 included an additional
charge  of  €73  million,   recorded   following   contract   losses  at  ALSTOM
Transportation  Inc.  (ATI).  This  charge  was  included  in  the  Consolidated
Financial  Statements as approved at the General  Shareholders Meeting on 2 July
2003.

In addition,  following  the discovery of  accounting  improprieties  at ATI, we subsequently  conducted  reviews of other ATI  contracts  and,  as a result,  we recorded  costs  of  €102  million  (€94  million  of  contract  provisions  and write-down of receivables and €8 million of  professional  fees and other costs)
in relation to the US Transport business. Slightly more than half of this amount related  to a single  equipment  supply  and  maintenance  project in the United
States when we recorded  significant  provisions in respect of expected contract losses relating to a number of important  performance  related issues.  The €102 million of costs is reflected in our Consolidated  Financial  Statements for the first half of fiscal year 2004.

RESTRUCTURING AND COST REDUCTION PROGRAMMES

We have launched restructuring and cost-reduction  programmes necessary to adapt our organisation and industrial base to current market  conditions.  We consider these programmes to be vital as we believe that the power market downturn is set to continue for some years before returning to the long term fundamental  growth trend. We expect that these programmes will improve our operational performance.
As  we  have   accelerated  our   restructuring   plans,  we  expect  to  accrue
significantly more related charges in fiscal year 2004 than in fiscal year 2003.

We are  currently  informing  and  consulting  with trade union  representatives
regarding  the   consequences   of  the  overhead   reduction   and   industrial
restructuring  plans. This process is expected to continue in the coming months.
We have to date announced plans to reduce our workforce by  approximately  7,300 employees  in aggregate  world wide.  Of the  proposed  reduction in  headcount, approximately  2,000  positions are outside  Europe (mainly the US and Asia) and
5,300  positions  are in Europe.  The trade  union  consultation  process at the
European  level has been  completed,  and local plans,  country by country,  are being implemented.

The announced  reduction in employee numbers impacts mainly Power  Turbo-Systems
for  approximately  3,300  employees,   Transport  for  2,000  employees,  Power
Environment  for 1,000  employees,  Power  Service for 500  employees,  and Head offices for 200 employees.  We have not implemented  restructuring  plans in our
Marine  Sector  other than the closure of our small yard in  Saint-Malo  already announced  in fiscal  year 2003,  while some staff  reduction  has  occurred  by natural attrition (retirement, early retirement).

FINANCING PACKAGE

INITIAL FINANCING PACKAGE

As part of our 12 March 2003  strategy  and action  plan,  we  reported  that we needed to  strengthen  our financial  base by conducting a capital  increase and refinancing our debt. In the months  following the announcement of our new plan, however,  the markets for our products and  services  continued to  deteriorate, resulting  in  reduced  levels of orders.  Furthermore,  problems  in  obtaining contract  performance  bonds due to a general  tightening of the bond market and concerns  within that market on our position  exacerbated the  deterioration  in order intake. Our worsening  financial situation made negotiations with our main lending  banks in connection  with the proposed  renewal of our credit lines and the capital increase more difficult.  By the end of July 2003, we faced the risk of not being able to meet our short-term financial commitments,  which led us to renegotiate with more than 30 of our banks with the support of the French State.
We reached agreement on a comprehensive  financing package for the Group,  which was designed to provide adequate long term financing and short term liquidity.

This initial financing package announced on 6 August 2003 included:

     •    a combined €600 million capital increase  consisting of a €300 million underwritten  capital increase with preferential  subscription  rights for  existing  shareholders,  and  a  €300  million  capital  increase reserved for the French State;

     •    a €1 billion issuance of bonds  mandatorily  reimbursable  with shares
          ("ORA",   obligations  remboursables  en  actions)  with  preferential subscription rights for existing shareholders;

     •    subordinated  loans with 6-year maturity  totalling €1,200 million.  A
          French  State-controlled  financial institution agreed to provide €200 million of the total amount of these subordinated loans;

     •    a contract bonding guarantee  facility of €3,500 million provided by a syndicate of banks to support our  continued  commercial  activity.  A
          French  State-controlled   financial  institution  agreed  to  counter
          guarantee 65% of the aggregate  amount of these bonds and  guarantees;
          and

     •    short term  facilities  amounting  to €600 million from a syndicate of banks and the French State.

We were  informed on 8 and 14 August  2003 that the French  State  notified  and provided  information  to the European  Commission  relating to its  commitments under the proposed financing package,  pursuant to European Community laws. As a result  of this  notification,  the  European  Commission  began  a  preliminary examination of the French State's measures described in the August notification.
The uncertainty generated by this situation  substantially worsened the concerns of our customers  and suppliers as to our financial  stability and our long term viability,  and  negatively  impacted  our  commercial  activity  and sources of liquidity.  Following the European Commission's  preliminary  examination of the
French State's measures described in the August notification, it opened a formal investigation  procedure  under  Article  88(2) of the EC Treaty on 17 September
2003.  When opening this procedure,  the Commission  stated that it believed the conditions for the issuance of an injunction were present pursuant to applicable
EU  regulations.   Specifically,   the  Commission   threatened  to  oppose  the
implementation   of  certain  parts  of  the  financing   package   regarded  as
"irreversible"  until  it had  reached  a final  decision  on  their  State  aid legitimacy and compatibility with the common market regulations. On 17 September
2003,  the  Commission   announced  that  it  had  authorised  the   Competition
Commissioner to issue an injunction unless the French  authorities agreed not to participate in measures that would  automatically and irreversibly result in the
French  State's  participation  in our equity  capital prior to clearance by the
Commission of the financing package.

REVISED FINANCING PACKAGE

As a consequence,  we entered into new  discussions  with our banks,  the French
State and the European  Commission  towards  designing a revised package to meet our financial needs while complying with European Commission requirements. On 22
September  2003,  we  announced  that we had reached a revised  agreement on our financing  package.  While this  revised  package is still  subject to  European
Commission review, the Commission has announced that it does not intend to issue an injunction  against any parts of the package,  and the  implementation of the related transactions may go forward without delay.

On 8 November 2003, the European Commission announced formally,  in the Official
Journal of the European Union,  that it was extending the procedure to determine whether the package is compatible with the common market.

The revised financing package includes:

     •    a €300 million capital increase. The capital increase will involve the subscription  of shares  directly  by a syndicate  of banks,  with the simultaneous  distribution  of free warrants to existing  shareholders allowing  them to purchase  the shares  directly  from the banks.  The subscription  price  for the  shares  and the  exercise  price  of the warrants will be €1.25 per share;

     •    €300  million  of  subordinated  bonds with a 20 year  maturity  to be issued to the French State,  which will be automatically  reimbursable with shares upon the approval of the reimbursement  with shares by the
          European Commission ("TSDDRA" or titres subordonnes a duree determinee remboursables  en  actions).  These  subordinated  bonds will carry an annual interest rate of 2% until a decision of the European Commission is obtained,  at which point (if the  decision is  negative)  the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be capitalised annually  and paid upon  reimbursement.  The issue price for each bond will be €1.25, and each will be reimbursable  with one share,  subject to antidilution adjustments;

     •    €200  million  of  subordinated  bonds with a 15 year  maturity  to be issued to the  French  State  ("TSDD" or titres  subordonnees  a duree determinee).  These  subordinated bonds will carry an interest rate of
          EURIBOR plus 5%, of which 1.5% will be  capitalised  annually and paid upon reimbursement; and

     •    an  issuance  of  approximately  €900  million  of  bonds  mandatorily reimbursable with shares (ORA) with preferential  subscription  rights for existing shareholders,  which is to be underwritten by a syndicate of banks. This amount may be increased to €1 billion.  The issue price of the ORA is  €1.40  per  bond,  representing  100%  of  each  bond's principal amount.  The ORA are to mature on 31 December 2008. Each ORA
          will  be  reimbursable   at  maturity  with  one  share,   subject  to
          anti-dilution adjustments.  ORA holders will have the right to receive shares prior to maturity, based on the same ratio.

The  offerings  described  above  are  to  be  submitted  for  approval  by  our shareholders at an Ordinary and Extraordinary  Meeting to be held on 18 November
2003 (on second call). The capital increase, ORA, TSDDRA and TSDD offerings will be implemented as soon as possible following shareholder approval.

Assuming that the offerings described above are approved for and take place, and that the  European  Commission  approves  the  reimbursement  with shares of the
TSDDRA,  the  French  State  would own 31.5% of our  shares  and  voting  rights following  the  reimbursement  of the TSDDRA,  before  taking  into  account the conversion  or  reimbursement  of  the  ORAs.  After  taking  into  account  the reimbursement  of the ORAs,  the French State would own 16.25% of our shares and voting rights.

The revised financing package also includes:

     •    subordinated loans with 5-year maturity totalling approximately €1,500 million ("PSDD" or prêt subordonné à durée determinée). The banks have agreed to provide  approximately €1,200 million of the total amount of these  subordinated  loans,  with the  remainder to be provided by the
          French State. The loans may be increased by up to €100 million subject to certain  conditions.  The rate of  interest  on these  subordinated loans is EURIBOR plus 4.5%, of which 1.5% will be capitalised annually and paid upon reimbursement.  The Subordinated Debt Facility Agreement relating to these loans was entered into on 30 September 2003; and

     •    a contract bonding guarantee  facility of €3,500 million provided by a syndicate of banks to support our  continued  commercial  activity.  A
          French  State-controlled  financial institution will counter guarantee
          65% of the aggregate amount of these bonds.  This facility was entered into on 29 August 2003,  was amended on 1 October 2003 and is fully in place.

Pending our receipt of proceeds from the  financing  package and the disposal of our T&D  activities, our  short-term liquidity  is  being  supported through the purchase of commercial  paper  (billets de  tresorerie)  by a syndicate of banks
(for €120  million),  and the  purchase  of  commercial  paper by the Caisse des
Dépôts et Consignations,  a financial institution controlled by the French State
(for €300 million).  This  commercial  paper will be rolled over untiL 12 months after the date of final issuance  occurring before 8 February 2004. In addition, a syndicate of banks financed the early  reimbursement  to us of €180 million of debt due to us from two  special  purpose  entities  in  connection  with Marine vendor  financing.  Further,  the Caisse des  Dépôts et  Consignations  has also committed to provide us with up to €900 million in  commercial  paper  financing which  will be  available  to us until the long term  portion  of our  financing package becomes available  (expected in December 2003), except that €100 million may remain  outstanding  until we receive the main proceeds from the sale of our
T&D  activities  (expected in January 2004).  All these  facilities are fully in place.

For  information  about our new liquidity  profile,  please see  "Liquidity  and capital resources - Maturity and liquidity" below.

GENERAL COMMENTS ON ACTIVITY AND RESULTS

KEY FINANCIAL FIGURES

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

-----------------------------------------------------------------------------------------------
                        First                               First          %           %
TOTAL GROUP              Half       2nd Half     Full        Half      Variation   Variation
ACTUAL FIGURES         Sept. 02     March 03     Year      Sept. 03    Sept. 03/   Sept. 03/
(IN € MILLION)       (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02    March 03
                     -----------   -----------  -------  -----------   ---------   ------------
Order backlog          33,611        30,330     30,330     27,174         (19%)      (10%)
Orders received        10,537         8,586     19,123      7,439         (29%)      (13%)
Sales                  10,769        10,582     21,351      8,854         (18%)      (16%)
Operating income          542        (1,049)      (507)       132
Operating margin         5.0%         (9.9%)     (2.4%)      1.5%
EBIT                      322        (1,451)    (1,129)      (296)
Capital Employed        6,697         4,949      4,949      3,903
ROCE                     9.6%           n/a        n/a        N/A
Net income                 11        (1,443)    (1,432)      (624)
Free Cash Flow(1)          75          (340)      (265)      (674)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
TOTAL GROUP             First                     Full        First           %           %
COMPARABLE               Half       2nd Half      Year        Half        Variation   Variation
FIGURES(2)             Sept. 02     March 03     2002/03     Sept. 03     Sept. 03/   Sept. 03/
(IN € MILLION)       (Unaudited)   (Unaudited) (Unaudited)  (Unaudited)   Sept. 02    March 03
                     -----------   ----------- -----------  -----------   ---------   ---------
Order backlog             n/a        28,496      28,496       27,174         n/a         (5%)
Orders received         9,677         7,973      17,650        7,439        (23%)        (7%)
Sales                   9,697         9,886      19,583        8,854         (9%)       (10%)
Operating income          495          (998)       (503)         132
Operating margin         5.1%        (10.1%)      (2.6%)        1.5%
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
TOTAL GROUP             First                     Full        First           %           %
PRO FORMA                Half       2nd Half      Year        Half        Variation   Variation
FIGURES(3)             Sept. 02     March 03     2002/03     Sept. 03     Sept. 03/   Sept. 03/
(IN € MILLION)       (Unaudited)   (Unaudited) (Unaudited)  (Unaudited)   Sept. 02    March 03
                     -----------   ----------- -----------  -----------   ---------   ---------
Order backlog             n/a        26,351      26,351       24,844         n/a         (6%)
Orders received         8,264         6,292      14,556        5,541        (33%)       (12%)
Sales                   8,660         8,418      17,078        7,308        (16%)       (13%)
Operating income          433        (1,243)       (810)          34
Operating margin         5.0%        (14.8%)      (4.7%)        0.5%
-----------------------------------------------------------------------------------------------

(1)  See "Change in  business  composition  and  presentation  of our  accounts, non-GAAP measures - Use and reconciliation of non-GAAP financial measures".
(2)  Adjusted  for changes in  business  composition  and  exchange  rates.  See
     "Change in business composition and presentation of our accounts,  non-GAAP measures - Comparable basis".
(3)  Adjusted  to  reflect  the  effect  of the  disposals  of the  T&D  Sector, excluding  the  Power  Conversion  business,  and our  Industrial  Turbines activities.  For the derivation of pro-forma  sales,  operating  income and operating margin, see our Pro-forma  Consolidated Financial Statements year ended 31 March 2003 and half-year ended 30 September 2003 for more details.
     We derived order backlog and orders received in an analogous manner.

GENERAL COMMENTS ON ACTIVITY

Since  31  March  2003,  we have  continued  to  face  market  uncertainties,  a tightening contract  performance bond market and, more generally,  a weak global economy.  The power generation new equipment and cruise-ship markets remained at historically low levels. The transport market remained relatively  healthy,  but as a whole lower than the record level of the previous  year.  The power service market  remained  sound.  Against these globally  difficult  market  conditions,
uncertainty   regarding  the  Group's  financial  condition   contributed  to  a
significant decline in orders received during the first half of the fiscal year.

ORDERS RECEIVED AND BACKLOG

In addition to weak markets for equipment and projects,  the Group's  commercial activity  for the first half of fiscal year 2004 was  significantly  impacted by customer  uncertainty as to our financial  future, as well as by difficulties in issuing contract bonds.  These two factors had a number of significant  negative impacts on our commercial  activity during the period preceding the announcement of our new financing  package.  In light of the long-term  nature of many of our projects,  customers  delayed placing new orders or did not place orders with us and/or delayed making advance or progress payments pending  clarification of our financial perspectives.

This  contributed to the low level of orders  received  during the first half of fiscal year 2004.  Orders decreased on a comparable basis by 23% and 7% compared with the first and second halves of fiscal year 2003  respectively  (29% and 13%
respectively  on an  actual  basis).  Our  backlog  was  €27,174  million  at 30
September 2003, representing approximately 18 months of sales.

SALES

On an actual  basis,  sales  decreased  by 18% in the first half  of fiscal year
2004 as  compared  with  first  half of  fiscal  year  2003.  This is due to the decrease in orders received in fiscal year 2003,  mainly in Power  Turbo-Systems as a result of the strong  decline in orders that  started to  materialise  last year as well as to the disposal of our  Industrial  Turbines  businesses and the decline  of the US  dollar  against  the  Euro.  On a  comparable  basis,  sales decreased by 9% versus the first half of fiscal year 2003.

OPERATING INCOME

Following the discovery of accounting  improprieties  at ATI (as announced on 30
June 2003 just prior to the General  Shareholders  Meeting on 2 July  2003),  we
subsequently  conducted  reviews of other ATI contracts.  They led management to make revised  estimates of costs to complete  contracts in our Transport Sector, leading to  additional  charges of €102  million in relation to the US Transport business. Separately, two key subcontractors on a utility boiler contract in the
US declared bankruptcy,  causing a charge estimated at €60 million for the Power
Environment Sector. In addition, the decrease in sales, which was not completely offset  by a  corresponding  decrease  in  operating  expenses  due to the  time necessary  to realise the  benefits of our  restructuring  programmes,  led to a decrease in our operating income.

As a consequence, our operating income in the first half of the fiscal year 2004 was €132 million or 1.5% of sales.

NET INCOME/LOSS

Net loss after  goodwill  amortisation  was  €624  million as a result of the low level of operating income,  higher financial expenses and restructuring  charges and lower than anticipated deferred tax credits.

FREE CASH FLOW

Our free cash flow was €(674) million in the first half of fiscal year 2004 as a result of:

     •    cash  outflows  of €394  million on the  GT24/GT26  gas  turbines  (as compared with €1,055 million for the full fiscal year 2003);
     •    higher restructuring and financial expenses; and
     •    deterioration  of our working  capital,  related among other things to the strong decline in orders received in the first half of fiscal year
          2004  as a  result  of the  uncertainty  generated  by  our  financial situation  during the summer and to customers  and  suppliers  seeking payment terms that were less favourable to us.

RECENT DEVELOPMENTS

There have been no major developments since 30 September 2003.  However, we have seen an encouraging  rebound in orders in our Sectors where orders  received and secured  (meaning  the  contract is signed but not  formally  registered  in our backlog  because  it  has  not  yet  come  into  force)  by the  end of  October represented  approximately  €1,400  million  (out  of  which  €700  million  for
Transport).

OUTLOOK

The timing of recovery in the power generation equipment and cruise-ship markets is uncertain over the short to medium-term,  while we believe that the transport market  should  remain  sound.  We expect  overall  demand  in power  generation equipment to remain  generally  low over the coming  months but we are confident that  market  fundamentals  will lead,  in the medium to  long-term,  to growing demand for both new equipment and service. We believe as well that the financing package  announced  in  September  2003 will  positively  impact our  commercial prospects.  Sales should  continue to decrease in the second half of fiscal year
2004 when  compared  with  fiscal  year  2003 due to the  lower  level of orders received in fiscal year 2003 mainly in the former Power Sector.

The  current  situation  regarding  our markets and the extent and timing of the impact of our financing  package on our commercial  operations make it difficult to predict our likely future financial results.  For internal planning purposes, however,  we have set a number  of  financial  objectives,  including  achieving consolidated  sales of more than €15 billion  (excluding  our T&D and Industrial
Turbines  activities) and an operating margin of approximately 6% by fiscal year
2006.  Our  ability to achieve  these  objectives  depends on the results of our extensive restructuring and cost reduction plans, the recovery and downsizing of
Power Turbo-Systems,  the closing out of the GT24/GT26 issue, the implementation of the financing package,  the improvement of our Transport  operating margin to
7%, and the progressive  shift of our business mix towards more profitable after market and service activities.

We have also set internal  objectives with respect to our free cash flow and our economic debt.

We expect our free cash flow to be negative through the end of fiscal year 2005, and we are currently  anticipating  approximately  €(1,200) million of free cash flow on a  cumulative  basis for fiscal  years 2004 and 2005.  This figure takes into account  anticipated  cash  outflows  linked to the GT24/GT26 gas turbines, which will  continue  in the second  half of fiscal year 2004 and in fiscal year
2005,  as well as  significant  restructuring  costs.  We have an  objective  to achieve positive cash flow once the cash outflows on the GT24/GT26 cease.

We have set as an objective  to reduce our  economic  debt below €2.5 billion by
March  2005 (on the basis of our  current  definition  and  before any change in accounting  principles  and without taking into account the conversion of the 20 year-bond  reserved for the French State)  through the proceeds from  disposals, the €300 million  capital  increase  and the  issuance of mandatory  convertible bonds, each of which is part of our financing package described above.

The foregoing are "forward-looking statements," and as a result they are subject to  uncertainties.  The  success of our  strategy  and action  plan,  our sales, operating margin and financial  position could differ  materially from the goals and targets expressed above if any of the risks we describe in our Annual Report for  fiscal  year 2003 as updated  and in our  Annual  Report on Form 20F in the sections  entitled  "Forward  Looking  Statements" and "Risk Factors",  or other unknown risks, materialise.

CHANGE  IN  BUSINESS  COMPOSITION AND PRESENTATION  OF  OUR  ACCOUNTS,  NON-GAAP
MEASURES

CHANGES IN BUSINESS COMPOSITION

Our results  for the first half of fiscal  year 2004 as compared  with the first and second  halves of fiscal year 2003 have been  significantly  impacted by the disposal of our  Industrial  Turbines  businesses  and to a lesser extent by the disposal of our  activities in South Africa in September  2002.  Our  Industrial
Turbines  were  disposed  of under two  transactions:  our  small  gas  turbines business  was sold  with  effect  from 30 April  2003 and our  medium-sized  gas turbines and industrial  steam turbines  businesses were sold with effect from 1
August 2003.  Certain minor sites have yet to be transferred to Siemens  pending completion of legal procedures relating,  for example, to anti-competition  laws in select jurisdictions.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

From time to time in this  section,  we  disclose  figures  which  are  non-GAAP financial  indicators.  Under  the rules of the  United  States  Securities  and
Exchange Commission ("SEC") and the Commission des Operations de Bourse ("COB"),
a non-GAAP financial  indicator is a numerical  measurement of our historical or future  financial  performance,  financial  position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly  comparable  measurement  calculated  and presented  in  accordance  with  GAAP  in  our  consolidated  income  statement, consolidated balance sheet or consolidated  statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly  comparable  measurement  so calculated and  presented.  In this regard,  GAAP refers to generally  accepted  accounting principles in France.

FREE CASH FLOW

We  define  free  cash flow to mean net cash  provided  by (used  in)  operating activities  less  capital  expenditures,  net  of  proceeds  from  disposals  of property,  plant and equipment and Increase  (decrease) in variation in existing receivables  considered as a source of funding of our activity.  Total  proceeds from disposals of property,  plant and equipment in our Consolidated  Statements of Cash Flows include proceeds from our real estate disposal  programme designed under our strategy and action plan that we eliminate from the calculation of the free cash flow given that this programme is  non-recurring  and that we consider only the receipt of minor proceeds as part of our normal operations.

Free cash flow  does not  represent  net cash  provided  by (used in)  operating activities,  as  calculated  under French  GAAP.  The most  directly  comparable financial measure to Free cash flows calculated and presented in accordance with
French  GAAP is Net cash  provided  by (used  in)  Operating  activities,  and a reconciliation  of free cash flows and Net cash  provided by (used in) operating activities is presented below.

------------------------------------------------------------------------------------------
TOTAL GROUP                                First                     Full        First
ACTUAL                                     Half        2nd Half      Year        Half
FIGURES(3)                               Sept. 02      March 03     2002/03     Sept. 03
(IN € MILLION)                          (Unaudited)   (Unaudited) (Unaudited)  (Unaudited
                                        -----------   ----------- -----------  -----------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                         83          (620)       (537)        (731)
Elimination of variation in existing
receivables                                 152           509         661          144
Capital expenditures                       (200)         (210)       (410)        (105)

Proceeds from disposals of property,
plant and equipment                          40           212         252          166
Elimination of proceeds from our
programme of disposal of real estate
assets                                                   (231)       (231)        (148)
                                        -----------   ----------- -----------  -----------
FREE CASH FLOW                               75          (340)       (265)        (674)
------------------------------------------------------------------------------------------

We use the free cash flow measure both for internal analysis purposes as well as for external  communications,  as we believe it provides more  accurate  insight into the actual amount of cash generated or used by our  operations.  Management believes the  presentation of free cash flow is beneficial to investors for this reason.

ECONOMIC DEBT

We define  economic debt to mean net debt (or  financial  debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables  ("securitisation of existing receivables").  Economic debt does not represent our financial debt as calculated  under French GAAP, and should not be considered as an indicator of our currently outstanding  indebtedness,  as trade receivables securitised are sold irrevocably and generally without recourse. The financial  measure most  directly  comparable to economic  debt  calculated  and presented in accordance with French GAAP is financial debt, and a reconciliation of economic debt and financial  debt as measured in accordance  with French GAAP is presented below.

-------------------------------------------------------------------------------
TOTAL GROUP                            At 30 Sept.                 At 30 Sept.
ACTUAL FIGURES                            2002      At 31 March       2003
(IN € MILLION)                        (Unaudited)      2003       (Unaudited)
---------------------------------     ------------  -----------   -------------
Financial Debt                            4,312         6,331         6,076
Undated subordinated notes(1)               250
Short term investments                     (265)         (142)          (98)
Cash and cash equivalents                (2,126)       (1,628)       (1,671)
Cash proceeds from sale of trade
receivables                                 884           357           212
ECONOMIC DEBT                             3,055         4,918         4,519
-------------------------------------------------------------------------------

(1) Our undated  subordinated  notes have been reclassified in Financial debt as at 31 March 2003.

We use the economic debt measure both for internal  analysis purposes as well as for external  communications,  as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

CAPITAL EMPLOYED/RETURN ON CAPITAL EMPLOYED (ROCE)

We define  capital  employed to mean fixed  assets,  net,  plus  current  assets
(excluding  net  amount  of  securitisation  of  existing   receivables),   less
provisions for risks and charges and current  liabilities.  The main part of our other fixed assets is allocated to Corporate's capital employed because they are managed by  Corporate;  they mainly  include  loans in respect of Marine  Vendor
Financing and prepaid  assets - pensions.  Further,  we use capital  employed to calculate return on capital employed (ROCE),  which we define as EBIT divided by capital  employed.  Capital  employed  does not  represent  current  assets,  as calculated under French GAAP. The most directly comparable  financial measure to capital employed and presented in accordance with French GAAP is current assets, and a reconciliation  of capital employed and current assets is presented below.
Capital  employed by Sector and for the Group as a whole are also  presented  in
Note 16 to the 30 September 2003 Interim Consolidated Financial Statements.

-------------------------------------------------------------------------------
TOTAL GROUP                            At 30 Sept.                 At 30 Sept.
ACTUAL FIGURES                            2002      At 31 March       2003
(IN € MILLION)                        (Unaudited)      2003       (Unaudited)
---------------------------------     ------------  -----------   -------------
Current assets                          13,010         11,728        11,031
Cash proceeds from sale of trade
receivables                                884            357           212
Current liabilities                    (13,956)       (12,917)      (12,173)
Provisions for risk and charges         (3,197)        (3,698)       (3,500)
Fixed assets                             9,955          9,478         8,333
CAPITAL EMPLOYED                         6,696          4,948         3,903
-------------------------------------------------------------------------------

We use the  capital  employed  and  ROCE  measures  both for  internal  analysis purposes as well as for  external  communications,  as we believe  they  provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the  profitability  of a Sector or the Group as a whole in regard to the  resources  employed.  Management  believes the  presentation  of capital employed and ROCE is useful to investors for this reason.

COMPARABLE BASIS

The figures presented in this section include performance  indicators  presented on an actual  basis and on a  comparable  basis.  Figures  have been  given on a comparable  basis in order to  eliminate  the  impact  of  changes  in  business composition and changes resulting from the translation of our accounts into Euro following  the  variation of foreign  currencies  against the Euro.  All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a  comparable  basis  both  for our  internal  analysis  and  for  our  external communications, as we believe they provide means by which to analyse and explain variations  from one period to another.  However,  these  figures  provided on a comparable  basis are unaudited and are not  measurements  of performance  under either French or US GAAP.

To prepare  figures on a  comparable  basis,  we have  performed  the  following adjustments  to the  corresponding  figures  presented  on an  actual  basis:

     •   restatement  of the actual  figures for the first and second halves of fiscal  year 2003 using 30  September  2003  exchange  rates for order backlog,  orders  received,  sales and  operating  income and elements constituting our operating income; and

     •    adjustments due to changes in business composition have then been made to the same line  items for first  and  second  halves of fiscal  year
          2003.  More  particularly  contributions  of material  activities sold since 1 April 2003 have been excluded from the figures reported in the first and second  halves of fiscal year 2003,  mainly the South Africa
          business  disposed  of  in  September  2002  and  Industrial   Turbine
          businesses disposed of in the first half of fiscal year 2004.

The following  table sets out the estimated  impact of changes in exchange rates and in business  composition  ("Scope  impact") for all indicators  disclosed in this  document  both on an actual basis and on a comparable  basis for the first and second halves of fiscal year 2003.  No  adjustment  has been made on figures disclosed for the first half of fiscal year 2004.

---------------------------------------------------------------------------------------------------------
                                        1st Half                                 2nd Half
                                     September 2002                              March 2003
                         ---------------------------------------  ---------------------------------------
UNAUDITED FIGURES         ACTUAL   EXCHANGE   SCOPE   COMPARABLE   ACTUAL   EXCHANGE   SCOPE   COMPARABLE
(IN € MILLION)            FIGURES    RATE     IMPACT    FIGURES    FIGURES    RATE     IMPACT    FIGURES
                         --------  --------   ------  ----------  --------  --------   ------  ----------
Power Turbo-systems          n/a      n/a      n/a         n/a      3,445      (53)        0      3,392
Power Environment            n/a      n/a      n/a         n/a      3,863      (42)        0      3,821
Power Service                n/a      n/a      n/a         n/a      2,793     (142)        0      2,651
Industrial Turbines          n/a      n/a      n/a         n/a      1,285      (29)   (1,256)         0
POWER                     13,599      N/A      N/A         N/A     11,386     (266)   (1,256)     9,864
T&D                        2,960     (112)       0       2,848      2,694      (71)        0      2,623
Transport                 14,784     (739)       0      14,045     14,675     (240)        0     14,435
Marine                     2,229        0        0       2,229      1,523        0         0      1,523
Corporate and other           39       (1)       0          38         52       (1)        0         51
                         --------  --------   ------  ----------  --------  --------   ------  ----------
ORDER BACKLOG             33,611      N/A      N/A         N/A     30,330     (578)   (1,256)    28,496
Power Turbo-systems        1,368      (65)       0       1,303        453       (9)        0        444
Power Environment          1,469     (116)       0       1,353      1,114      (14)        0      1,100
Power Service              1,686     (131)       0       1,555      1,248      (57)        0      1,191
Industrial Turbines          508      (18)    (170)        320        757      (16)     (421)       320
POWER                      5,031     (330)    (170)      4,531      3,572      (96)     (421)     3,055
T&D                        2,067      (78)     (85)      1,904      1,664      (44)        0      1,620
Transport                  3,300     (165)       0       3,135      3,112      (51)        0      3,061
Marine                        26        0        0          26        137        0         0        137
Corporate and other          113       (3)     (29)         81        10l       (1)        0        100
                         --------  --------   ------  ----------  --------  --------   ------  ----------
ORDERS RECEIVED           10,537     (576)    (284)      9,677      8,586     (192)     (421)     7,973
Power Turbo-systems        2,413     (144)       0       2,269      1,444      (29)        0      1,415
Power Environment          1,457     (142)       0       1,315      1,641      (48)        0      1,593
Power Service              1,350     (133)       0       1,217      1,328      (63)        0      1,265
Industrial Turbines          592      (16)    (366)        210        676      (16)     (450)       210
POWER                      5,812     (435)    (366)      5,011      5,089     (156)     (450)     4,483
T&D                        1,778      (78)     (65)      1,635      1,827      (38)        0      1,789
Transport                  2,339     (101)       0       2,238      2,733      (51)        0      2,682
Marine                       725        0        0         725        843        0         0        843
Corporate and other          115       (1)     (26)         88         90       (1)        0         89
                         --------  --------   ------  ----------  --------  --------   ------  ----------
SALES                     10,769     (615)    (457)      9,697     10,582     (246)     (450)     9,886
Power Turbo-systems          n/a      n/a      n/a         n/a        n/a      n/a       n/a        n/a
Power Environment            n/a      n/a      n/a         n/a        n/a      n/a       n/a        n/a
Power Service                n/a      n/a      n/a         n/a        n/a      n/a       n/a        n/a
Industrial Turbines          n/a      n/a      n/a         n/a        n/a      n/a       n/a        n/a
POWER                        270      (31)       2         241       (960)      88       (54)      (926)
T&D                          110       (3)      (9)         98        117       (1)        0        116
Transport                     90       (5)       0          85       (114)      19         0        (95)
Marine                        16        0        0          16          8        0         0          8
Corporate and other           56       (1)       0          55       (100)      (1)        0       (101)
                         --------  --------   ------  ----------  --------  --------   ------  ----------
OPERATING INCOME             542      (40)      (7)        495     (1,049)     105       (54)      (998)
---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------
                         FULL YEAR    FULL YEAR     1ST HALF
                          2002/03      2002/03     SEPT. 2003
                         ------------------------------------
UNAUDITED FIGURES         ACTUAL      COMPARABLE     ACTUAL
(IN € MILLION)            FIGURES       FIGURES      FIGURES
                         ---------    ----------    ---------
Power Turbo-systems         3,445        3,392        3,027
Power Environment           3,863        3,821        3,452
Power Service               2,793        2,651        2,860
Industrial Turbines         1,285            0            0
POWER                      11,386        9,864        9,339
T&D                         2,694        2,623        2,894
Transport                  14,675       14,435       13,795
Marine                      1,523        1,523        1,041
Corporate and other            52           51          105
                         ---------    ----------    ---------
ORDER BACKLOG              30,330       28,496       27,174
Power Turbo-systems         1,821        1,747          839
Power Environment           2,583        2,453        1,042
Power Service               2,934        2,746        1,368
Industrial Turbines         1,265          640          320
POWER                       8,603        7,586        3,569
T&D                         3,731        3,524        1,801
Transport                   6,412        6,196        1,672
Marine                        163          163          340
Corporate and other           214          181           57
                         ---------    ----------    ---------
ORDERS RECEIVED            19,123       17,650        7,439
Power Turbo-systems         3,857        3,684        1,211
Power Environment           3,098        2,908        1,331
Power Service               2,678        2,482        1,361
Industrial Turbines         1,268          420          210
POWER                      10,901        9,494        4,113
T&D                         3,605        3,424        1,562
Transport                   5,072        4,920        2,297
Marine                      1,568        1,568          822
Corporate and other           205          177           60
                         ---------    ----------    ---------
SALES                     21,351        19,583        8,854
Power Turbo-systems       (1,399)       (1,306)        (127)
Power Environment            224           213           24
Power Service                403           380          196
Industrial Turbines           82            28           14
POWER                       (690)         (685)         107
T&D                          227           214           84
Transport                    (24)          (10)         (37)
Marine                        24            24            4
Corporate and other          (44)          (46)         (26)
                         ---------    ----------    ---------
OPERATING INCOME            (507)         (503)         132
-------------------------------------------------------------

A significant  part of our sales and  expenditures  are realised and incurred in currencies  other  than  the  Euro.  The  principal  currencies  to which we had significant  exposures  in fiscal year 2004 were the US Dollar,  British  Pound,
Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been  impacted by the  translation  of our accounts  into Euros  resulting  from changes in value of the Euro against other  currencies in fiscal year 2004.  The impact was  a decrease of  approximately  6% compared  with first half of fiscal year 2003.

PROFORMA FIGURES

The figures presented in this section include financial measures and performance indicators presented on a proforma basis. Proforma figures have been adjusted to reflect the effect of the disposals of the T&D  Sector,  excluding the Power
Conversion business, and our Industrial Turbines activities.  For the derivation of pro-forma  sales,  operating income and operating  margin,  see our Pro-forma
Consolidated  Financial  Statements year ended 31 March 2003 and half-year ended
30 September 2003 for more details. We derived order backlog and orders received in an analogous manner.

KEY GEOGRAPHICAL FIGURES FOR FIRST AND SECOND HALF OF FISCAL YEAR 2003 AND FIRST
HALF OF FISCAL YEAR 2004

GEOGRAPHICAL ANALYSIS OF ORDERS

The table below sets out, on an actual basis, the geographic breakdown of orders received by region of destination.

------------------------------------------------------------------------------------------------------------------
                                                   Actual Figures                                  Proforma
                              --------------------------------------------------------------  --------------------
                                                                         Figures
                               First Half            2nd Half             First Half           First Half
TOTAL GROUP                    Sept. 02       %      March 03      %      Sept. 03      %      Sept. 03%
(IN € MILLION)                (Unaudited)  contrib. (Unaudited) contrib. (Unaudited) contrib. (Unaudited) contrib.

Europe                            5,180       49%      3,709       43%      3,819       51%      2,818       51%
North America                     2,138       20%      2,466       29%      1,034       14%        869       16%
South and Central America           603        6%        395        5%        314        4%        244        4%
Asia / Pacific                    1,638       16%      1,079       13%      1,193       16%        849       15%
Middle East / Africa                978        9%        937       11%      1,079       15%        761       14%
ORDERS RECEIVED BY DESTINATION   10,537      100%      8,586      100%      7,439      100%      5,541      100%
------------------------------------------------------------------------------------------------------------------

For the first  half of fiscal  year  2004,  the  geographic  breakdown  showed a decrease of the North America's  contribution as compared with the first half of fiscal year 2003.  For other regions the breakdown was broadly  equivalent.  The decrease in North  America was mainly due to the decrease in orders  received by
Transport,   which  were  at  exceptionally   high  levels  last  year,  due  to
over-capacity  in the power  generation  market and to the fall of the US dollar against the Euro.

Europe remained the largest market in terms of orders received  representing 51%
of the total. This region remained  important for Transport as well as for Power
Environment.

Activity in South and Central America remained low and markets were depressed in
Brazil for Power Environment and Power Service.

The Asia / Pacific region  remained  stable,  at 16% of the total.  The level of orders  received during the first half of fiscal year 2004 was lower as compared with last year although we believe the prospects for the future are positive.

The share of Middle  East/Africa  in orders  received  increased  from 9% in the first half of fiscal  year 2003 and 11% in the second  half of fiscal year 2003, up to 15% in first half of fiscal year 2004,  as a result of orders  received by our Power Turbo-Systems Sector in Algeria and Bahrain.

GEOGRAPHICAL ANALYSIS OF SALES BY REGION OF DESTINATION

The table below sets out, on an actual  basis,  the  geographical  breakdown  of sales by region of destination.

------------------------------------------------------------------------------------------------------------------
                                                   Actual Figures                                  Proforma
                              --------------------------------------------------------------  --------------------
                                                                         Figures
                               First Half            2nd Half             First Half           First Half
TOTAL GROUP                    Sept. 02       %      March 03      %      Sept. 03      %      Sept. 03%
(IN € MILLION)                (Unaudited)  contrib. (Unaudited) contrib. (Unaudited) contrib. (Unaudited) contrib.

Europe                            4,303       40%      4,917       46%      4,161       47%      3,437       47%
North America                     2,673       25%      2,046       19%      1,662       19%      1,435       20%
South and Central America           775        7%        759        7%        488        6%        410        6%
Asia / Pacific                    1,833       17%      1,894       18%      1,875       21%      1,572       22%
Middle East / Africa              1,185       11%        967        9%        668        8%        454        6%
SALES BY DESTINATION             10,769      100%     10,583      100%      8,854      100%      7,308      100%
------------------------------------------------------------------------------------------------------------------

Although the level of sales in Europe decreased in actual terms,  Europe's share of total sales  increased  from 40% in the first half of last fiscal year to 46%
in the first  half of fiscal  year 2004.  This is the result of the  significant decrease  in sales in other  areas such as North  America  and South and Central
America.

North  America  decreased  mainly  as a result  of the low level of sales in the field of power generation, reflecting the evolution of this market.

Asia/Pacific  remained  stable in absolute terms at about €1.9 billion,  and its share of total sales increased as major Power plant  deliveries were achieved in
South East Asia.

POWER SECTORS

The  following  table sets out some key  financial  and  operating  data for the former Power Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
POWER                    Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog           13,599         11,386     11,386     9,339         (31%)       (18%)
Orders received          5,031          3,572      8,603     3,569         (29%)        (0%)
Sales                    5,812          5,089     10,901     4,113         (29%)       (19%)
Operating income           270           (960)      (690)      107
Operating margin          4.6%         (18.9%)     (6.3%)     2.6%
EBIT                       133         (1,196)    (1,063)     (118)
Capital Employed         3,529          2,383      2,383     1,679
ROCE                      7.5%            n/a        n/a       N/A
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
POWER                    Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog              n/a          9,864       9,864        9,339         n/a          (5%)
Orders received          4,531          3,055       7,586        3,569        (21%)         17%
Sales                    5,011          4,483       9,494        4,113        (18%)         (8%)
Operating income           241           (926)       (685)         107
Operating margin          4.8%         (20.7%)      (7.2%)        2.6%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
POWER                    Half        2nd Half     Full       Half       Variation    Variation
PROFORMA FIGURES(1)     Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog              n/a         10,101    10,101      9,339          n/a         (8%)
Orders received          4,523          2,815     7,338      3,249         (28%)        15%
Sales                    5,220          4,413     9,633      3,903         (25%)       (12%)
Operating income           n/a            n/a      (772)        93
Operating margin           n/a            n/a     (8.0%)      2.4%
--------------------------------------------------------------------------------------------------

(1)  Proforma figures excluding Industrial Turbines businesses.

The Power Sector was  reorganised  into three new Sectors  following  the end of fiscal year 2003.  The figures shown above and discussed  below reflect this new organisation.  However, due  to  the  reorganisations,  and  to  intra-segments/
inter-segments  transactions,  the figures  reported  for fiscal year 2003 cover only full year operating income with no split of operating income by semester.

POWER TURBO-SYSTEMS

The following table sets out some key financial and operating data for the Power
Turbo-systems Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
POWER TURBO-SYSTEMS      Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog              n/a          3,445     3,445      3,027          n/a        (12%)
Orders received          1,368            453     1,821        839         (39%)        85%
Sales                    2,413          1,444     3,857      1,211         (50%)       (16%)
Operating income           n/a            n/a    (1,399)      (127)
Operating margin           n/a            n/a    (36.3%)    (10.5%)
EBIT                       n/a            n/a    (1,527)      (219)
Capital Employed           n/a            n/a       n/a    (1,466)
ROCE                       n/a            n/a       n/a       N/A
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
POWER TURBO-SYSTEMS      Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog              n/a          3,392       3,392        3,027         n/a         (11%)
Orders received          1,303            444       1,747          839        (36%)         89%
Sales                    2,269          1,415       3,684        1,211        (47%)        (14%)
Operating income           n/a            n/a      (1,306)        (127)
Operating margin           n/a            n/a      (35.5%)      (10.5%)
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

The first half of fiscal year 2004 saw a continued  downward  trend in the power generation  market due to a decline in US activity and a slowdown in other parts of the world,  except for China.  The uncertain  global economic  climate led to
delayed  decisions  about  new  capital  investments.   Overall,  North  America
experienced  over-capacity and the new market forces shifted the focus away from favouring merchant power plants to regulated businesses  (utilities).  In Europe certain  markets  still show  demand  such as in Spain,  Italy and the  northern countries;  however  sluggish  economies may impact the progress of deregulation and unbundling in the power  generation and  transmission  market.  The regional demand in the Middle East remained sustained.  Asia was much better oriented and economic  growth  is coming  back  after the  crisis of the late  1990's.  China continued  to develop a very large  equipment  ordering  programme  to meet with strong electricity demand but most of this is met by local suppliers.

The increased  price  volatility  for fuel and  electricity  emanating  from the liberalisation  of markets  re-emphasised the need for flexibility and diversity of power generation technologies.

On an actual  basis,  orders  received  by  Turbo-Systems  for the first half of fiscal year 2004 were 85% higher  than the second half of fiscal year 2003,  but
39% lower than for the first half of fiscal  year 2003,  reflecting  the overall market environment described above.

During  the first  half of fiscal  year  2004,  Power  Turbo-Systems  booked the following major orders:

    •     F Kirina, an open cycle plant in Algeria (2x GT13 E2 gas turbines);

     •     Alba P4, a combined  cycle plant (2x GT 13 E2) for Aluminium  Bahrain;
           and

     •     Several Steam turbine retrofit orders, both in Europe and in the US.

By geography,  compared to the second half of fiscal year 2003,  orders received significantly  decreased by 20% in Europe,  while North America  dropped by 58%.
Steam turbine retrofits remained active,  essentially for nuclear plants.  South
America  was  extremely   depressed  with  a  limited   expected  level  of  new
infrastructure  investments  in the near  future.  Asia is  still  an  important market, but no significant project  materialised during the first half of fiscal year 2004. The most active region was Middle East, with a total amount of orders received for the 6 month period already higher than the full fiscal year 2003.

SALES

Sales by Power  Turbo-Systems in the first half of fiscal year 2004 decreased by
50% compared with the first half of fiscal year 2003, on an actual basis, and by
47% on a comparable basis. This is mainly due to very high level achieved during the first half of last  year,  as a  continuation  of the  exceptional  level of orders  received in the prior years.  The lower level of orders  received in the fiscal  years  2002 and  2003,  have had a  significant  negative  impact on the current year's sales.

On a actual  basis,  sales for Power  Turbo-Systems  in the first half of fiscal year 2004  decreased by 16%  compared  with the second half of fiscal year 2003.
The effect of the decline in orders started to materialise in the second half of last year, in particular for the sale of turbines to power plants.

By  geography,  compared to the second half of fiscal year 2003,  North  America decreased by 35%, Europe decreased by 22%, while Asia/Pacific  increased by 51%.
This is due to the high volumes traded on Power plant contracts, particularly in
Malaysia, Vietnam and Singapore.

OPERATING INCOME AND OPERATING MARGIN

Power  Turbo-Systems'  operating  income was €(127) million in the first half of fiscal year 2004 compared with €(1,399)  million in the full fiscal year 2003 on an actual  basis.  The main reasons for negative  operating  income in the first half of fiscal  year 2004 were the low level of sales  recognised  in the period and a  charge  of  €22  million,  as  certain  anticipated  achievements  in our mitigation plan for the GT24/GT26 did not materialise.

Operating  income in fiscal  year 2003 was  strongly  impacted  by the  negative effects of the  GT24/GT26  gas  turbines  problems  and the related  exceptional provisions  and  accrued  contract  costs,  and by a sharp  decrease in sales as compared with fiscal year 2002.

UPDATE ON GT24/GT26 GAS TURBINE ISSUES

GT24 and GT26 gas turbines, with outputs of 180 MW and 260 MW, respectively, are the  largest  of  our  extensive  range  of gas  turbines.  The  technology  was originally developed by ABB in the mid-1990s,  with most sales made prior to the acquisition by ALSTOM.  These turbines are based on an advanced  design concept.
At the  start of the  commercial  operation  of the  second  generation,  or "B"
version  turbines,  in  1999  and  2000,  a  number  of  technical  issues  were identified,  showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority  initiatives to design and implement modifications  across the  fleet.  The first  step of these  initiatives  was to de-rate the units so that they could  operate in  commercial  service with lower efficiency and output,  while we developed the technical solutions to allow full rating operation.  We also embarked on a comprehensive  programme to discuss and resolve any  contractual  issues with  customers.  Commercial  settlements  with customers  were  negotiated  to deal  with the  consequences  of the  de-rating.
Typically,  what was proposed was a  Performance  Recovery  Period of around 2-3 years,  prior to implementing  the life-time and performance  upgrades,  that we call a  "recovery  package".  This  deferred  the  timing  of the  date at which provisional acceptance was achieved and related contractual remedies,  including liquidated damages,  applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our cost and agreed on contractual  amendments,  including  revised financial conditions, with each customer.

We have implemented several technical improvements to the turbines, which permit flexible and reliable  operation of the fleet. The cumulative plant  reliability since  start  of  commercial  operation  is now  97% for  the  GT24/GT26  fleet.
Operational  reliability  and  flexibility  are  important  ingredients  for our customers, particularly for those in merchant markets.

Our  confidence  in the  technology is being  reinforced  by the major  progress achieved,  as  modifications  aimed at  delivering  enhancements  to output  and efficiency have been designed,  validated,  tested and are being  implemented as follows:

     •    Compressor  mass flow and  efficiency  increase  for GT26 - Successful demonstration  of  increased  electrical  output  improvement  at  our full-scale  test facility in Birr,  Switzerland.  Compressor mass flow and efficiency  increase for GT24 successfully tested at a power plant in Mexico.  Improved,  validated and tested  compressor  upgrades have been installed on existing  sites in USA,  Spain and Ireland,  and are being included in new applications.  The fleet lead unit, with the new compressor, has now been in operation for more than 4,000 hours.

     •     High fogging Inlet System - Successful demonstration of an increase of more than 6% in electrical  output in both the test facility and field validation  units.  The system can be applied to both existing and new gas turbine installations.

     •     Dual  Fuel  Capability  -  Successful  demonstration  in both the test facility and field  validation  units. The system is now available for commercial application on both existing and new gas installations.

     •     Life-time  package  - 5  engines  have  been  fitted  with  the  blade improvement package, and after 2,300 hours of operation the inspection shows a fully satisfactory behaviour.

The 72 machines in service had accumulated over 730,000  operating hours at high reliability levels as of 30 September 2003.

The  commercial  situation  with respect to the  GT24/GT26  gas turbines is also becoming clearer. Of the 80 units, 72 units are in commercial  operation,  2 are in  commissioning,  2 are  in  construction  and  for 4 the  contract  has  been suspended.  Commercial  settlement is progressing  well with several  additional agreements  concluded  (68  settlements  agreed or not needed as at 13  November
2003), and all of the 7 litigation  cases have now been settled  satisfactorily.
Under agreements covering 31 of the units, we are committed to or otherwise have the  opportunity to make upgrade  improvements  within agreed time periods.  The remaining  units,  which  are in  commercial  operation,  are  either  in normal warranty or have had those  warranty  periods  expire.  The order  backlog still includes  €498  million,  in respect of a GT26  contract  for 4 units  currently suspended  on which the owner has an option for  termination.  If this  contract does not proceed, the orders in hand will need to be adjusted accordingly.

In the fourth quarter of fiscal year 2003  unexpected  setbacks and delays,  now
resolved,   were  experienced  in  validating  and  testing  several   important
components of the recovery  package,  notably the  compressor  upgrade and "full lifetime" blades. These delays resulted in our being unable to implement certain scheduled  performance recovery measures during the recovery periods agreed with certain of our customers.

In the current state of the energy wholesale markets,  customers do not have the incentive to accept these machines.  These delays  therefore mean  significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking  penalties and liquidated  damages.  We also  incur  additional  costs  because  we have  been  forced  to shut down the machines more  frequently to replace short life  components at our expense.  Our previously  expected  targets  were  therefore  not  achievable  in the  current context.

In fiscal  year  2000,  ABB  ALSTOM  Power,  of which we owned 50% at that time, recorded a total of €519 million of  provisions  and accrued  contract  costs in respect of the GT24/GT26 gas turbines.  In fiscal year 2001, we recorded a total of €1,068  million of  provisions  and  accrued  contract  costs  related to the turbines and retained provisions and accrued contract costs of €1,530 million at
31 March 2001. In fiscal year 2002, we recorded an additional  €1,075 million of provisions  and accrued  contract  costs  related to the  turbines  and retained provisions  and  accrued  contract  costs of €1,489  million  at 31 March  2002, including  a €49  million  provision  in  respect  of an option  exercised  on a contract  after the bulk of the  GT24/GT26  portfolio  was sold.  We recorded an additional  €1,637 million of provisions  and accrued  contract costs related to these  turbines in fiscal year 2003,  including  €83 million  recorded in fiscal year 2003 in the Customer Service Segment in respect of contracts transferred to this  Segment  as part of our after  market  operations  and on which we have no uncovered  exposure.  We therefore  retained  €1,655  million of provisions  and accrued  contract  costs at 31 March  2003 in respect  of these  turbines  after taking into account mitigation plans of €454 million.

As of 30 September 2003, the mitigation  target has been reduced by €118 million to €336 million.  This reduction  included €22 million  related to exchange rate movements,  €68 million of  achieved  mitigation  actions  and  certain  planned mitigation  actions which did not materialise  resulting in a corresponding  €28 million  charge in our  operating  income for the first half of fiscal year 2004
(€22 million for Power Turbo-Systems and €6 million for Power Service). As of 30
September  2003, we retained  €1,193 million of provisions and accrued  contract costs. This amount does not include €336 million of exposure,  which we consider the risks mitigated by appropriate action plans.

POWER ENVIRONMENT

The following table sets out some key financial and operating data for the Power
Environment Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
POWER ENVIRONMENT        Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog              n/a         3,863      3,863      3,452         n/a         (11%)
Orders received          1,469         1,114      2,583      1,042        (29%)         (6%)
Sales                    1,457         1,641      3,098      1,331         (9%)        (19%)
Operating income           n/a           n/a        224        24
Operating margin           n/a           n/a       7.2%      1.8%
EBIT                       n/a           n/a        107       (29)
Capital Employed           n/a           n/a        n/a       850
ROCE                       n/a           n/a        n/a       N/A
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
POWER ENVIRONMENT        Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog              n/a          3,821       3,821        3,452         n/a         (10%)
Orders received          1,353          1,100       2,453        1,042        (23%)         (5%)
Sales                    1,315          1,593       2,908        1,331          1%         (16%)
Operating income           n/a            n/a         213           24
Operating margin           n/a            n/a        7.3%         1.8%
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Fiscal year 2003 saw an abrupt market  downturn in the US - particularly  in the combined  cycle  market  following a boom during the prior two years.  The first half of this year has shown a continuation of that trend. Latin America suffered from economic difficulties last year leading to a drop in the number of projects being  built.  The  Brazilian  market  in  particular  was very  weak,  severely impacting the Hydro  business.  In Europe,  the market  remained  active in some areas,  in particular  Germany for Waste to Energy  contracts and Italy for Heat
Recovery Steam  Generators.  In Asia, China continued to develop its capacity of electricity  generation,  with some awards in Hydro;  however a large numbers of projects were awarded to local suppliers.

The increased  price  volatility  for fuel and  electricity  emanating  from the liberalisation  of markets  re-emphasised the need for flexibility and diversity of power generation technologies.  Environmental policies are increasingly being
integrated  into  market  requirements   favouring  our  environmental   control
equipment.

Orders received by Power  Environment in the first half of fiscal year 2004 were lower than in the first half of 2003, due to the slow down in the markets across all businesses that commenced  during the second half of last year. In the first half of fiscal year 2003, large contracts were booked in Utility Boilers (Santee
Cooper) & Hydro (Victoria Falls).

On an actual basis,  orders received by Power  Environment for the first half of fiscal year 2004 decreased by 6% as compared with the second half of fiscal year
2003, and 29% as compared with the first half of fiscal year 2003.

During  the  first  half of fiscal  year  2004,  Power  Environment  booked  the following  major  orders:

     •   In Germany,  a combined heat and power plant in  Sandreuth,  two waste incineration boilers in Muenster, new firing systems for lignite-fired boilers in Schkopau; and
     •    In China, a circulating  fluidised bed (CFB) boiler in Baima,  Sichuan
          Province.

By geography,  orders were strongest in Europe this year.  The strongest  market has been  Germany,  primarily  the Waste to Energy  market,  but we also  booked orders in Italy and France.  Some smaller orders were booked in China and India, and our prospects in Asia remain positive  overall.  Activity in North and South
America continued to be low.

SALES

Sales of Power  Environment  in the  first  half of  fiscal  year  2004  fell 9%
compared  with the first  half of fiscal  year  2003,  on an actual  basis,  and increased  slightly on a  comparable  basis.  Hydro  Business  sales were higher compared  to first half of last year due to a large  order  booked in the second half of last year. Utility Boiler sales are significantly  lower than first half last year due to low bookings in the second half of last year.

OPERATING INCOME AND OPERATING MARGIN

The operating income of Power  Environment was €24 million for the first half of fiscal year 2004, compared with €224 million for the full fiscal year 2003. This low level  included  a charge of €60  million  related  to the  revised  cost of completion of a utility  boiler  contract in the US due to the bankruptcy of two key subcontractors.

POWER SERVICE

The following  table sets forth some key  financial  and operating  data for the
Power Service Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
POWER SERVICE            Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog              n/a         2,793      2,793      2,860         n/a           2%
Orders received          1,686         1,248      2,934      1,368        (19%)         10%
Sales                    1,350         1,328      2,678      1,361          1%           2%
Operating income           n/a           n/a        403        196
Operating margin           n/a           n/a      15.0%      14.4%
EBIT                       n/a           n/a       304        123
Capital Employed           n/a           n/a       n/a      2,295
ROCE                       n/a           n/a       n/a      10.7%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
POWER SERVICE            Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog              n/a          2,651       2,651        2,860         n/a           8%
Orders received          1,555          1,191       2,746        1,368        (12%)         15%
Sales                    1,217          1,265       2,482        1,361         12%           8%
Operating income           n/a            n/a         380          196
Operating margin           n/a            n/a       15.3%        14.4%
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Fiscal  year 2003 saw a  continuation  of trends  already  emerging  in the last financial  year in the service  market for gas fired and combined  cycle plants.
Clients generally were more cost driven and continued to lower their maintenance budgets.  Many markets showed impacts of generation  over-capacity and high fuel prices leading to less operating hours and deferred spending,  thus lowering the potential service business. Despite these difficult circumstances,  the business maintained a good workload with regular  service work and the development of the sale of service  packages  and system  solutions in addition to parts and repair projects.

The  increased  price   volatility  for  fuel  and  electricity   following  the
liberalisation  of  markets  has  re-emphasised  the  need for  flexibility  and diversity  of power  generation  technologies  and  environmental  policies  are increasingly  being  integrated  into market  requirements.  These  developments favour our upgrade solutions for existing equipment.

Complete power plant management solutions are mainly sold for new plants and are therefore  directly affected by the market success of new gas fired and combined cycle plants sold by the Power Turbo-Systems Sector.

On a regional  basis  orders were strong in the US  supported  by the booking of several time and material  contracts and our large  installed base of coal fired plants, which have been running at high capacity.

Capacity increase projects in Italy,  mainly  conversions from Steam to combined cycle power plants, are ongoing.  In Spain, new Combined Cycle Gas Turbines will continue  to come  online  in 2003,  offering  some  opportunities  for the near future.  The German market  remained stable while the Eastern  European  markets were and continue to be slow. In Asia several long term service  agreements were signed.

On a comparable  basis,  orders  received for the first half of fiscal year 2004 were 15% higher than the second half of fiscal year 2003, but 12% lower than for the first half of fiscal year 2003.  The  decrease in orders  received  compared with the strong  first  half of fiscal  year 2003 was mainly due to the delay in several larger Operation & Maintenance orders.

During the first half of fiscal year 2004,  Power  Service  booked the following major orders:

     •     In the US, an order for a Hot Gas Protection Plant for a GT24 Combined
          Cycle  Plant for La  Paloma  and an order  for a GT11N  inspection  in
          Camabalanche;
     •    In Fortaleza,  Brazil, an O&M order for a GT11N2 Power plant for CGTF;
          and
     •     In Olkiluoto,  Finland,  a  modernisation  and design contract for new reheaters/moisture  separators  and High Pressure  Turbine for a power plant.

By geography,  on an actual basis,  orders  received  decreased by 9% in Europe, essentially  due to a decrease in France and UK to some extent  compensated by a slight increase in Germany.  North America  increased by 20%, due to a strong US general  construction  business and high service  volumes on our large installed fleet of coal plants.  South America was low during this year while prospects in
Asia remain good although volumes have been somewhat below last years' level.

SALES

Salesbooked  by Power  Service in the first half of fiscal year 2004 were stable as compared  with the first half of fiscal year 2003,  on an actual  basis,  and increased  12% on a comparable  basis.  This is mainly due to a healthy level of sales in the US supported by a strong  opening  backlog of Time & Material  work for  environmental  contracts  and  increased  sales  on O&M  contracts  as more contracts were starting their operation phase this year.

On a comparable basis, sales for the first half of fiscal year 2004 increased by
8% for the Power  Service  Sector  compared  with the second half of fiscal year
2003. This increase was due to several  reasons  including  slightly  increasing construction  sales  in the US and a  strong  increase  in  Spain  and  Columbia supported by higher sales on O&M contracts.

OPERATING INCOME AND OPERATING MARGIN

Power Service  operating  income was €196 million or 14.4% of sales in the first half of fiscal year 2004  compared  with €403  million or 15.0% of sales for the full fiscal year 2003. This slight decrease resulted from the integration within the Power  Service  Sector of two loss making  activities  transferred  from the former Industrial Segment, to negative settlements on two old contracts,  and to a charge of €6  million  given  that  certain  anticipated  achievements  in our mitigation plan for the GT24/GT26 relating to Power Service did not materialise.

INDUSTRIAL TURBINES

The  following  table sets out some key  financial  and  operating  data for our
Industrial Turbines businesses:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
INDUSTRIAL TURBINES      Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog              n/a         1,285      1,285         0          n/a         (100%)
Orders received            508           757      1,265       320         (37%)         (58%)
Sales                      592           676      1,268       210         (65%)         (69%)
Operating income           n/a           n/a         82        14
Operating margin           n/a           n/a       6.5%      6.7%
EBIT                       n/a           n/a         53         7
--------------------------------------------------------------------------------------------------

Our  Industrial  Turbines  businesses  were sold to Siemens in the first half of fiscal year 2004 pursuant to two  transactions:  our small gas turbines business with effect from 30 April 2003 and our  medium-sized gas turbines and industrial steam turbines  businesses  with effect from 1 August 2003.  Certain minor sites have yet to be transferred to the buyer pending  completion of legal  procedures relating, for example, to competition regulations.

The scope of the  businesses  which we have sold is a sum of several  management units,  assets  and  investments  for which it is very  complex  to  reconstruct historical  data for the first  month of last year,  for our small gas  turbines business,  and for the first four months of last year, for our  medium-sized gas turbines and  industrial  steam turbines  businesses.  For the  presentation  of
ALSTOM's comparable consolidated figures for fiscal year 2003, we have taken the same data as for fiscal year 2004.

TRANSMISSION & DISTRIBUTION (T&D)

Our  T&D  Sector  has been sold to  Areva,  excluding  our Power  Conversion business,  with a completion of the transaction  forecasted for the beginning of
January 2004.

The  following  table sets out some key  financial  and  operating  data for our
T&D Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
T&D                      Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog            2,960          2,694     2,694      2,894         (2%)          7%
Orders received          2,067          1,664     3,731      1,801        (13%)          8%
Sales                    1,778          1,827     3,605      1,562        (12%)        (15%)
Operating income           110            117       227         84
Operating margin          6.2%           6.4%      6.3%       5.4%
EBIT                        61             20        81          6
Capital Employed         1,028            963       963      1,008
ROCE                     11.9%           4.2%      8.4%       1.2%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
T&D                      Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog            2,848         2,623        2,623        2,894          2%          10%
Orders received          1,904         1,620        3,524        1,801         (5%)         11%
Sales                    1,635         1,789        3,424        1,562         (4%)        (13%)
Operating income            98           116          214           84
Operating margin          6.0%          6.5%         6.3%         5.4%
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Over the first  half of fiscal  year 2004,  the  transmission  and  distribution market  stabilised  after the  previous  years'  weak  evolution,  however  at a relatively low level.  This was due to macro-economic  uncertainty following the
Iraq war and political  instability in South America. By region, Europe remained weak,  especially  in the industrial market. North America started to show first signs of recovery.  Asia,  especially  China,  continued to show  strong  growth despite SARS epidemic.  India shows  also positive  perspectives  for the coming period following the implementation of a new regulatory framework.

Orders  received by T&D in the first half of fiscal year 2004  decreased  by 13%
compared  with the first half of fiscal year 2003,  mainly due to exchange  rate variations  and the impact of the disposal of our  activities in South Africa in
September 2002. On a comparable  basis, the decrease was 5%. The level of orders received  has  decreased by 14% in Europe,  particularly  in Germany and the UK.
This was partly offset by an increased  order intake in Scandinavia  and Russia.
With total orders of €791 million in the first half of fiscal year 2004,  Europe remained the largest contributor to T&D activity (44% of T&D orders received).

Order  intake in the  Americas  almost  halved as  compared to the first half of fiscal year 2003, as a result of the negative  exchange rate impact and the lack of large orders received,  in South America.  In the US, there was a decrease in the activity of both Power Conversion and Energy Management Market Businesses.

The  African/Middle  Eastern market was lower than last year, with a 9% decrease in the level of orders received.  This evolution was due to the phasing of large orders  that are  expected  in the  second  half of the fiscal  year.  This area remains a growing  market  for  T&D,  with large  projects  being won in the
Transmission Projects Business.

T&D's orders in Asia  increased by 25% due to a high level of activity in China.
The main contributor to this increase was Power Conversion, which booked several large projects in this region.

SALES

T&D sales  amounted to €1,562  million in the first half of fiscal year 2004,  a decrease  of 12%  compared  with  the  first  half of  fiscal  year  2003.  On a comparable basis, the decrease was limited to 4%.

Sales  decreased  particularly  in the Middle  East/Africa,  notably  due to the disposal of South African  activities.  This  decrease was  partially  offset by sales in  Algeria  and  Bahrain,  where the  trading  of  significant  contracts started.

T&D's trading activity in Europe remained stable. This is principally due to the volume of system  orders  won at the  beginning  of fiscal  year 2003 in Eastern
Europe, where the projects won in Kazakhstan and Romania last year started to be traded.

Sales in the Americas dropped 28%. Sales in the Asian market decreased slightly, while the level of trading in China  continued  to  increase  mainly in the High
Voltage Products business.

OPERATING INCOME AND OPERATING MARGIN

T&D operating  income amounted to €84 million in first half of fiscal year 2004, compared  with €110  million in the first half of fiscal  year 2003 on an actual basis, or €98 million on a comparable  basis.  The operating  margin was 5.4% in the first half of fiscal  year 2004 as  compared  with 6.2% in the first half of fiscal year 2003.  T&D's operating margin was impacted by the low level of sales recorded in the first half of the year in both  product  and system  activities.
Despite the improvement in  productivity in most of the businesses,  as a result
of  the   standardisation   programme  launched  in  medium  voltage  and  power
transformer  activities and to the  rationalisation  of the production  platform launched in Europe, the gross margin and the operating income declined.

The  operating  working  capital  was  adversely  impacted  by the lack of bonds available  at Group  level,  while the  phasing  of several  large  transmission projects was not favourable, with down payments received at the end of last year and expenses being incurred during the first half year.

TRANSPORT

The  following  table sets out some key  financial  and  operating  data for the
Transport Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
TRANSPORT                Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog           14,784        14,675     14,675     13,795         (7%)         (6%)
Orders received          3,300         3,112      6,412      1,672        (49%)        (46%)
Sales                    2,339         2,733      5,072      2,297         (2%)        (16%)
Operating income            90          (114)       (24)       (37)
Operating margin          3.8%         (4.2%)     (0.5%)     (1.6%)
EBIT                        43          (156)      (113)      (150)
Capital Employed           759           738        738        467
ROCE                     11.3%           n/a        n/a        N/A
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
TRANSPORT                Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog           14,045        14,435       14,435       13,795         (2%)         (4%)
Orders received          3,135         3,061        6,196        1,672        (47%)        (45%)
Sales                    2,238         2,682        4,920        2,297          3%         (14%)
Operating income            85           (95)         (10)         (37)
Operating margin          3.8%         (3.5%)       (0.2%)       (1.6%)
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

During the first half of fiscal year 2004, the market  remained active in Europe and Asia,  which partially  compensated the downturn in North America.  The Tram market remained the most active,  and we were awarded several  contracts such as in Strasbourg,  Valenciennes,  and Grenoble in France, and Alicante in Spain. We
believe that this market  segment will remain active with  additional  orders in the coming months.

During the first half of the fiscal year 2004, we confirmed 2 significant  Metro contracts,  one being 84 new vehicles for the London  Underground  and the other being the supply of 168 new cars for the Yanpu line in Shanghai.

The Information Solutions segment still maintains a high level of potential, and we took  advantage of our  competitiveness  with major  orders in Chile,  China,
South Korea, and the Netherlands.

Several countries,  such as Italy, Spain,  Switzerland,  UK and the Netherlands, are now  expanding  their  high speed  networks,  which  offer very  significant business opportunities over the coming months.

The North East line in  Singapore  having  successfully  entered  into  service,
represented  a  significant  showcase  for  our  automatic   driver-less  system
capabilities world wide.

The Orders  received by Transport in the first half of fiscal year 2004 amounted to €1,672 million  compared with €3,135 million in the first half of fiscal year
2003, on a comparable  basis. This decrease by 47% was due to lower order intake in the US where we received in fiscal year 2003 major  orders and to some extent to the uncertainties pending the announcement by ALSTOM of our revised financing package.  Since this announcement,  we have experienced a positive response from the market  illustrated by about €700 million worth of orders secured in October
2003, which we consider to be a clear sign of renewed customer confidence.

Services, which include maintenance and renovation contracts, represented 21% of the orders received for the first half of fiscal year 2004, as compared with 14%
for the first half of fiscal year 2003.

As a  percentage  of total orders  received,  Asia  & North  America  represented respectively 11% and 13% of the total orders received  compared with 14% and 16%
for  the  same  period  of last  year.  Europe  continued  to  represent  a very significant market with 72% of orders received.

The major orders  received in first half of the fiscal year 2004 included:

     •     28 car  trainsets  and 59  trailer  cars for  Jubilee  line in  London underground;
     •     multi-year maintenance of freight locomotives in Mexico for Ferrosur;
     •     35 Citadis trams in Strasbourg;
     •     21 Citadis trams in Valenciennes;
     •     35 Citadis trams in Grenoble;
     •     168 metropolis cars for YangPu Metro Line in Shanghai;
     •     9 light train rails from the Spanish region of Alicante;
     •     55 Coradia lint regional trains for DB Regional trains;
     •     60 additional trains four-car class 423 for Deutsche Bahn;
     •     ERTMS train control for Betuweroute rail line in Netherlands;
     •     Signaling system for Santiago metro line 4.

SALES

Sales in Transport  decreased  by 2% in first half of fiscal year 2004  compared with first half of fiscal year 2003, on an actual basis,  and increased by 3% on a comparable basis.  This was mainly due to the delivery of turnkey  operations, especially  in Greece  (Athens  suburban  line),  in Spain and in France  (Trams
Citadis),  and to the maintenance and refurbishment  activities located in Spain and Germany for locomotive renovation.

In first half of fiscal year 2004,  Transport's sales breakdown by region was as follows:  Europe 71%, the Americas 9% and  Asia/Pacific  20%.  Compared with the first half of fiscal  year 2003,  Europe  increased  from 62% to 71% whereas the
Americas and Asia both decreased.

OPERATING INCOME AND OPERATING MARGIN

Project  reviews led  management to make revised  estimates of costs to complete contracts in our Transport Sector, leading to additional charges of €102 million in relation to the US Transport business. As a consequence,  operating income of
Transport  in the first  half of fiscal  year 2004  amounted  to €(37)  million, compared  with €90  million in the first  half of fiscal  year 2003 on an actual basis.  Transport's  operating  income was €(114)  million in the second half of fiscal year 2003 due to  provisions  recorded on the UK Trains for €140  million and on the US Trains for €73 million.

UK TRAINS

In 1997,  shortly after the privatisation of the UK rail industry,  we took five orders for a total of 119 new regional  trains with an  aggregate  value of €670 million.  These contracts were part of the first series of orders  following the rail  deregulation  in the UK.  At the  end of  March  2002,  we  reported  that difficulties had been encountered on these UK Regional Trains  contracts.  As at
30  September,  all 119 Regional  Trains have been  delivered to the  respective train operating companies.  Commitments made to customers in the previous fiscal year in order  to close  out  contractual  disputes  are  being  followed.  This includes  extensive  modification  and  warranty  programmes  at depots  and the
Washwood Heath manufacturing plant.

On the West Coast Main Line  (WCML)  contract,  the  project  experienced  major delays  due to  changing  specifications  and  the  high  level  of  uncertainty regarding  upgrading of the WCML route and  infrastructure.  The major  activity relates to Pendolino High Speed Tilting Trains. At the end of September 2003, 28
of the 53 trains had been delivered,  in line with the latest agreement with the operator  and  the  Strategic  Rail  Authority.  Trains  are  being  used on the infrastructure  operating a restricted service and for crew and driver training.
The next key  milestone  for the  project is the award of the 125 miles per hour passenger  safety  case and the tilting  system.  This is expected by the end of
November 2003. We expect that all trains will be in service by September 2004.

While our dispute on the WCML contract is currently in  litigation,  we continue to attempt to reach a settlement with the buyer and the operator  regarding such claims.  The conclusion of the Regional Train  contracts,  the conclusion of the
WCML contract  expected in the near future and the lack of orders in the UK have resulted in our  decision to close the new build  assembly  facility in Washwood
Heath. An initial  redundancy of 220 was announced in July 2003 and consultation is  currently  underway  with  employee  representatives.  A key  priority is to maintain a balance  between the need to reduce cost and meet our  commitments on the above programmes.

MARINE

The  following  table sets out some key  financial  and  operating  data for our
Marine Sector:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
MARINE                   Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog            2,229         1,523      1,523      1,041         (53%)        (32%)
Orders received             26           137        163        340        1208%         148%
Sales                      725           843      1,568        822          13%          (2%)
Operating income            16             8         24          4
Operating margin          2.2%          0.9%       1.5%       0.5%
EBIT                        15            (3)        12         (2)
Capital Employed          (220)         (343)      (343)      (593)
ROCE                       n/a           n/a        n/a        N/A
--------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Since 2001, Marine's main market,  cruise-ship  construction,  has remained very weak world wide, due both to the high level of orders in the previous years (the year 2000 ended with a record orderbook of 50 ships under construction worldwide
-  essentially  in Europe) and to the  uncertainties  following  September  2001 events.  In 2001, there was only one new order worldwide (for ALSTOM),  in 2002, there were only 3 new orders world wide, and in 2003, none until September 2003, when 3 new orders were booked by certain  European  yards. A number of observers of the cruise  market see the  September  2003 orders as the possible sign of an upcoming market recovery.

The LNG carrier  market  remained  very active,  but is  jeopardised  by the low pricing  policy of the Korean  yards.  In June  2003,  the  European  Commission extended  to this  segment  the  protective  subsidies  reserved  to the  market segments directly exposed to Korean detrimental prices.

Orders received by Marine during the first half of fiscal year 2004 reached €340 million comprising a trans-Channel  car-ferry for Seafrance and a 153,000 m3 LNG carrier- for Gaz de France.

SALES

Sales  amounted to €822  million in the first half of fiscal  year 2004.  Marine completed and delivered  during the first half of fiscal year 2004 the following vessels:

     •    the cruise-ship Island Princess to P&O Princess (now Carnival plc);
     •    the cruise-ship Crystal Serenity to NYK/Crystal Cruises;
     •    a surveillance frigate to the Royal Moroccan Navy.

OPERATING INCOME AND OPERATING MARGIN

Operating  income was €4 million in the first half of fiscal  year 2004.  Marine had to bear  additional  costs in the  completion and delivery of a cruise-ship, and accrued  contingency  provisions on several other contracts obtained without subsidies.  Marine  also had to  provide  for  indemnification  of the owners of several recently-delivered cruise-ships propelled by podded drives.

RENAISSANCE

We had  undertaken  vendor  financing  in support of the  recovery  plan for the
Marine Sector from fiscal year 1996 to fiscal year 1998,  which had helped us to obtain repeat orders for  cruise-ships  and  increased the  productivity  of the shipyard.  We had  provided  guarantees  to financial  institutions  relating to indebtedness  incurred  by  certain  purchasers  of our  cruise-ships  and  fast ferries. As at 30 September 2003, the remaining guarantees related to a total of fourteen  ships,  including six  cruise-ships  delivered to Renaissance  Cruises
("Renaissance") and eight ships for four other customers. In addition, two other cruise-ships had been supplied to Renaissance without vendor financing.

Renaissance  filed for  bankruptcy  in September  2001.  Thereafter,  we and the lenders  undertook  actions to secure and maintain the ships and to  restructure their  financing.  Our overall  exposure to Renaissance  vendor  financing at 30
September  2001 was €684 million in guarantees  of financing  made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships,  including  four that were  previously  owned by four  special purpose  leasing  entities  in  which we had an  interest,  was  transferred  to subsidiaries of Cruiseinvest  (Jersey) Ltd., an entity in which we own no shares and on the  management of which we have no control.  Cruiseinvest  financed this acquisition  principally  through bank borrowings,  guaranteed in part by us. In
addition,   we  purchased   subordinated   limited   recourse  notes  issued  by
Cruiseinvest,  agreed to  provide  Cruiseinvest  with a line of  credit  and met certain of our commitments  under our pre-existing  guarantees.  Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest's bank borrowings.

In parallel,  the remarketing of the ships commenced,  with the objective to put the ships back into cruise operations as quickly as possible,  through bare-boat or time  charters,  and  eventually  sell them to the new operators  when normal conditions  are  restored  on the  second-hand  market.  One of these  ships was chartered to Swan Hellenic,  a subsidiary of P&O Princess and resumed operations in April 2003.  Two other ships have been  operated  from summer 2003 by Oceania
Cruise,  a new  cruise-operator.  Two others have also been operated from spring
2003 by Pullmantur,  with possibilities of extension. A long-term lease has also been finalised with the European  operator Delphin Seereisen for one ship, which has resumed cruise  operations from summer 2003. The two other ships supplied to
Renaissance  without vendor  financing have also been taken over by P&O Princess pursuant to a forward sales  contract for transfer of title in 2005, and resumed cruise  operations in November and December 2002. In brief, all the eight former
Renaissance ships had resumed cruise operations on or before July 2003.

Our overall  exposure to  Renaissance  vendor  financing  was €344 million at 30
September 2003, as compared with €368 million at 31 March 2003.

In  addition  to  our  Renaissance  "vendor  financing   exposure",   our  other
outstanding  Marine vendor financing  guarantees  amounted to €306 million at 30
September  2003  compared  with €565  million at 31 March 2003,  relating to six cruise-ships  and two  high-speed  ferries for four  different  customers.  This decrease is mainly due to the early  reimbursement to us of €180 million of debt due to us from two special  purpose  entities  following the agreement  with our lenders on our financing package.

Consequently, our total vendor financing exposure in relation to Marine amounted to €650  million at 30  September  2003  compared  with €933 million at 31 March
2003.

The  last  shipbuilding  contract  having  benefited  from  any  type of  vendor financing came into force in November 1999.  There is no other vendor  financing arrangement or commitment relating to any contract in Marine's order backlog.

As a result of the  foregoing,  we  maintained a provision of €140 million at 30
September 2003 to cover risks associated with Marine vendor financing, unchanged compared with 31 March 2003.

CORPORATE AND OTHER

"Corporate and Other"  comprises all units  accounting for Corporate  costs, the
International Network and the overseas entities in Australia, New Zealand, South
Africa (prior to its disposal) and India which are not reported by Sectors.

The  following  table sets out some key  financial  and  operating  data for our
Corporate and Other organisation:

--------------------------------------------------------------------------------------------------
                         First                               First         %            %
CORPORATE & OTHER        Half        2nd Half     Full       Half       Variation    Variation
ACTUAL FIGURES         Sept. 02      March 03     Year     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  2002/03  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -------  -----------   ---------   -----------
Order backlog             39            52          52        105          169%          102%
Orders received          113           101         214         57          (50%)         (44%)
Sales                    115            90         205         60          (48%)         (33%)
Operating income          56          (100)        (44)       (26)
EBIT                      70          (116)        (46)       (32)
Capital employed       1,601         1,208       1,208      1,342
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                         First                      Full         First         %            %
CORPORATE & OTHER        Half        2nd Half       Year         Half       Variation    Variation
COMPARABLE FIGURES     Sept. 02      March 03      2002/03     Sept. 03     Sept. 03/    Sept. 03/
(IN € MILLION)        (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)   Sept. 02     March 03
                      -----------   -----------  -----------  -----------   ---------   ----------
Order backlog             38            51            51          105          176%         106%
Orders received           81           100           181           57         (30%)         (43%)
Sales                     88            89           177           60         (32%)         (33%)
Operating income          55          (101)          (46)         (26)
--------------------------------------------------------------------------------------------------

OPERATING INCOME

Operating  income included  Corporate  costs as well as the  contribution of the
International  Network and the overseas  entities,  for the first half of fiscal
year  2004,  the  operating   income  included  as  well  some  costs  from  the
headquarters  of the former Power Sector that have been  allocated to Corporate.
Operating  income  was €(26)  million  in the first  half of fiscal  year  2004, compared  with €(44)  million for the full year 2003.  Costs  incurred in fiscal year 2004 include some former sector costs, which are now borne by Corporate for around €25 million for the full year 2003.

CAPITAL EMPLOYED

Capital employed were €1,342 million as at 30 September 2003, including the main part of our other fixed assets, net (See Note 9 to the 30 September 2003 Interim
Consolidated Financial Statements).

FINANCIAL STATEMENTS

INCOME STATEMENT

The  following  table sets out, on a  consolidated  basis,  the  elements of our operating  income both on an actual and on a comparable basis for the Group as a whole:

-------------------------------------------------------------------------
                            First                               First
TOTAL GROUP                 Half        2nd Half     Full       Half
ACTUAL FIGURES            Sept. 02      March 03     Year     Sept. 03
(IN € MILLION)           (Unaudited)   (Unaudited)  2002/03  (Unaudited)
                         -----------   -----------  -------  -----------
SALES                      10,769        10,582      21,351     8,854
Cost of sales              (8,905)      (10,282)    (19,187)   (7,577)
Selling expenses             (515)         (455)       (970)     (435)
R & D expenses               (319)         (303)       (622)     (239)
Administrative expenses      (488)         (591)     (1,079)     (471)
OPERATING INCOME              542        (1,049)       (507)      132
Operating margin             5.0%         (9.9%)      (2.4%)     1.5%
-------------------------------------------------------------------------

-------------------------------------------------------------------------
TOTAL GROUP                                          Full        First
                                                     Year        Half
PROFORMA FIGURES                                    2002/03    Sept. 03
(IN € MILLION)                                    (unaudited) (unaudited)
                                                  ----------- -----------
SALES                                               17,078     7,308
Cost of sales                                      (16,001)  (6,454)
Selling expenses                                      (609)     (286)
R & D expenses                                        (465)     (187)
Administrative expenses                               (813)     (347)
OPERATING INCOME                                      (810)        34
Operating margin                                     (4.7%)      0.5%
-------------------------------------------------------------------------

SALES

Sales were €8,854  million in the first half of fiscal year 2004,  compared with
€10,769  million in the first half of fiscal year 2003,  a decrease of 18%,  due principally  to exchange  rate  variations,  to the  disposal of the  Industrial
Turbines  businesses,  and to lower sales of Power  Turbo-systems while sales in other sectors remained stable or slightly increased on a comparable basis. Sales in first half of fiscal year 2004  decreased  by 16% as  compared  with sales in second half of fiscal year 2003.

Percentage  of services in sales  increased  to 25% in first half of fiscal year
2004,  compared with 21% and 26% in first half of fiscal year 2003 and in second half of fiscal year 2003.

No single  customer  represented  more than 10% of our sales in any of the three periods discussed.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and  administrative  expenses  were €906 million in first half of fiscal year 2004  compared  with  €1,003  million in first half of fiscal year 2003 and
€1,046 million in second half of fiscal year 2003.  This decrease  reflected the savings and the first impact of the restructuring programmes launched as part of our action plan.

RESEARCH AND DEVELOPMENT EXPENSES

Research and Development  expenses were €239 million in the first half of fiscal year 2004,  decreasing  compared  with €319  million in the first half of fiscal year 2003 and with  €303  million  in second  half of  fiscal  year  2003.  This decrease was due to a decrease in expenses in connection  with the GT24/GT26 gas turbines as the technology stabilised, and to the phasing of these expenses.

OPERATING INCOME (LOSS) AND OPERATING MARGIN

Operating  income is measured  before  restructuring  costs,  goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets,  pension costs and  employee  profit  sharing  and  before  taxes,  interest  income  and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

Operating  income and  operating  margin were €132 million and 1.5% in the first half of fiscal year 2004, as compared with operating  income of €542 million and margin of 5.0% in first  half of fiscal  year  2003,  on an actual  basis and an operating  income of €(1 049) million and margin of (9.9)% in the second half of fiscal year 2003.

In the second half of fiscal year 2003, exceptional provisions and accrued costs were recorded for the GT24/GT26 heavy-duty gas turbines and for UK Trains.

Our operating margin in the first half of fiscal year 2004 was impacted by:

     •    the lower level of sales which was not fully  offset by  corresponding decrease  in  operating  expenses  as the  restructuring  plans  being launched  in this  first half year of 2004 did not yet have a material impact; and

     •    charges  amounting to €102 million for our Transport Sector and to €60 million for our Power Environment  Sector  respectively as a result of additional provisioning following project reviews in the US and of the bankruptcy of two subcontractors in the US.

EARNINGS BEFORE INTEREST AND TAX (EBIT)

EBIT was €(296)  million in the first half of fiscal  year 2004,  compared  with
€322 million in the first half of fiscal year 2003 and  €(1,451)  million in the second half of fiscal year 2003.

The negative EBIT in the first half of fiscal year 2004 was due to:

     •    the low level of operating income;

     •    high  restructuring  costs amounting to €276 million in the first half of fiscal  year 2004,  compared  with €80 million in the first half of fiscal year 2003.  The  increase in first half of fiscal year 2004 was due to additional restructuring plans in order to reduce our overheads significantly.  During the first half of the year, restructuring plans were implemented and led to simplification of administrative processes and to a reduction  of layers.  Restructuring  costs are accrued  when management  announces  the  reduction or closure of  facilities,  or a programme to reduce the workforce and when related costs are precisely determined.  Such costs include  employees'  severance and termination benefits, estimated facility closing costs and write-off of assets;

     •    pension costs were €138 million in the first half of fiscal year 2004, compared  with €97  million in the first half of fiscal  year 2003 and
          €117 million in the second half of fiscal year 2003. This increase was primarily due to an increase in the  amortisation of the  unrecognised actuarial  difference between pension  obligations and the fair market value of the assets following the fall in the global stock market; and

     •    partly offset by  exceptional  capital gains of €49 million  mainly on the disposal of our Industrial  Turbines businesses and of real estate in first half of fiscal year 2004,  whereas capital losses occurred in the  first  half of fiscal  year  2003 for an  amount  of €10  million corresponding  mainly to the disposal of South Africa  operations  and
          ALSTOM Power Insurance Ltd.

FINANCIAL EXPENSES, NET

The deterioration of our net financial expenses,  €220 million in the first half of fiscal year 2004  compared with €128 million in the first half of fiscal year
2003 and €142  million in the second  half of fiscal  year 2003,  was due to the increase in fees paid on credit lines in connection with the agreements  reached in March 2003 for a bridge  facility and extension of maturity for certain loans and to the amortisation of costs on  securitisation  of future  receivables with the final delivery of  cruise-ships  as well as by foreign  exchange losses (€20 million)  where gains of €35 million  were  recorded in the first half of fiscal year 2003.

Exceptional  fees linked to restructuring of our debt (both for the negotiations in  March  2003 for the new  bridge  facility  and  extended  loans  and for the refinancing package agreement in September 2003) should amount to a total of €94 million,  which will be paid out over a number of years.  The related  charge in our income  statement  was around €4 million  for the first half of fiscal  year
2004, and an additional €8 million should be incurred  during the second half of the fiscal  year.  The  remaining  amount will be  amortised  over the next five fiscal years.

INCOME TAX

The income tax credit was €29 million for the first half of fiscal year 2004. In first  half of fiscal  year  2004,  we  recognised  deferred  tax credit for €77 million, partially offset by a current income tax charge of €48 million.

Our deferred tax assets  amounted to €1,884 million as of 30 September  2003. On the basis of our  business  plan,  we expect our  deferred  tax  assets  will be recovered, in general within five years.

GOODWILL AMORTISATION

Goodwill  amortisation amounted to €135 million in the first half of fiscal year
2004  compared  with €144 million in the first half of fiscal year 2003 and €140 million in the second  half of fiscal  year 2003.  The  decrease  was due to the disposal of our Industrial Turbines businesses.

At 31 March 2003,  we requested a third party  valuer to provide an  independent report, as part of our impairment  tests,  performed  annually,  on goodwill and other intangible assets.  The valuation  supported our opinion that our goodwill and other  intangible  assets were not impaired on a reporting  unit basis.  The review of our business plan during the summer has not caused us to conclude that triggering  events have  occurred  that would lead to  impairment  testing at 30
September 2003. A similar independent third party valuation will be requested at
31 March 2004.

NET INCOME (LOSS)

The net loss in  first  half of  fiscal  year  2004  amounted  to €624  million, compared  with a net income of €11 million in the first half of fiscal year 2003 and a net loss of €1,443 million in the second half of fiscal year 2003.

BALANCE SHEET

GOODWILL, NET

Goodwill,  net  decreased  to €3,931  million at 30 September  2003  compared to
€4,440  million at 31 March 2003 due to the  amortisation  of goodwill  for €135 million and to the disposal of our Industrial Turbines businesses which led to a decrease of the corresponding goodwill for €371 million.

WORKING CAPITAL

Working  capital  (defined  as  current  assets  less  current  liabilities  and provisions  for risks and  charges) at 30 September  2003 was  €(4,640)  million compared with €(4,886)  million as reported at 31 March 2003. This variation was due to a higher  decrease  of  customers'  deposits  and  advances  and of trade payables  as compared  with  inventories  and  contracts  in progress  and trade receivables.

Net effects on working capital due to foreign currency translation were positive by €115 million in the first half of fiscal year 2004.

CUSTOMER DEPOSITS AND ADVANCES

We record  customer  deposits and advances on our balance  sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,781 million and
€12,689  million at 30  September  2003 and 31 March 2003  respectively.  At the balance  sheet date, we apply these  deposits  first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating  to the project  for which we  received  the  deposit or  advance.  Any remaining deposit or advance is recorded as "Customer  deposits and advances" on our balance  sheet.  As of 30  September  2003,  our net  customer  deposits and advances were €3,085 million, compared with €3,541 million as of 31 March 2003.

The decrease of our customer  cash  deposits and advances of €456 million  which occurred  during first half of fiscal year 2004  included  currency  translation effects  for €54  million  and the  impact  of the  disposal  of our  Industrial
Turbines businesses for €181 million.

PROVISIONS FOR RISKS AND CHARGES

At 30 September  2003,  the provisions for risks and charges were €3,500 million compared with €3,698 million at 31 March 2003.

This net decrease was accounted mainly for by the following movements:

     •    a decrease in  provisions  on contracts  for €262 million  (mainly the
          GT24/GT26 gas turbines);
     •    an increase in  restructuring  provisions and other provisions of €170 million; and
     •    a decrease of €106 million in foreign  currency  translation  effects, change in scope and other adjustments.

SHAREHOLDERS' EQUITY

Shareholders'  equity at 30 September 2003 was €277 million,  including minority interests, compared with €853 million at 31 March 2003. This decrease was mainly due to the net  loss  for the  period  of €624  million,  partly  offset  by the positive impact of cumulative translation adjustments for €49 million.

FINANCIAL DEBT AND NET DEBT

SECURITISATION OF EXISTING RECEIVABLES

In order to fund our  activity,  we sell  selected  existing  trade  receivables
within  which  we  irrevocably  and  without  any  recourse   transfer  eligible
receivables  to a third party.  The net cash  proceeds  from  securitisation  of existing trade  receivables at 30 September 2003 was €212 million  compared with
€357 million at 31 March 2003.

SECURITISATION OF FUTURE RECEIVABLES

In order to finance working capital and to mitigate the  cash-negative  profiles of some contracts, we sell to third parties selected future receivables due from our customers.  This  securitisation  of future  receivables  has the benefit of reducing  our  exposure to  customers  (since some future  receivables  are sold without  recourse  to us should the  obligor  under the  receivable  default for reasons  other  than our  failure  to meet our  obligations  under the  relevant
contract)  and  applies   principally  to  Marine  and   Transport.   The  total
securitisation  of future  receivables  at 30  September  2003 was €522  million compared with €1,292 million at 31 March 2003. The decrease in the first half of fiscal year 2004 compared with fiscal year 2003 is mainly due to the delivery of two cruise-ships by our Marine Sector.  During the first half of the fiscal year
2004, we did not enter into any new securitisation of future receivables.

FINANCIAL DEBT

Our financial debt was €6,076 million at 30 September 2003, compared with €6,331 million at 31 March 2003.  Our financial  debt  decreased due to the decrease of securitisation  of  future  receivables  by €770  million  partly  offset by the increase of borrowings by €507 million.

NET DEBT

We define net debt as financial debt less short-term investments,  cash and cash equivalents.  Net debt was €4,307  million at 30 September  2003,  compared with
€4,561  million at 31 March 2003.  Our net debt decreased due to the proceeds on disposal of investments partly offset by net cash used in operations.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The  following  table sets out  selected  figures  concerning  our  consolidated statement of cash flows:

---------------------------------------------------------------------------------
                                     First                               First
TOTAL GROUP                          Half        2nd Half     Full       Half
ACTUAL FIGURES                     Sept. 02      March 03     Year     Sept. 03
(IN € MILLION)                    (Unaudited)   (Unaudited)  2002/03  (Unaudited)
                                  -----------   -----------  -------  -----------

Net income after elimination of
 non cash items                       408         (1,495)    (1,087)     (406)
Change in net working capital        (325)           875        550      (325)
                                  -----------   -----------  -------  -----------
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                  83           (620)      (537)     (731)
NET CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                (347)             6       (341)      975
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                 658            (37)       621        (2)
                                  -----------   -----------  -------  -----------
                                      394           (651)      (257)      242
Net effect of exchange rate                          (41)       (41)       15
Other changes and reclassifications  (252)          (212)      (464)       (3)
                                  -----------   -----------  -------  -----------
DECREASE (INCREASE) IN NET DEBT       142           (904)      (762)      254
---------------------------------------------------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash  provided by  operating  activities  is defined as the net income after elimination of non-cash items plus working capital movements.  Net cash provided by (used in) operating activities was €(731) million in the first half of fiscal year 2004  compared  to €83  million in the first  half of fiscal  year 2003 and
€(620) million in the second half of fiscal year 2003.

Net income after  elimination  of non-cash items was €(406) million in the first half of fiscal year 2004. This amount  represented the cash generated by the net income before  working  capital  movements.  As  provisions  are included in the definition of our working capital, provisions are not part of the elimination of non-cash items.

Change in net working  capital was €(325)  million.  The principal  movements IN working capital were due to:

     •    an increase of €355 million in trade and other receivables,  mainly in
          Power  Environment,  T&D  and  to  a lesser extent in Transport, Power
          Turbo-systems and Power Services;

     •    a   decrease   of  €144   million   in  sale  of   trade   receivables
          (securitisation of existing receivables);

     •    a decrease of €319 million in  inventories  and contracts in progress, mainly in Power Turbo-systems, Transport and Marine;

     •    a decrease of €262 million in contract-related provisions,  mainly due to the  application of GT24/GT26  provisions  partially  offset by new provisions recorded on other contracts not yet applied;

     •     a decrease of €221 million in customer  deposits and advances,  mainly in Power Environment, Transport and T&D; and

     •     an increase of €168  million in trade  payables  and accrued  contract costs,  resulting  from a decrease in payables  due to more  difficult credit terms and to an increase in accrued  contract  costs due to the trading of contracts.

NET CASH PROVIDED BY INVESTING ACTIVITIES

Net cash provided by investing  activities was €975 million in the first half of fiscal year 2004. This amount comprised:

     •     Proceeds  of €166  million  from  disposals  of  property,  plant  and equipment (including €148 million from the disposal of real estate);

     •     Capital expenditures for €105 million;

     •    Decrease in other fixed assets of €145 million; including the proceeds from the early  reimbursement  of receivables due to us by two special purpose entities in connection with Marine vendor financing; and

     •    Cash proceeds from the sale of  investments,  net of net cash sold for
          €772 million,  comprising of the proceeds from our Industrial Turbines businesses.

Net cash provided by (used in) investing activities was €6 million in the second half of fiscal  year 2003 and €(347)  million  in the first half of fiscal  year
2003. The net cash outflow in fiscal year 2003 was mainly due to €410 million of capital  expenditures and €154 million of cash  expenditures for the acquisition of the remaining 49% in Fiat Ferroviaria Spa.

NET CASH PROVIDED BY FINANCING ACTIVITIES

Net cash used by financing  activities  in first half of fiscal year 2004 was €2 million  compared  with  €621  million  of net  proceeds  in fiscal  year  2003, including primarily proceeds from a capital increase completed in July 2002.

DECREASE (INCREASE) IN NET DEBT

Our net debt  decreased  by €254  million  in first  half of fiscal  year  2004, compared with an increase of €762 million in the full fiscal year 2003.

MATURITY AND LIQUIDITY

We rely on a variety of sources of liquidity in order to finance our operations, including principally borrowings under revolving credit facilities, the issuance of commercial  paper and asset  disposals.  Additional  sources include customer deposits and advances and proceeds from the sale of trade receivables, including future  trade  receivables.  In the  past,  we have also  used the  issuance  of securities,  including  debt  securities  and preferred  shares,  as a source of liquidity.

At 31 March 2003, we had €600 million of unused confirmed credit, resulting from a bridge credit  facility with a group of banks executed in March 2003.  Also in
March 2003,  we entered into an agreement  with a consortium  of banks to extend until January 2004 the maturity of a revolving  credit  facility of €400 million and two bilateral loans totaling €75 million,  originally scheduled to mature in
March and April  2003.  Proceeds  from the  disposal  of assets  foreseen in our strategy  and action plan are,  subject to certain  exceptions  and  thresholds, first to be used to repay and cancel the bridge facility and, subsequently,  the extended facilities.

In August 2003, we entered into a new financing package with more than 30 of our commercial  lenders and the French State,  and in September 2003 we amended this financial  package,  as described  above under "-- Status of our action plan and main events of first half of fiscal year 2004 -- Financing  package."  When this financing package is implemented,  it will reduce and  substantially  change the maturity profile of our debt.

CASH RECEIPTS AND DEBT REPAYMENT SINCE 31 MARCH 2003

Since 31 March  2003  through  30  September  2003,  we have  realised  net cash proceeds of €148  million from real estate  disposals  and €842 million from the sale of the Industrial  Turbines business.  €30 million of the proceeds from the real estate  disposals  and €443 million of proceeds from the sale of Industrial
Turbines were used to repay amounts  outstanding  under our €600 million  bridge facility.  As a result, at 30 September 2003, €127 million remained  outstanding under  this  facility.  We also  reimbursed  €254  million of  syndicated  loans maturing on 1 August 2003.

In August 2003 we received €120 million in commercial  paper financing from bank syndicates  and €300 million in commercial  paper  financing from the Caisse des
Dépôts et Consignations, as well as €180 million from the early reimbursement of receivables due to us by two special purpose  entities in connection with Marine vendor  financing.  We used  part of these  proceeds,  as well as the  remaining proceeds  from real estate  disposals and the sale of  Industrial  Turbines,  to finance our activity and working capital requirements.

EXPECTED IMPACT OF FINANCING PACKAGE AND DISPOSALS

We expect that future  proceeds  from the  financing  package and  disposals  of assets will provide us with significant additional cash resources (approximately
€4,300  million  before  price  adjustments  on  disposals,  if any).  These are expected to include:

     •    €300 million from a capital  increase,  with  proceeds  expected to be received in November 2003;
     •    at least €900 million of bonds  mandatorily  reimbursable into shares, with proceeds expected to be received in December 2003;
     •    approximately  €1,500 million of new  subordinated  debt, of which the
          French State will provide  €300  million.  €650 million of proceeds is expected to be received in December  2003 and €850 million in February
          2004;
     •    €200 million of new  subordinated  long term bonds to be issued to the
          French State, with proceeds expected in December 2003;
     •    €300  million of  subordinated  bonds  reimbursable  with shares to be issued to the French State,  with proceeds  expected to be received in
          December 2003;
     •    the major part of the  proceeds  from the sale of our  T&D  Sector
          (€950 million before closing  adjustments),  currently  expected to be received in January 2004; and
     •    50% of the remaining €125 million  (currently held in escrow) from the completion of the sale of our Industrial  Turbines division  (assuming no utilisation of escrowed amounts),  expected to be received in April
          2004, and the remainder in April 2005.

The €1,500 million of new  subordinated  loans,  as well as our new €3.5 billion
Bonding  Facility,  are subject to financial  covenants,  which are described in
Note 14 to our Consolidated Financial Statements.

To strengthen our liquidity,  in connection  with our financing plan, the Caisse des  Dépôts et  Consignations  has also  committed  to  provide us with up to an additional €900 million in commercial paper financing which will be available to us until  the long term  portion  of our  financing  package  becomes  available
(expected  in  December  2003),  except  that  up to  €100  million  may  remain
outstanding   until  we  receive the proceeds  from the sale  of our T&D  Sector
(expected in January  2004).  €300 million of this facility have been used as of
30 September 2003.

Assuming  receipt as and when  expected,  we intend to use the  proceeds  of our financing package and disposals as follows:

     •    Proceeds from the €900 million of mandatorily  reimbursable  bonds and
          €350 million of the new subordinated loans will be immediately used to reimburse our €1,250 million  revolving  credit  facility  maturing in
          April 2004. The early repayment of this credit is expected in December
          2003.
     •    €550  million  of the new  subordinated  loans  will be used to  repay outstanding bonds maturing in February 2004;
     •    €127 million of proceeds from the €300 million  capital  increase will be used to  reimburse  the  remaining  amounts  outstanding  under the bridge facility;
     •    €475 million of proceeds  from the sale of our T&D sector will be used to repay amounts outstanding under the extended facilities; and
     •    The remainder (approximately €1,700 million) will be used to reimburse short term  facilities  and  commercial  paper  (€1,320  million)  and increase liquidity available to the Group.

MATURITY PROFILE

The  following  table  sets forth our  outstanding  financial  debt  obligations
(including  future  receivables  securitised) as of 30 September 2003 and taking into account the assumptions described above:

                                   OUTSTANDING                                                           AFTER
                                      LINES      THIRD     FOURTH    FISCAL   FISCAL   FISCAL   FISCAL   FISCAL
                                     AS OF 30    QUARTER   QUARTER   YEAR     YEAR     YEAR     YEAR     YEAR
(Unaudited figures)                  SEPT. 03    FY2004    FY2004    2004     2005     2006     2007     2007
                                   -----------   -------   -------   ------   ------   ------   ------   ------
Redeemable preference shares           205                                              (205)
Subordinate notes                      250                                                       (250)
Subordinated loans (PSDD)                         650(4)    850(4)    1,500                              (1,500)
Subordinated long term bond (TSDD)                200(4)                200                                (200)
Subordinated bonds reimbursable
 with shares (TSDDRA)(5)                          300(4)                300
Bonds                                1,200                 (550)       (550)                     (650)
Syndicated loans                     2,498     (1,377)(2)  (400)     (1,777)                     (721)
Bilateral loans                        358                  (75)        (75)            (50)      (33)     (200)
Commercial paper                     1,320(1)    (800)     (100)       (900)   (420)
Bank overdrafts/other
  facilities/ accrued
  interests                           323(3)     (281)                 (281)   (16)      (3)       (3)      (20)
                                   -----------   -------   -------   ------   ------   ------   ------   ------
SUB-TOTAL                           6,154      (1,308)     (275)     (1,583)  (436)    (258)   (1,657)   (1,920)
Future receivables                    522        (113)     (118)       (231)  (236)     (55)
                                   -----------   -------   -------   ------   ------   ------   ------   ------
TOTAL                               6,676      (1,421)     (393)     (1,814)  (672)    (313)   (1,657)   (1,920)
Capital increase                                  300(4)                300
Bonds reimbursable
  with shares (ORA)                               900(4)                900
                                   -----------   -------   -------   ------   ------   ------   ------   ------
LIQUIDITY AND OTHER
  FUNDING SOURCES                   6,676        (221)     (393)       (614)  (672)    (313)   (1,657)   (1,920)
                                   -----------   -------   -------   ------   ------   ------   ------   ------
FINANCIAL DEBT                      6,076
                                   -----------
AVAILABLE LINES                       600
                                   -----------

(1) Maximum  availability  under  commitments  provided by a syndicate  of banks
(€120  million)  and the  Caisse des Dépôts et  Consignation  (€1,200  million).
Including a €600  million  commercial  paper that was not drawn at 30  September
2003.
(2) Includes the expected early repayment of €1,250 million of syndicated  loans in the third quarter of fiscal year 2004.
(3)  Facilities  entered  into by  subsidiaries  have been  classified  as being immediately due because such facilities are generally uncommitted.
(4) Expected proceeds to ALSTOM.
(5) Subordinated bonds reimbursable with shares (TSDDRA) will only be reimbursed
in  cash  in  the  event  the  European   Commission   does  not  approve  their
reimbursement  with shares.  See «Status of our action plan and main events of first half of fiscal year 2004 - Financing package».

Total  available  unused credit lines  together with cash available in the Group amounted to €2,369 million at 30 September 2003, compared with €2,370 million at
31 March 2003. The amounts consisted of:

     •    Available  lines at parent  Group  level,  which were  constituted  of commercial  paper  from  the  French  State  for  €600  million  at 30
          September 2003,  compared with a bridge facility of €600 million at 31
          March 2003;

     •    Cash  available at parent Group level was €443 million at 30 September
          2003, compared with €610 million at 31 March 2003; and

     •    Cash  available at subsidiary  level of €1,326 million at 30 September
          2003, compared with €1,160 million at 31 March 2003.

ALSTOM,  the parent  company,  may readily access some cash held by wholly owned subsidiaries  through the  payment of  dividends  or  pursuant  to  intercompany lending  arrangements.  Local  constraints  can delay or restrict  this  access,
however.  Furthermore,   while  we  have  the  power  to  control  decisions  of
subsidiaries of which we are the majority owner,  our  subsidiaries are distinct legal  entities and the payment of dividends  and the making of loans,  advances and other  payments  to us by them may be subject to  statutory  or  contractual restrictions,  be  contingent  upon their  earnings or be subject to business or other constraints.  These limitations include local financial  assistance rules,

corporate benefit laws and other legal restrictions. Our policy is to centralise liquidity of subsidiaries at the parent company level when possible.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

OFF BALANCE SHEET COMMITMENTS

The following  table sets forth our  off-balance  sheet  commitments,  which are discussed further at Note 17 to the 30 September Interim Consolidated  Financial
Statements:

-----------------------------------------------------------------------
TOTAL GROUP                                                At 30 Sept.
ACTUAL FIGURES                           At 31 March          2003
(IN € MILLION)                           (Unaudited)       (Unaudited)
---------------------------------       -------------     -------------
Guarantees related to contracts             9,465             8,206
Guarantees related to vendor financing        749               643
Discounted notes receivables                   11                 9
Commitments to purchase fixed assets            7                 -
Other guarantees                               94                49
OFF BALANCE SHEET COMMITMENTS              10,326             8,907
-----------------------------------------------------------------------

GUARANTEES RELATED TO CONTRACTS

The overall  amount  given as  guarantees  on  contracts  decreased  from €9,465 million in March 2003 to €8,206  million in  September  2003,  a decrease by 13%
mainly due to exchange rate variations and to the decrease of our orders in hand by 5% on a comparable basis (and 6% due to exchange rates).

VENDOR FINANCING EXPOSURE

In some instances,  we have provided  financial  support to  institutions  which finance some of our customers and also, in some cases, directly to our customers for their  purchases  of our  products.  We refer to this  financial  support as
"vendor  financing".  We  have  decided  that  we will  no  longer  provide  any additional vendor financing guarantees to our customers.

Vendor  financing  totalled  €969  million at 30  September  2003 (of which €643 million was off balance  sheet)  compared to €1,259 million at 31 March 2003 (of which €749 million was off balance  sheet).  This decrease was mainly due to the early  reimbursement  to us of €180  million of debt due to us from two  special purpose  entities  following the agreement  with our lenders under our financing package.

CONTRACTUAL OBLIGATIONS

See Note 17 to the 30 September 2003 Interim Consolidated Financial Statements

LEGAL PROCEEDINGS

GENERAL

We are  involved in several  legal  proceedings  as a plaintiff  or a defendant, mostly  contract  related  disputes,  that have arisen in the ordinary course of business.  Contract related disputes, often involving claims for contract delays or additional  work,  are common in the areas in which we operate,  particularly for large,  long-term projects.  In some cases the amounts claimed against us in these  proceedings  and disputes are  significant,  ranging up to  approximately
US$290 million (or approximately €248 million at 30 September 2003) and, if adversely  determined,  may have a  material  adverse  effect  on our  financial condition or results of  operation.  Some  proceedings  against us are without a specified amount.  All claims and legal proceedings in which we are involved are reviewed  regularly by project  managers  with their Sector  management  and are reviewed on a half year basis with our statutory auditors, in order to determine appropriate level of provisions.

Some entities of our group are bound by confidentiality  agreements entered into in the normal course of their  activities and that are normally  linked to major contracts.  Breach of such confidentiality obligations could lead to the payment of indemnities  or other  recourse that could have a material  adverse impact on our financial condition.

ASBESTOS

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of  asbestos-containing  material and  identification of potential  exposure of employees  to  asbestos.  It has been our policy for many years to abandon  definitively the use of products containing asbestos by all of our operating units  world-wide and to promote the application of this principle to all of our suppliers,  including in those countries where the use of asbestos is  permitted.  In the  past,  however,  we have  used  and sold  some  products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

As of 30  September  2003,  in  France,  we were  aware of  approximately  1,990 asbestos  sickness related  declarations  accepted by the French Social Security authorities in France  concerning our employees,  former employees or from third parties,  arising out of our activities in France. All of such cases are treated under the French Social  Security  system which pays the medical and other costs of those who are sick and which  pays a lumpsum  indemnity.  Out of these  1,990 declarations,  we were  aware of  approximately  156  asbestos-related  cases in
France from our employees, former employees or from third parties. These persons have instituted  judicial  proceedings  against certain of our subsidiaries with the aim of obtaining a court decision holding these  subsidiaries  liable for an inexcusable  fault  (FAUTE  INEXCUSABLE)  in  order to  obtain  a  supplementary compensation  above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs
Courts in proceedings  involving our subsidiaries have found these  subsidiaries liable on the grounds of  inexcusable  fault.  Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (25 decisions rendered as of 30 September  2003).  We have  appealed  all of such  decisions to the French
Supreme  Court.  Even  where  we  have  been  found  liable  on the  grounds  of inexcusable  fault,  we do not expect to suffer any material  adverse  financial consequences,  because  the  financial  consequences  of any  liability  for our inexcusable  fault  have been  attributed  by court  decision  or by  applicable regulations to the French Social Security  (medical) funds.  Thus, in 102 of the
156  proceedings  before French courts at 15 September  2003,  which concern our
Marine Sector,  the social  security  authorities  have ruled that the financial consequences of any liabilities for inexcusable  fault will not be attributed to our Marine Sector and will be borne by the Social Security authorities. Although as of 15  September  2003 we had not yet  obtained  a specific  ruling  from the relevant  French  Social  Security  authorities  in respect of the  remaining 54 proceedings, of which 40 concern our Power Sector, we believe the same principle affording  us  financial  protection  will apply to such  proceedings  and that, accordingly, we will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

We therefore  believe that  compensation for most of the current 156 proceedings involving  certain of our subsidiaries as of 30 September 2003,  including cases where we may be found to be at fault,  is or will be borne by the general French
Social Security  (medical)  funds.  Based on applicable  legislation and current case law, we also  believe  that the publicly  funded  Indemnification  Fund for
Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase our current risk exposure.  The FIVA was  implemented to compensate persons harmed by exposure to asbestos in France.  Once a person has received an offer of compensation, the fund itself may then take action against the employer considered  responsible.  However this  subrogatory  right can only be exercised pursuant  to and within the limits of French  Social  Security  regulations.  We believe that those cases where  compensation  may not be definitely borne by the general  French  Social  Security  (medical)  funds or by the FIVA  represent an immaterial exposure for which we have not made any provisions.

In addition to the foregoing,  in the United States, as of 30 September 2003, we
were subject to  approximately  154  asbestos-related  personal  injury lawsuits which have their origin solely in the Company's  purchase of some of ABB's power generation business,  for which we are indemnified by ABB. We are also currently subject to two class action lawsuits in the United States  asserting  fraudulent conveyance  claims  against  various  ALSTOM and ABB  entities  in  relation  to
Combustion Engineering,  Inc. ("CE"), for which we have asserted indemnification against ABB. CE is a United States  subsidiary of ABB, and its power  activities were part of the power generation  business purchased by us from ABB. In January
2003,  CE  filed  a  "pre-packaged"  plan of  reorganisation  in  United  States bankruptcy court. This plan was recently confirmed by the bankruptcy court and a
United States federal district court. The plan has been appealed and has not yet become  effective;  consummation  of  the  plan  is  subject  to  certain  other conditions  specified  therein.  In  addition  to its  protection  under the ABB indemnity,  ALSTOM  believes  that  under  the  terms  of the  plan it  would be protected  against  pending  and future  personal  injury  asbestos  claims,  or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30  September  2003,  we were  also  subject  to  approximately  38  other asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  533 claimants  that, in whole or in part,  assert claims  against
ALSTOM  which  are not  related  to  ALSTOM's  purchase  of some of ABB's  power generation  business  or as to which  the  complaint  does not  provide  details sufficient to permit us to determine whether the ABB indemnity applies.  Most of these lawsuits are in the preliminary  stages of the litigation process and they each involve  multiple  defendants.  The allegations in these lawsuits are often very general and difficult to evaluate at  preliminary  stages in the litigation process.  In those cases where ALSTOM's  defence has not been assumed by a third party and meaningful  evaluation is  practicable,  we believe that we have valid defences and, with respect to a number of lawsuits,  we are asserting  rights to indemnification against a third party.

We have  not in  recent  years  suffered  any  adverse  judgement,  or made  any settlement payment, in respect of any US personal injury asbestos claim. Between
31  October  2002  and  30  September  2003,  a  total  of 139  cases  involving
approximately  17,672  claimants  were  voluntarily   dismissed  by  plaintiffs,
typically  without  prejudice  (which is to say the  plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of asbestos-related  cases, we consider a claim to have been  dismissed,  and to no longer be pending against us, if the plaintiffs'  attorneys  have  executed a notice or  stipulation  of dismissal or non-suit, or other similar document.

We are also  subject to a minor  number of  asbestos  related or other  employee personal injury related claims in other countries, mainly in the UK where we are currently subject to approximately 153 such claims.

While the outcome of the existing  asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our  financial  condition.  We can give no assurances  that  asbestos-related cases  against us will not grow in number or that those we have at  present,  or may face in the future,  may not have a material adverse impact on our financial condition.

CLAIMS FROM ROYAL CARIBBEAN CRUISES

In 1998,  Cegelec (whose rights and  obligations  belong for the purposes of the proceedings  described  below to ALSTOM  Power  Conversion),  and Kamewa AB (now
Rolls-Royce AB) decided to jointly design,  manufacture,  market and sell podded propulsion  units,  or  pods,  through  a  consortium  arrangement.  Pods  are a technology  used in electric  propulsion  for ships that can be used  instead of conventional  inboard  propulsion  motors and rudders.  Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

To date,  39 pods have been  delivered by the  consortium,  25 of them to ALSTOM
Marine/Chantiers  de  l'Atlantique.   Chantiers  de  l'Atlantique  has  to  date
delivered  nine  cruise  ships  equipped  with  podded  drives  to  four  cruise operators.  Between June 2000 and May 2002, Chantiers de l'Atlantique  delivered four new cruise ships of the Millennium class to Celebrity  Cruises,  one of the brands of Royal Caribbean Cruises Ltd. ("RCCL").

A number of the vessels  delivered to RCCL experienced  technical  problems with their pods,  and, as a result,  some of them had to be temporarily  removed from service to be repaired in dry-dock. This occurred more than once with respect to certain of the ships.

On 7 August 2003,  RCCL and various RCCL group  companies,  including  Celebrity
Cruises,  filed  a  lawsuit  in the  State  Court  of  Miami,  Florida,  against
Rolls-Royce plc, Rolls Royce AB, various U.S. members of the Rolls-Royce  group,
ALSTOM Power  Conversion SA, ALSTOM Inc, ALSTOM Power  Conversion  Inc.,  Marine
Service Partners Inc. and ALSTOM Marine US.

In  this  lawsuit,  RCCL  claims  damages  for  a  global  estimated  amount  of approximately  US$290 million for alleged  misrepresentations  in the selling of the pods, and negligence in the design and  manufacture of the pods.  ALSTOM and
Rolls-Royce are strongly contesting this claim.

While we believe  the RCCL  complaint  is  without  merit,  we cannot  currently predict the outcome.  Any related  adverse court decisions could have a material adverse impact on our financial condition and results of operations.

SEC INVESTIGATION RELATING TO ALSTOM TRANSPORTATION INC.

On 30 June 2003,  we  announced  that we were  conducting  an  internal  review, assisted by external  lawyers and  accountants,  following  receipt of anonymous letters alleging  accounting  improprieties on a railcar contract being executed at the New York facility of ALSTOM  Transportation  Inc. ("ATI"),  one of our US
subsidiaries.  Following  receipt  of these  letters,  the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

We also announced that the internal  review had identified  that losses had been significantly  understated  in the ATI  accounts,  in  substantial  part  due to accounting  improprieties.  As a result an additional  charge of €73 million was recorded in ATI's  accounts for the year ended 31 March 2003 and was recorded in the Company's  consolidated  financial  statements approved by shareholders on 2
July 2003.

On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its review.

We have fully  cooperated  with the SEC and the FBI in this matter and intend to continue to do so. The SEC's  investigation  is ongoing,  and we cannot  predict when it will be completed or its outcome. Any adverse developments in connection with this matter,  including, but not limited to, any enforcement action against us or any of our personnel,  could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-funded transportation contracts in the United States, or could otherwise materially  negatively impact us and our business.  Our management has spent, and may in future be required to spend,  considerable  time and effort  dealing  with the  internal  and external actions relating to ATI.

UNITED STATES PUTATIVE CLASS ACTION LAWSUITS

ALSTOM, and certain of its current and former officers, recently have been named as defendants in a number of purported  shareholder  class action lawsuits filed on behalf of  various  alleged  classes of  purchasers  of  American  Depositary
Receipts or other ALSTOM  securities  between  various dates between 17 November
1998 and 30 June 2003.  The actions seek to allege  violations  of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities
Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue  statements of materials  facts,  and/or omissions to state material facts necessary to make the statements  made not  misleading,  in various ALSTOM public communications regarding our business,  operations and prospects, causing the putative  classes to purchase  ALSTOM  securities at  artificially  inflated prices.  The plaintiffs  seek, among other things,  class action  certification, compensatory  damages  in an  unspecified  amount,  and an award  of  costs  and expenses,  including counsel fees. We intend to defend vigorously  against these actions.

OTHER LEGAL PROCEEDINGS

A judicial investigation is currently being conducted by a judge of the TRIBUNAL
DE GRANDE INSTANCE  (trial court) of Paris  regarding  allegations of an illegal payment  approved  by  former  senior  officers  of the  company  to  government officials in  connection  with the transfer in 1994 of the  headquarters  of the
Transport  Sector.  ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

Senior  officials of ALSTOM have been  interviewed  by  inspectors of the French
COMMISSION  DES  OPERATIONS DE BOURSE (the "COB") in  connection  with the COB's investigation  regarding  public  disclosures by the Group and trading of ALSTOM shares  since 31 December  2001.  ALSTOM is  co-operating  fully with the COB in these  inquiries.  As of the date  hereof,  it is not  possible  to predict  the outcome of such investigation with any certainty.

ACCOUNTS OF THE PARENT COMPANY, ALSTOM

ALSTOM,  the parent  company,  has no  industrial  or  commercial  activity and, consequently  its revenue  includes mainly fees invoiced to its subsidiaries for the use of the ALSTOM name, dividends and other financial income.

Income  amounted  to €43  million for the first half of fiscal year 2004 and €74 million for the first half of fiscal year 2003.

                     UNITED STATES AND CANADA PRESS RELEASE

                                                                20 November 2003

                             ALSTOM CAPITAL INCREASE

ALSTOM today announced the launch of a capital  increase of  approximately  €300 million and an offering of approximately €900 million aggregate principal amount of 2% subordinated bonds redeemable with shares due 2008.

The  shareholders  whose shares are  registered  as of 26 November  2003 will be allocated one warrant per share.  27 warrants will permit the purchase of 23 new shares at a price of 1.25 euro per share.

The  subordinated  bonds  redeemable  with shares are offered with  preferential subscription  rights for ALSTOM  shareholders  on 27  November  2003.  One share registered as of 26 November 2003 will give  entitlement  to one right. 7 rights will give  entitlement to subscribe for 16  subordinated  bonds  redeemable with shares. The subscription price is 1.40 euro per bond redeemable with shares. The bonds will bear  interest  of two per cent per year,  capitalised  for the first year, and will be redeemable with shares due on 31 December 2008.

                                     * * *
Press relations :       S. Gagneraud / G. Tourvieille
                        (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        (Tel. +33 1 47 55 25 78) - investor.relations@chq.alstom.com

MCommunications:        L. Tingstrom
                        (Tel. +44 789 906 6995) - tingstrom@mcomgroup.com
                                     * * *
THIS  ANNOUNCEMENT  DOES NOT CONSTITUTE AN OFFER TO SELL, OR A  SOLICITATION  OF
OFFERS TO  PURCHASE OR  SUBSCRIBE  FOR,  SECURITIES  IN THE UNITED  STATES.  THE
SECURITIES  REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE,  REGISTERED UNDER
THE  SECURITIES  ACT OF 1933, AS AMENDED,  AND MAY NOT BE OFFERED OR SOLD IN THE
UNITED STATES ABSENT  REGISTRATION OR AN APPLICABLE  EXEMPTION FROM REGISTRATION
REQUIREMENTS.  THIS NOTICE IS ISSUED  PURSUANT TO RULE 135(C) OF THE  SECURITIES
ACT OF 1933.

THIS  COMMUNICATION  IS DIRECTED  ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED
KINGDOM OR (II) HAVE PROFESSIONAL  EXPERIENCE IN MATTERS RELATING TO INVESTMENTS
OR (III) ARE PERSONS  FALLING  WITHIN  ARTICLE  49(2)(A) TO (D) ("HIGH NET WORTH
COMPANIES,  UNINCORPORATED  ASSOCIATIONS  ETC.") OF THE  FINANCIAL  SERVICES AND
MARKETS ACT 2000  (FINANCIAL  PROMOTION)  ORDER 2001 (ALL SUCH PERSONS  TOGETHER
BEING REFERRED TO AS "RELEVANT  PERSONS").  THIS COMMUNICATION MUST NOT BE ACTED
ON OR RELIED ON BY PERSONS  OTHER  THAN  RELEVANT  PERSONS.  ANY  INVESTMENT  OR
INVESTMENT  ACTIVITY TO WHICH THIS  COMMUNICATION  RELATES IS AVAILABLE  ONLY TO
RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION  ACTIVITIES,  IF  ANY,  WILL  BE  CONDUCTED  IN  ACCORDANCE  WITH
APPLICABLE LAWS AND REGULATIONS.
STABILISATION FSA

                                                                20 November 2003

                        ALSTOM wins €240 million contract
                    for maintenance of Bucharest metro fleet

Metrorex,  the operator of the  Bucharest  metro,  has awarded  ALSTOM a 15-year contract  worth €240 million for the  maintenance  of the metro's  fleet,  which currently comprises more than 400 cars.

To fulfil this long-term contract for full maintenance and service,  ALSTOM will take over three Metrorex maintenance depots, a workshop and associated staff.

ALSTOM will upgrade the maintenance sites. Among other improvements, ALSTOM will install an  information-technology  system  and bring the sites into  compliance with  current  environmental  regulations.  Included in the project are training programs for safety,  quality and management.  The contract is to take effect in
January 2004.

A signing  ceremony took place in Paris at the Hotel Matignon,  the residence of the French  prime  minister  at 10:45 A.M.  on  November  20 in the  presence of
President  Ion Iliescu of Romania  and Prime  Minister  Jean-Pierre  Raffarin of
France.

Patrick Kron,  Chairman & Chief Executive Officer of ALSTOM, said at the signing of the  contract.  "We are very pleased by this  demonstration  of confidence in
ALSTOM.  This  long-term  contract is very important for us,  consolidating  our track  record  in metro  system  maintenance.  Furthermore,  in  establishing  a long-term  relationship  with our new  customer,  Metrorex,  we are  proud to be contributing to the development of urban transport in Bucharest".

            Press relations:     Severine Gagneraud/Gilles Tourvieille
                                 Tel.: +33 (0)1 47 55 25 87/ 2315
                                 internet.press@chq.alstom.com

            Investor relations:  Emmanuelle Chatelain
                                 Tel.: +33 (0)1 47 55 25 33
                                 investor.relations@chq.alstom.com